Rackspace Technology
Annual Report 2022

rackspace
technology®

Customer First.
Cloud First.



Rackspace Technology
Annual Report 2022

rackspace
technology®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____.

Commission File Number: 001-39420

RACKSPACE TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)



Delaware	**81-3369925**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

1 Fanatical Place
City of Windcrest
San Antonio, Texas 78218
(Address of principal executive offices, including zip code)

(210) 312-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	RXT	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022, the last business day of our most recently completed second fiscal quarter, was $382 million based upon the closing price of such shares on the Nasdaq Stock Market LLC on such date.

On March 9, 2023, 212,845,147 shares of the registrant's common stock, par value $0.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2023 Annual Meeting of Stockholders are incorporated herein by references in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

RACKSPACE TECHNOLOGY, INC.
TABLE OF CONTENTS

COMMONLY USED OR DEFINED TERMS

Term	Definition
2017 Incentive Plan	Rackspace Technology, Inc. Equity Incentive Plan
2020 Incentive Plan	Rackspace Technology, Inc. 2020 Equity Incentive Plan
3.50% Notes Indenture	Indenture governing the 3.50% Senior Secured Notes
3.50% Senior Secured Notes	3.50% Senior Secured Notes due 2028
5.375% Notes Indenture	Indenture governing the 5.375% Senior Notes
5.375% Senior Notes	5.375% Senior Notes due 2028
8.625% Senior Notes	8.625% Senior Notes due 2024
ABRY	ABRY Partners, LLC and ABRY Partners II, LLC, collectively
ABRY Management Consulting Agreement	Management consulting agreement, between Rackspace Technology Global, Inc. and ABRY Partners, LLC and ABRY Partners II, LLC., dated November 15, 2017
Annual Report	Annual Report on Form 10-K for the year ended December 31, 2022
APJ	Asia Pacific and Japan
Apollo	Apollo Global Management, Inc. and its subsidiaries
Apollo Global Securities	Apollo Global Securities, LLC
Apollo/Searchlight Management Consulting Agreement	Management consulting agreement, between Rackspace Technology Global, Inc., an affiliate of Apollo Global Management, Inc. and its subsidiaries, and Searchlight Capital Partners, L.P., dated November 3, 2016
ASC	Accounting Standards Codification
ASC 606	Accounting Standards Codification No. 606, Revenue from Contracts with Customers
ASC 842	Accounting Standards Codification No. 842, Leases
ASC 420	Accounting Standards Codification No. 420, Exit or Disposal Cost Obligations
ASU	Accounting Standards Update
AWS	Amazon Web Services
Bright Skies	Bright Skies GmbH
Citi	Citibank, N.A.
Core	Multicloud Services and Apps & Cross Platform segments, in the aggregate
Datapipe	Datapipe Parent, Inc.
E.U.	European Union
EBITDA	Earnings before interest, taxes, depreciation, and amortization
EMEA	Europe, Middle East and Africa
EPS	Earnings per share
ESPP	Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
February 2021 Refinancing Transaction	Debt refinancing transaction on February 9, 2021, in which we borrowed $2,300 million under the Term Loan Facility and issued $500 million of 3.50% Senior Secured Notes
First Lien Credit Agreement	Credit agreement governing the Senior Facilities
GAAP	Accounting principles generally accepted in the United States of America
Incentive Plans	2017 Incentive Plan and 2020 Incentive Plan, together
Inception Parent	Inception Parent, Inc.
Indentures	5.375% Notes Indenture and 3.50% Notes Indenture, together
IPO	Rackspace Technology's initial public offering
IRC	Internal Revenue Code
IRS	U.S. Internal Revenue Service
July 2021 Restructuring Plan	Internal restructuring plan committed to on July 21, 2021
Just Analytics	Just Analytics Pte. Ltd.

LIBOR	London Interbank Offered Rate
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MOIC	Multiple of invested capital
Nasdaq	Nasdaq Stock Market LLC
PSUs	Performance stock units
Prior Term Loan Facility	Senior secured first lien term loan facility entered into on November 3, 2016 and fully repaid in conjunction with the February 2021 Refinancing Transaction
R&D	Research and development
Rackspace Acquisition	November 3, 2016 acquisition of Rackspace Hosting, Inc. (now named Rackspace Technology Global, Inc.) by Inception Parent, Inc.
Rackspace Hosting	Rackspace Hosting, Inc.
Rackspace Technology	Rackspace Technology, Inc.
Rackspace Technology Global	Rackspace Technology Global, Inc.
Rackspace US	Rackspace US, Inc.
Receivables Financing Facility	Accounts receivable financing agreement
Revolving Credit Facility	Senior secured first lien revolving credit facility
RSUs	Restricted stock units
SaaS	Software-as-a-service
Searchlight	Searchlight Capital Partners L.P.
SEC	Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Senior Facilities	Term Loan Facility and Revolving Credit Facility, together
SG&A	Selling, general and administrative
SPV	Special purpose vehicle
SSP	Standalone selling price
Term Loan Facility	Senior secured first lien term loan facility
Transaction Fee Agreement	Transaction fee agreement, between Rackspace Technology Global, Inc. and an affiliate of Apollo Global Management, Inc. and its subsidiaries, dated November 3, 2016
U.K.	United Kingdom
U.S.	United States

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain information that may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. While we have specifically identified certain information as being forward-looking in the context of its presentation, we caution you that all statements contained in this report that are not clearly historical in nature, including statements regarding anticipated financial performance, management's plans and objectives for future operations, business prospects, market conditions, and other matters are forward-looking. Forward-looking statements are contained principally in the sections of this report entitled "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Without limiting the generality of the preceding sentence, any time we use the words "expects," "intends," "will," "anticipates," "believes," "confident," "continue," "propose," "seeks," "could," "may," "should," "estimates," "forecasts," "might," "goals," "objectives," "targets," "planned," "projects," and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Forward-looking information involves risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied in, or reasonably inferred from, such statements, including without limitation, the effects of the COVID-19 pandemic on our results of operations and business, and the risks and uncertainties disclosed or referenced in Part I Item 1A. of this report under the heading "Risk Factors." Therefore, caution should be taken not to place undue reliance on any such forward-looking statements. Much of the information in this report that looks toward future performance of the company is based on various factors and important assumptions about future events that may or may not actually occur. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements included in this Annual Report. We assume no obligation (and specifically disclaim any such obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

"Rackspace," "Rackspace Technology," "Fanatical," "Fanatical Experience," "Rackspace Fabric," Rackspace Data Freedom," "Rackspace Services for VMware Cloud™" and "MyRackspace" are registered or unregistered trademarks of Rackspace US, Inc. in the U.S. and/or other countries. OpenStack® is a registered trademark of OpenStack, LLC and Openstack Foundation in the U.S. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective holders. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PART I

ITEM 1 – BUSINESS

Overview

Rackspace Technology is a leading end-to-end multicloud technology services company. We design, build, and operate our customers' cloud environments across all major technology platforms, irrespective of technology stack or deployment model. We partner with our customers at every stage of their cloud journey, enabling them to modernize applications, build new products and adopt innovative technologies.

Cloud technology is reinventing how companies store, process and manage their data.

Businesses have accelerated their adoption of cloud technologies in recent years due to:

- Strong growth in highly variable, high-scale workloads (a computing task performed by a business application) such as mobile applications, device telemetry and associated marketing, tracking and data. Those workloads have also driven an explosion of data volumes. All of these workloads run more efficiently in the flexible, agile, variable-cost environment of cloud technologies with its associated highly scaled data storage.

- The need to compete with "digital natives" (technology companies that began their existence online in the digital age and do not have legacy infrastructure or technology to maintain and support).

- The emergence of cloud-based business tools, such as data analytics, machine learning and artificial intelligence, that help companies optimize business performance.

- A global pandemic that challenged companies to accommodate an increasingly remote workforce.

In addition, the cost to maintain a company-owned data center (known in industry parlance as "on-premises" or "on-prem" data centers) has become cost prohibitive since companies must constantly upgrade hardware, maintain physical infrastructure and constantly apply security patches to counteract emerging security threats. Companies are also looking to reduce their on-premises operations budgets to fund the build-out of their cloud management operations and skill base.

At the same time, several dominant players have emerged in the cloud computing industry: the "hyperscalers" – AWS, Google Cloud and Microsoft Azure, which are the leading public cloud providers; as well as VMware, which is a leading provider of private cloud technology. These technology providers operate cloud environments at a massive scale and have a significant cost-benefit advantage compared to a company-owned on-prem data center. They can also easily invest billions of dollars in product development and innovation, maintenance of the physical infrastructure and upkeep of important security protocols and technology.

As a result of these developments, most companies will become increasingly dependent on cloud technologies for most of their new workloads, as well as a portion of existing workloads, over the coming years.

The multicloud paradigm brings additional complexity for businesses moving to the cloud.

Moving to the cloud is not as simple as selecting a single platform and migrating data. The cloud is taking market share because it is a structurally different platform with structurally different cost dynamics. Oftentimes, new code must be written, or existing code must be re-written, to take full advantage of cloud capabilities. Likewise, simply moving existing code to the cloud (known as "lifting and shifting") can often result in high or unforeseen cost over-runs. The efficiencies of cloud are real, but it takes substantial effort to realize them.

Companies also face the challenge of managing multiple clouds. They often employ more than one cloud solution for several business reasons:

- to prevent lock-in with any one cloud provider;

- to ensure data storage redundancy and protect against business interruption;

- to provide for enhanced security, compliance and governance;

- to access business tools that may run better on one cloud platform versus another; or

- to accommodate past decisions related to prior deployments and/or acquisitions, both of which can force most large companies into managing workloads situated on multiple clouds.

In addition, some business applications cannot migrate to the cloud and must remain on mature cloud platforms like private cloud, or even on-prem data centers, for various reasons:

- Corporate governance requires data sovereignty for sensitive data such as financial or health information.

- Older applications, often built in-house on older code, are not cloud-ready, and the cost of modernizing or replacing them outweighs the benefits of moving to the cloud.

- Data egress fees (fees charged by the hyperscalers for moving data out of their storage environment) have highlighted the need to keep frequently-accessed data on non-hyperscaler platforms.

As a result, businesses quickly find themselves in a multicloud paradigm that includes two or more hyperscaler platforms, private cloud and data and applications that are hosted on-premises or in a colocation or managed hosting facility. In such a complex environment, even the most sophisticated IT organizations at the largest multinational companies require outside resources to manage their multicloud presence.

Rackspace Technology is a leading pure-play cloud solutions company.

We help companies of all sizes manage their transition to the cloud, make sense of their IT infrastructure, migrate their data to the cloud, optimize their cloud presence on an ongoing basis and manage the workloads best left to managed hosting or other mature platforms.

Few companies have the internal resources required to effectively manage a transition to the cloud. Building a well-rounded and capable in-house team would require hiring experts on all three hyperscaler platforms as well as private cloud, colocation and managed hosting. We believe professionals with these skill sets are challenging for companies to source and hire because they generally prefer to work at a technology company. We believe this creates an opportunity for a service partner like Rackspace Technology which enables businesses to fully embrace the power of all cloud technologies.

Our team of 6,800 highly skilled Rackers, including consultants and engineers, partners with companies at every stage of their cloud transformation journey and helps them:

- select the right platforms for their business needs;

- manage the movement of applications and data to the cloud and re-hosting of applications best suited for managed hosting;

- strategically locate and manage growing volumes of associated data storage to minimize cost and business risk;

- optimize their cloud footprint by leveraging new offerings and new pricing models from the hyperscalers, as well as new cloud computing technologies;

- operate their cloud environment;

- monitor security and ensure the security infrastructure is kept up to date;

- modernize their legacy business applications so they are optimized to run in the cloud; and

- mine their business data for actionable insights using cloud data analytics tools.

We aim to be our customers' most trusted advisor and services partner in their path to cloud transformation and to accelerate the value of their cloud investments. We give customers the ability to make informed decisions when choosing the right technologies, and we recommend solutions based on each customer's unique objectives. In this way, we empower our customers to harness the full benefits of cloud adoption.

We differentiate ourselves from other service providers by:

- focusing solely on the cloud as the only pure play cloud solutions company;

- automating much of the manual labor to reduce cost for our customers;

- providing our renowned Fanatical Experience for our customers;

- maintaining close relationships with the major cloud providers – AWS, Google Cloud, Microsoft Azure and VMware; and

- providing a full suite of cloud services across public and private cloud, as well as managed hosting and colocation services, so that enterprises can cost-effectively maintain legacy applications that are not cloud-ready while migrating their business to the cloud gradually.

We have a culture of innovation that permeates all that we do. Our Rackers gather insights from customers, cloud partners and each other to design, implement and operate advanced cloud environments. With our deep technical expertise, we build solutions alongside our customers to solve their most complex business challenges and explore their most promising business opportunities. Our tight-knit relationships with leading cloud partners enable Rackers to be on the front lines of cloud technology and among the first to utilize the latest capabilities of the cloud when our cloud partners launch new solutions. Our partnerships, Rackers and culture combine to ensure that we are at the forefront of major trends in technology, including cloud native application development, Internet of Things and containers. We believe this expertise - and our ability to deliver it effectively - enables our customers to innovate faster and stay ahead of their competition.

Rackspace Fabric, our proprietary cloud software, is a significant differentiator.

Rackspace Fabric is the proprietary software that underpins our industry-leading automation. It includes over 200 unique tools and components to deliver our services and represents an investment of over $1 billion and 12 million hours of highly skilled professionals' time. We believe it gives us a sustainable competitive advantage that would be difficult, if not impossible, for a competitor to replicate. Rackspace Fabric serves as a single pane of glass through which customers can manage their entire cloud presence and delivers automation, artificial intelligence, predictive analytics and proprietary tools that make our services even more reliable and easier to use.

Rackspace Fabric was built over the course of our two decades of experience in the cloud business. We leverage automation to reduce the amount of manual labor associated with serving our customers, as well as to improve efficiency. Whenever there is repetitive, manual labor associated with customer-related tasks, we automate the task. We also use advanced machine learning tools to identify additional work that can be automated. This has provided Rackspace Technology with a critical mass of automation, based upon institutional knowledge and know-how, that we continue to grow incrementally every year.

This is in direct contrast to our competition, many of whom charge for their services on a markup over labor costs, and therefore are not incentivized to employ automation in order to reduce customer costs.

Approximately 75% of our workloads are automated today, an industry leading figure that increased dramatically in recent years. We continually strive to optimize our automation to drive further efficiency gains in our business.

Rackspace Fabric includes automation that ranges from service delivery to self-healing infrastructure, giving us the ability to anticipate and proactively respond to opportunities and threats. It ensures consistency in our customers' experiences and allows our Rackers to automate key service and application management processes, freeing up resources to focus on strategic, high-value business opportunities. This drives an efficient business model that has generated revenue per employee of over $450,000 for the years ended December 31, 2021 and 2022, which we believe is ahead of our competitors and in-line with leading SaaS companies.

Our go-to-market and service-delivery strategy.

Our business benefits from a highly efficient go-to-market strategy. Our sales efforts are led primarily by a team of over 900 quota-bearing representatives and customer success managers. Our ecosystem of partners serves as an extension of our direct sales force, providing a source of additional new business opportunities. Our customer engagement model begins with our professional services, where we partner with a customer to assess its objectives and design the best cloud strategy to meet its needs, and continues with our flexible recurring service offerings.

We deliver our services to a global customer base through an integrated service delivery model. We have a presence in more than 60 cities around the world. This footprint allows us to better serve customers based in various countries, especially multinational companies requiring cross-border solutions.

Our success has been recognized by third parties and customers alike. We served over 100,000 customers across 120 countries as of December 31, 2022. We are recognized as a Leader in the 2020 Gartner Magic Quadrant for Public Cloud Infrastructure Professional and Managed Services, Worldwide, Forrester Leader in its 2020 report, Forrester Wave Multicloud Managed Services Providers, Q4 2020, IDC 2021 Worldwide Managed Multicloud Services Marketspace, and 2021 ISG Public Cloud and Private Hybrid Cloud Data Services/Solutions. In addition, we have also received several industry partner awards including the 2020 Google Cloud Breakthrough North America Partner of the Year Award, 2021, AWS Migration Partner of the Year (US), 2021, Kubernetes on Microsoft Azure Advanced Specialization, and Virtual Desktop Advanced Specialization, 2021, VMware CloudHealth Global Partner of the Year, 2021, and Dell Technologies Global Alliances – Excellence in Expansion, EMEA Award 2021. In 2022 we received the following designations from ISG, a leading global technology research and advisory firm: Provider Lens Leader in Cybersecurity - Solutions and Services Report, Provider Lens Leader in Google Cloud Partner Ecosystem Report, Provider Lens Leader in Microsoft Partner Ecosystem Report and Partner Lens Leader in Next-Gen Private/Hybrid Cloud - Data Center Services & Solutions.

Our History

Rackspace Technology's predecessor company was founded in 1998, and was focused primarily on providing outsourced, dedicated IT infrastructure, primarily for small and mid-sized businesses. The predecessor company was publicly traded from its initial public offering in August 2008 until it was taken private in a leveraged buyout in November 2016. Rackspace Technology subsequently returned to the public markets through an initial public offering in August 2020.

During the time that Rackspace Technology was a private company from 2016 to 2020, management focused on transforming the business to serve companies that were migrating to the cloud. This included forging and strengthening partnerships with the major infrastructure providers such as AWS, Google, Microsoft and VMware; enhancing the company's service offerings, including professional services, managed security and data services; building an enterprise sales force and professional services-driven sales approach to penetrate a broader market opportunity; and expanding the company's geographic presence.

Today, we are a trusted partner to the global cloud ecosystem. We maintain close relationships with major cloud infrastructure and application vendors, enabling us to provide our customers with complete, unbiased multicloud services, all through our single customer interface.

Our Integrated Services Portfolio

We serve our customers through an integrated services portfolio organized in two segments—Multicloud Services and Apps & Cross Platform Services. The services across these two segments are described in more detail below:

- **Multicloud Services:** Our Multicloud Services segment includes our public and private cloud managed services offerings, as well as professional services related to designing and building multicloud solutions and cloud-native applications. We offer an integrated suite of managed services offerings across our private cloud, the leading public clouds and colocation. Our managed cloud services help customers determine, manage and optimize the right infrastructure, platforms and services on which to deploy their applications to achieve the best performance, agility, security and cost efficiency. We also help customers establish governance, operational and architectural frameworks to mitigate risks and reduce inefficiencies, so they can manage costs, achieve industry-specific compliance objectives and improve security.

  Within our Multicloud Services segment, we offer the following services:

  - *Private cloud:* These service offerings provide compute, storage and applications accessed by a specific customer, either with a cloud management layer (in managed private cloud) or without one (in managed hosting). We offer managed private clouds powered by leading technologies like VMware, Microsoft and OpenStack in our data centers as well as in those owned by customers or by third parties such as colocation providers. We also offer managed VMware on AWS, delivering an increasingly popular hybrid combination. Our private cloud offerings can be used with or without virtualization software.

- *Managed public cloud:* These offerings address the challenges of managing applications and data on the AWS, Microsoft Azure and Google Cloud public clouds. We bundle the underlying public cloud infrastructure with our expertise and experience, managed services and proprietary tools. While the infrastructure providers are responsible for their data centers, servers, storage, networking and operating system software, we help customers navigate, migrate, architect and deploy their applications on those leading public cloud platforms. After a migration, we manage, secure and optimize the customer's environments on an ongoing basis using our tools, automation and expertise, while supporting the customer with robust service level agreements. These offerings do not require us to commit significant capital expenditures given that third parties provide the infrastructure.

  - *Managed hosting and colocation:* For customers that require infrastructure on mature cloud platforms, we also offer them the option to place their own servers and networking hardware in our data centers (colocation) or to utilize dedicated servers provided by us in our data centers (managed hosting). However, demand for these services has lessened in recent years as more and more customers move their data and applications to the cloud. In some cases, we are proactively approaching customers and encouraging them to move from these mature services to the cloud in order to preserve the customer relationship.

- **Apps & Cross Platform:** Our Apps & Cross Platform segment includes managed applications, managed security and data services, as well as professional services related to designing and implementing application, security and data services.

  - *Managed applications:* Our managed application services include running large-scale SaaS applications for customers on our and public cloud infrastructure, such as Oracle, SAP and Office 365. This includes key functions such as: managing a customer's applications and performing key functions such as account management and scaling up or down of required cloud resources. Additionally, we manage productivity and collaboration applications such as email and hosted Microsoft SharePoint.

  - *Managed security:* We provide fully-integrated security solutions that combine cutting-edge technology with our in-house Security Operations Center to provide customers with threat detection, analysis and remediation capabilities. Additionally, we have integrated security platforms into our management tools to give our customers one view of their organization's vulnerability and threats.

    We offer additional managed security services to customers in the areas of (i) security threat assessment and prevention, (ii) proactive threat detection and response, (iii) rapid remediation, (iv) governance, risk and compliance assistance across multiple cloud platforms and (v) Privacy and Data Protection services, including detailed access restrictions and reporting. Our 24x7x365 Customer Security Operations Center is staffed by experienced Global Information Assurance Certification (GIAC) security analysts.

  - *Data services:* We help customers use their data to further innovate by providing services and expertise for data extraction, transformation, ingestion, storage and analysis. We utilize both traditional analytics platforms and new, machine learning technologies to build repeatable, scalable and automated platforms that extract meaningful insights. Our developers, administrators and cloud and data analytics architects are skilled across a full range of database services, including managed relational databases (Oracle, SAP, SQL Server and MySQL), big data (Hadoop), managed NoSQL (MongoDB) and managed SAP HANA. Our data services are offered both through our managed services subscriptions and through our professional services offerings.

We offer professional services across our entire portfolio, including multicloud solutions, applications, security and data. As part of our professional services process, we meet customers at every stage of their cloud journey and design solutions focused on modernizing their infrastructure and applications to enhance the value of their cloud technologies. This process often serves as the starting point for new business opportunities; following our initial professional services engagement, a customer will typically use any combination of our managed services under long-term contracts, and will often use our professional services multiple times as their technology needs continue to evolve. For some new customer relationships, the early stages of the relationship can be weighted toward infrastructure revenue; in these cases, our customer success sales team is tasked with up-selling and cross-selling additional services, including professional services, to enhance the overall customer relationship.

In addition to our integrated services portfolio described above, we also offer customers our OpenStack Public Cloud solution, our third reporting segment, which represents our legacy business prior to our pivot to multicloud. While we expect to continue to offer our OpenStack Public Cloud solution, we ceased to actively market it to customers in 2017.

Effective on January 1, 2023, Rackspace Technology reorganized around a two-business unit operating model, Public Cloud and Private Cloud. Public Cloud and Private Cloud have very different business dynamics and require different skill sets and levels of investment to manage. This two-business unit operating model ensures increased focus, delivery and service quality for our customers. Beginning in 2023, Rackspace Technology will change its segment reporting to reflect this reorganization under three reporting segments: Public Cloud, Private Cloud and OpenStack Public Cloud.

Our Technology Platform

Our technology platform is at the center of the Fanatical Experience that we deliver to customers. Our technologies focus on removing the complexities of multicloud deployments, unifying compelling aspects of the experience for our customers and enabling us to deliver scalable solutions.

- **Innovative automation** drives efficiency for us and our customers, enabling us to rapidly and consistently deliver our solutions across multiple products and clouds at scale. Rackspace Business Automation is a custom platform developed to handle over 12 million events and over 1 billion actions per month across physical devices, virtual devices, systems and tools. Data center automation provides services and applications to automate provisioning, configuring and the decommissioning of data center infrastructure. UIPath Robotic Process Automation is deployed across our business to automate repetitive tasks. We can automate 75% of customer support workloads based upon the automation of thousands of unique processes across our support organization.

- **AIOps** is a new field of software that combines monitoring, machine learning and automation to enhance IT operations. Our AIOps platform correlates monitoring events across our customers' physical and virtual devices into a single incident or problem, significantly reducing the time to resolution for complex incidents. We developed a first-of-its-kind multi-tenant AIOps solution that processes millions of compliance-related events each month.

- **Predictive operations** enables our data scientists to build sophisticated models to provide actionable insights to our business leaders, increasing our agility and ability to identify opportunities that enhance our customer relationships.

- **Self-service APIs** enable our customers to access data and resources programmatically, extending our automation and service delivery into their native tools and processes. We support integration with our ticketing systems to enable two-way integrated support workflows and billing system integration to enable access to consolidated billing data in multicloud environments. Additionally, our pre-built integration with ServiceNow enables enterprise customers to simplify connectivity between our tools and ServiceNow.

- **MyRackspace** and other portals and associated mobile apps service over 600,000 active monthly users and support product specific self-service, insights, account management, security management, ticketing and billing. These portals are unified with our custom framework and design language, Pilot and Helix, providing a consistent experience and integrated navigation between our product lines and features. Our custom identity management system authenticates access to our user interfaces and APIs. This includes federation capabilities to integrate with our customers' identity providers.

- **Unified billing** enables us to deliver an integrated single invoice for customers across all multicloud deployments. Our systems extract and rerate bills from public cloud hyperscalers and merge data from our products and services to generate a single invoice each month, while applying sophisticated billing and discount models.

- **Service management** applications ensure scale, speed, quality and consistency in our service delivery. These applications, including our custom CORE and Encore tools, support configurable rules and routing engines, integrated escalation management, detailed queue management and management visibility and reporting. These tools are augmented with sophisticated workforce management solutions to manage work shifts by utilizing historical data and trends across ticketing, chat and telephony, to maintain and appropriately staff our 24x7x365 operations.

Our Growth Strategies

In order to continue to drive growth and capture our large market opportunity, key elements of our growth strategies include:

- growing our private cloud business with new solutions, such as Rackspace Services for VMware Cloud and Rackspace Data Freedom;

- building innovative solutions to broaden our portfolio, including scaled cloud-native solutions on our public cloud platforms and full-stack cloud offerings for infrastructure, applications and data;

- accelerating sales motions to defend our commercial business, expanding into mid-market and selectively targeting enterprise customers with our differentiated solutions both horizontally and vertically;

- identifying new areas with unmet needs and making smart technology bets to capture those opportunities ahead of the trend. For example, new product offerings such as Rackspace Data Freedom and Managed Kubernetes introduced to claim previously-unfilled white space in the cloud market;

- igniting the Racker Culture of innovation and Fanatical Experience for our customers and building on our unique culture by living our core values, embracing a growth mindset and operating with speed while celebrating accomplishments; and

- expanding automation to drive operational effectiveness and continuous process improvement for ourselves and our customers while remaining ahead of the competition in automation and building on our advantage.

Our Competition

We believe our technology and services expertise positions us well to compete with other technology and services providers. We face competition primarily from:

- **In-house IT departments of our customers and potential customers** provide services for their respective organizations, but typically need help scaling large technology environments and maximizing the value from their cloud investments, especially when speed, cost and innovation are key constraints.

- **Traditional global IT systems integrators**, such as Accenture, Atos, Capgemini, Cognizant, Deloitte, DXC Technology and IBM, offer consulting and outsourcing, in a labor-intensive model, for large enterprise customers. Many of these businesses largely support legacy technologies and, where cloud capabilities exist, legacy revenue streams disincentivize these companies from fully embracing cloud technologies.

- **Cloud service providers and digital systems integrators** provide either consultation and implementation services for digital workflows or cloud services for a single cloud vendor. The solutions offered by these companies are often narrow in scope and are not well-suited for companies with complex multicloud objectives.

- **Regional managed services providers** use a local go-to-market approach, and provide cloud services within a single region or few regions. These companies are unable to serve the full needs of multinational customers.

- **Colocation providers**, such as Equinix, CyrusOne and QTS, provide secure environments for hardware and access to network connectivity. We believe that these companies provide limited services differentiation, and their customers do not benefit from the economics of cloud-based technologies.

We believe the principal competitive factors in our market include, but are not limited to:

- Focus on the cloud

- Technology and services expertise

- Customer experience

- Speed of innovation

- Strength of relationships with technology partners

- Automation and scalability

- Standardized operational processes

- Geographic reach

- Brand recognition and reputation

- Price

We believe that we compare favorably on the basis of the factors listed above. However, many of our competitors have: substantially greater financial, technical and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships.

Our Customers

We serve a wide range of customers across geography, size and industry.

- Geography. We serve a global customer base. As of December 31, 2022, we served over 100,000 customers in over 120 countries.

- Size. We have a strong presence with customers of all sizes, including enterprise businesses (revenue in excess of $3 billion), mid-market businesses (revenue of $300 million to $3 billion) and commercial customers (revenue less than $300 million).

- Industry. We serve customers across all sectors, including highly regulated industries with complex security, compliance and governance requirements.

We have low customer concentration; no customer represented 3% or more of our total revenue in 2022.

Representative customers by industry vertical are listed below:

Financial Services	Healthcare	Media & Technology	Retail, Consumer & Leisure
Aon	Apria Healthcare	BT	Nike
Everest Insurance	Medecision	Braze	VW/Porsche
TD Bank	Teva Pharmaceuticals	Intrado	Walmart
BFC Group Holdings	Arthrex	Flextech	Awaze

Our Approach to Partnerships

We benefit from differentiated partnerships with all major public and private cloud vendors, including AWS, Microsoft Azure, Google Cloud and VMware. These partnerships provide us with a competitive advantage unmatched by our competitors, spanning across multiple disciplines, including:

- **Comprehensive alignment:** We work with major technology partners through a systematic engagement model across six key areas of our business: executive, alliances, solutions, marketing, sales, and service delivery to ensure alignment on key initiatives. We operate strategic programs that include solutions milestones, performance reviews and long-term strategic initiatives.

- **New business opportunities:** Our sales teams and pre-sales engineering experts work with sales teams at technology partners to offer bundled solutions through a combined go-to-market effort. This results in a more compelling value proposition and greater value for our mutual customer. We believe our partners view us as a top services partner for their cloud technologies, as we are often cited as a 'go-to' services vendor for new business opportunities.

- **Innovative solutions:** We work closely with our partners' product engineering teams as the baseline for our roadmap development and to provide input into our partners' development plan. This critical input allows us and our partners to develop complementary services and technology. This has helped us arrive and stay at the forefront of innovation well before our competitors, and develop services and tools related to emerging technologies such as cloud-native application development, machine learning and artificial intelligence (AI).

We believe these relationships are beneficial to us, our partners and our customers. We and our partners both receive critical inputs for further innovation and benefit from joint go-to-market initiatives, while our customers are able to maximize their use of innovative technologies more efficiently, reduce time-to-market and remain competitive.

Sales and Delivery

Our services are sold via a global direct sales team of over 360 sales representatives and over 560 service delivery managers as of December 31, 2022, through third-party channel partners and through online orders on our website. Our sales model is based on both distributed and centralized sales teams with leads generated from customer referrals, channel partners and corporate marketing efforts.

Professional services are at the core of our consultative sales model and often serve as the gateway to our platform. For new business opportunities, our professional services organization engages closely with a customer to assess and design the best cloud solution for that customer. This is often the first step toward a long-term services agreement with a customer where we manage a customer's cloud operations and give them the flexibility to evolve their spend with us as their needs change over time.

Our network of channel and technology partners also plays an important role in our sales efforts. Our channel partners - including management and technical consultancies, technology integrators, software application providers, value-added resellers and web developers - serve as a source of new business opportunities, primarily for small and medium-sized customers. Our technology partners serve as an extension of our sales force, often leading to new business opportunities as their customers recognize the need for a services partner to make the best use of their technology investments. In some cases, we collaborate directly with these partners on go-to-market efforts.

Our Customer Success team includes over 560 Rackers and engages in client relationship, contract management, managing deliverables, client retention and growth of our install base. This team is responsible for understanding the existing customers' changing business needs and translating them into IT requirements, resulting in successful project execution or alignment of our other service offerings.

Our Culture

At the heart of Fanatical Experience is our unique culture. We invest in the recruitment, development and retention of our Rackers. Inclusion and diversity are top priorities for our company; we attract and cultivate top talent from around the world with diverse backgrounds and a range of expertise. We are highly selective. In our quest to hire the best talent, less than 2% of all applicants are offered positions. We strive to ensure our employees are not just technical experts, but also obsessed with customer outcomes and delivering Fanatical Experience.

We offer Rackers various professional development opportunities through Rackspace University, along with award-winning onboarding and leadership development programs, enabling them to enhance their capabilities across technologies and further their professional growth.

Additionally, in 2022 we were recognized with several workplace-related awards:

- America's Most Loved Workplaces, published by Newsweek Magazine and the Best Practice Institute
- Top 50 Most Inspiring Workplaces – EMEA, published by Inspiring Workplaces
- Top 50 Most Inspiring Workplaces – North America, published by Inspiring Workplaces
- Top 50 Best Companies for Latinas to Work for in the U.S., published by Latina Style Magazine
- Best Places to Work for LGBTQ+ Equality, published by the Human Rights Campaign
- Company Culture & Mental Health Initiative, awarded by the SDC Awards
- Talent Management – Gold winner, awarded by Brandon Hall Group
- Talent Management – Silver winner, awarded by Brandon Hall Group
- Most Loved Workplaces-certified by Best Practice Institute
- Great Place to Work-certified by Great Place to Work Mexico
- Great Place to Work-certified by Great Place to Work India
- Best HR Teams, awarded by Comparably
- Best Companies to Work for Work-Life Balance, awarded by Comparably

Our Rackers are passionate about serving our communities as well. Rackspace Technology provides a minimum of 40 hours of paid time for each Racker to volunteer annually, with over 20,000 volunteer hours logged for the year ended December 31, 2022. The Rackspace Foundation, a Racker-funded nonprofit organization, has been supporting underserved San Antonio-area schools through charitable grants since 2008.

Our Employees

As of December 31, 2022, we employed approximately 6,800 Rackers in 23 countries, including 3,100 Rackers in North America, 1,100 Rackers in EMEA, 2,500 in APJ and 100 Rackers in Australia and New Zealand. Of our North American Rackers, approximately 700 work from our corporate headquarters in San Antonio, Texas. As of December 31, 2022, approximately 60% of all Rackers were classified as work-from-home. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppages.

Seasonality

Our business is not materially affected by seasonal trends.

Other Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements for our annual stockholders' meetings and amendments to those reports are available free of charge on our website, www.rackspace.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this Annual Report. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can review copies of these documents on the SEC's website. The SEC's website address is www.sec.gov.

Any references to websites are intended to be inactive textual references only.

ITEM 1A – RISK FACTORS

Summary

Our ability to execute our strategies is subject to certain risks. The risks described under the heading "Risk Factors" immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategies. Some of the more significant challenges and risks we face include the following:

- attracting new customers, retaining existing customers and selling additional services and comparable gross margin services to our customers;

- risks associated with general economic conditions and uncertainties affecting markets in which we operate and economic volatility that could adversely impact our business, including the COVID-19 pandemic;

- our ability to successfully execute our strategies and adapt to evolving customer demands, including the trend to lower-gross margin offerings;

- risk associated with impairment of goodwill, intangible assets or other long-lived assets;

- risks associated with our substantial indebtedness and our obligations to repay such indebtedness;

- the loss of, and our reliance on, third-party providers, vendors, consultants and software;

- competing successfully against current and future competitors;

- security breaches, cyber-attacks and other interruptions to our and our third-party service providers' technological and physical infrastructures; and

- our ability to meet our service level commitments to customers, including network uptime requirements.

Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risks and uncertainties described below, which could materially and adversely affect our business, financial condition and results of operations. In addition, past financial performance may not be a reliable indicator of future performance and historical trends may not predict results or trends in future periods.

Risks Related to Our Business

If we are unable to attract new customers, retain existing customers and sell additional services and sell comparable gross margin services to customers, our revenue and results of operations could be adversely affected.

Our ability to maintain or increase our revenues and profit may be impacted by a number of factors, including our ability to attract new customers, retain existing customers and sell additional services and comparable gross margin services to our customers. In addition, as we seek to grow our customer base increasingly through outbound sales, we expect to incur higher customer acquisition costs and, to the extent we are unable to retain and sell additional services to existing customers, our revenue and results of operations may decrease.

Growth in the demand for our services may be inhibited and we may be unable to profitably maintain or grow our customer base for a number of reasons, such as:

- our inability to provide compelling services or effectively market them to new and existing customers;

- loss of our favorable relationships with our third-party cloud service providers;

- customer migration to platforms that we do not have expertise in managing;

- the inability of customers to differentiate our services from those of our competitors or our inability to effectively communicate such distinctions;

- the decision of customers to host internally, in third-party cloud infrastructure, or in third-party colocation facilities as an alternative to the use of our services;

- the decision of customers to use internal or other third-party resources to manage their platforms and applications;

- reductions in IT spending by customers or potential customers;

- our inability to penetrate international markets;

- a reduction in the demand for our services due to macroeconomic factors in the markets in which we operate;

- our inability to strengthen awareness of our brand; and

- reliability, quality or compatibility problems with our services.

Moreover, we may face difficulty retaining existing customers over the long term. Certain customer contracts, particularly within our Multicloud Services segment, typically have initial terms (typically from 12 to 36 months) and, unless terminated, may be renewed or automatically extended for shorter, rolling periods after the initial term. Our customers have no obligation to renew their services after their initial contract periods expire and any termination fees associated with an early termination may not be sufficient to recover our costs associated with such contracts. In addition, many of our other service offerings, including most of our public cloud offerings, can be based on a consumption model and can be canceled at any time without penalty. As a result, we may face high rates of customer churn if we are unable to meet our customer needs, requirements and preferences.

Our costs associated with generating revenue from existing customers are generally lower than costs associated with generating revenue from new customers, and depending on the customer and the service offering, there may be substantial variation in the gross margins associated with existing and new customers. Any failure by us in continuing to attract new customers or grow our revenue from existing customers could have a material and adverse effect on our business, financial condition and results of operations.

Our business is affected by general economic conditions and uncertainties affecting markets in which we operate and economic volatility could adversely impact our business.

Our overall performance depends in part on worldwide economic and geopolitical conditions. The U.S., the U.K. and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. These economic conditions can arise suddenly and the full impact of such conditions can remain uncertain. In addition, geopolitical developments, such as existing and potential trade wars and other events beyond our control, such as the COVID-19 pandemic, which resulted in the imposition of related public health measures and travel restrictions, and civil unrest can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Any of these effects could have a material and adverse impact on our business, financial condition and results of operations.

The effects of COVID-19 and its variants continue to evolve, and the full impact and duration are unknown. To date, COVID-19 and its variant have not adversely affected our results of operations or financial condition in any material respect. However, there are remaining uncertainties as a result of COVID 19, particularly the possibility of new variant strain(s) of the virus, the potential resurgence in the spread of the virus and the pace of economic recovery. The full extent to which COVID-19 and its variants may impact our financial condition or results of operations over the medium term, therefore, remains uncertain.

Political and economic uncertainty surrounding the Conflict between Russia and Ukraine could have a material adverse effect on our business. Currently, the conflict has not had a significant impact on our operations or financial performance. However, our overall performance depends in part on worldwide economic and geopolitical conditions. We are monitoring the situation and the potential for the conflict to spread to other countries, which could adversely impact our customers and operations, and we may take actions that modify our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, customers, partners, suppliers and stockholders.

If we are unable to successfully execute our strategies and continue to develop and sell the services and solutions our customers demand, our business, financial condition and results of operations may suffer.

We must adapt to rapidly changing customer demands and preferences in order to successfully execute our strategies. This requires us to anticipate and respond to customer demands and preferences, address business model shifts, optimize our go-to-market execution by improving our cost structure, align sales coverage with strategic goals, improve channel execution and strengthen our services and capabilities in our areas of strategic focus. Any failure to successfully execute our strategies, including any failure to invest in strategic growth areas, could adversely affect our business, financial condition and results of operations.

Our strategies require significant investments that may adversely affect our near-term revenue growth and results of operations.

We expect the implementation of our strategies to require significant investments, and the investments we must make could result in lower gross margins and raise our operating expenses and capital expenditures. The risks and challenges we face in connection with our strategies include upgrading and integrating our service offerings, expanding our professional services capability, expanding into new geographies, growing in geographies where we currently have a small presence and ensuring that the performance, features and reliability of our service offerings and our customer service remain competitive in a rapidly changing technological environment. These investments may adversely affect our near-term revenue growth and results of operations, and we cannot assure that they will ultimately be successful.

We have a history of losses and may not be able to achieve profitability in the future.

We incurred net losses of $245.8 million, $218.3 million and $804.8 million in the fiscal years ended December 31, 2020, 2021 and 2022, respectively. We may not be able to achieve profitability in the future or on a consistent basis. We have incurred substantial expenses and expended significant resources to market, promote, and sell our services, and we have substantial debt service payments. Our ability to achieve or maintain profitability will depend on our ability to increase our revenue, manage our cost structure, and avoid significant liabilities. Revenue growth may slow or revenue may decline for a number of reasons, including general macroeconomic conditions, increasing competition, or a decrease in the growth of the markets in which we operate. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. Any failure to increase our revenue or manage our expenses could prevent us from achieving profitability at all or on a consistent basis, which would cause our business, financial condition and results of operations to suffer.

We may be required to recognize goodwill, intangible assets or other long-lived asset impairment charges.

Goodwill and indefinite-lived intangible assets are not amortized and are subject to impairment testing at least annually. Future events may cause impairments of our goodwill or long-lived assets based on factors such as the price of our common stock, projected cash flows, assumptions used or other variables.

In addition, if we divest long-lived assets at prices below their asset value, we must write them down to fair value resulting in long-lived asset impairment charges, which could adversely affect our financial position or results of operations. We cannot accurately predict the amount and timing of any impairment of assets, and we may be required to recognize goodwill or other asset impairment charges which could materially and adversely affect our results of operations. See Item 8 of Part II, Financial Statements and Supplementary Data, for further discussion.

Our results of operations have historically varied and may fluctuate significantly, which could make our future results difficult to predict and could cause our results of operations to fall below investor or analyst expectations.

Our results of operations may fluctuate due to a variety of factors, including many of the risks described in this section, many of which are outside of our control. Many of these factors outside our control could result in increased costs, decreases in the amount of expected revenue and diversion of management's time and energy, which could materially and adversely impact our business. Our period-to-period results of operations are not necessarily an indication of our future operating performance. In addition, in calculating Non-GAAP Net Income (Loss), we utilize estimates of our net effective tax rate, which may fluctuate based on a number of factors, including tax law changes and the geographic distribution of our profits and losses. As a result, our calculation of Non-GAAP Net Income (Loss) could change from period to period, including due to factors not tied to our financial performance. Furthermore, our revenue, gross margins and profitability in any given period are dependent partially on the service, customer and geographic mix reflected in the respective period. Variations in cost structure and gross margins across business units and services may lead to operating profit volatility on an annual and quarterly basis. Fluctuations in our revenue can lead to even greater fluctuations in our results of operations. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given the fixed nature of certain operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower than expected levels of revenue will be difficult. Consequently, if our revenue does not meet projected levels, our operating expenses would be high relative to our revenue, which would negatively affect our operating performance. If our revenue or operating results do not meet or exceed the expectations of investors or securities analysts, the price of our common stock may decline.

We may not be able to compete successfully against current and future competitors.

The market for our services is highly competitive, quickly evolving and subject to rapid changes in technology. We expect to continue to face intense competition from our existing competitors as well as additional competition from new market entrants in the future as the market for our services continues to grow.

Our current and potential competitors vary by size, service offerings and geographic region. These competitors may elect to partner with each other or with focused companies to grow their businesses. They include:

- in-house IT departments of our customers and potential customers;

- traditional global IT systems integrators, including large multi-national providers, such as Accenture, Atos, Capgemini, Cognizant, Deloitte, DXC Technology and IBM;

- cloud service providers and digital systems integrators;

- regional managed services providers; and

- colocation solutions providers, such as Equinix, CyrusOne and QTS.

The primary competitive factors in our market are: focus on the cloud, technology and service expertise, customer experience, speed of innovation, strength of relationships with technology partners, automation and scalability, standardized operational processes, geographic reach, brand recognition and reputation and price.

Many of our current and potential competitors have substantially greater financial, technical and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

- develop superior products or services, gain greater market acceptance and expand their service offerings more efficiently or more rapidly;

- adapt to new or emerging technologies and changes in customer requirements more quickly;

- bundle their offerings, including hosting services, with other services they provide at reduced prices;

- streamline their operational structure, obtain better pricing or secure more favorable contractual terms, allowing them to deliver services and products at a lower cost;

- take advantage of acquisition, joint venture and other opportunities more readily;

- adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services, which could cause us to have to lower prices for certain services to remain competitive in the market; and

- devote greater resources to the R&D of their products and services.

To the extent we face increased price competition, we may have to lower the prices of certain of our services in the future to stay competitive, while simultaneously seeking to maintain or improve our revenue and gross margin.

In addition, consolidation activity through strategic mergers, acquisitions and joint ventures may result in new competitors that can offer a broader range of products and services, may have greater scale or a lower cost structure. To the extent such consolidation results in the ability of vertically-integrated companies to offer more integrated services to customers than we can, customers may prefer the single-source approach and direct more business to such competitors, thereby impairing our competitive position. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. As we look to market and sell our services to potential customers, we must convince their internal stakeholders that our services are superior to their current solutions. If we are unable to anticipate or react to these competitive challenges, our competitive position would weaken, which could adversely affect our business, financial condition and results of operations.

We may from time to time enter into strategic relationships with one or more of our competitors. By way of example, we have non-exclusive managed service provider relationships with AWS, Microsoft and Google and have entered into agreements with colocation service providers to provide us with colocation space.

Our business is highly dependent on our ability to maintain favorable relationships with our third-party cloud infrastructure providers and the ability of those third-party cloud infrastructure providers to provide the services and features that our customers desire.

We have non-exclusive managed service provider relationships with AWS, Microsoft and Google. Some of our customers first select their cloud infrastructure platform provider and then engage us to provide the managed services for the selected platform and, more often than not, we resell the cloud infrastructure to the customer (although some customers may elect to purchase the cloud infrastructure directly from the providers). Our agreements with AWS, Microsoft and Google may be terminated at will by the counterparty. If we are unable to maintain these relationships on favorable terms, or at all, we may not be able to retain our current customers or attract new customers, which could have a material and adverse effect on our business, financial condition and results of operations. Further, if our cloud infrastructure providers are unable to provide the types of services and features that meet customer needs, our customers may migrate to alternative cloud infrastructure providers that we may not have the ability to resell and/or support or may not be able to support on a competitive cost structure, which could have a material and adverse effect on our business, financial condition and results of operations.

We rely on our relationships with third-party cloud infrastructure providers to help drive revenue to our business. Most of these providers offer services that are complementary to our services; however, some may compete with us in one or more of our service offerings. These providers may decide in the future to terminate their agreements with us and/or to market and sell a competitor's or their own services rather than ours, which could cause our revenue to decline. Also, we derive tangible and intangible benefits from our association with some of these providers, particularly high-profile providers that reach a large number of companies through the Internet. If a substantial number of these providers terminate their relationship with us, our business, financial condition and results of operations could be adversely affected.

Our referral and reseller partners provide revenue to our business, and we benefit from our association with them. The loss of these participants could adversely affect our business.

Our referral and reseller partners drive revenue to our business. Most of these partners offer services that are complementary to our services; however, some may actually compete with us in one or more of our service offerings. These referral and reseller partners may decide in the future to terminate their agreements with us and/or to market and sell a competitor's or their own services rather than ours, which could cause our revenue to decline. Also, we derive tangible and intangible benefits from our association with some of our referral and reseller partners, particularly high-profile partners that reach a large number of companies through the Internet. If a substantial number of these partners terminate their relationships with us, our business, financial condition and results of operations could be adversely affected.

We also receive payments and credits from some of our referral and reseller partners, including consideration under volume incentive programs and shared marketing expense programs. Our referral and reseller partners may decide to terminate or reduce the benefits under their incentive programs, or change the conditions under which we may obtain such benefits, and we may fail to achieve the volumes on which our forecasts for incentive payments and credits are based. Any sizable reduction, termination or significant delay in receiving benefits under these programs could adversely impact our business, financial condition and results of operations. If we are unable to timely react to any changes in our referral and reseller partners' programs, such as the elimination of funding for some of the activities for which we have been compensated in the past, such changes could adversely impact our business, financial condition and results of operations.

If we fail to hire and retain qualified employees and management personnel, our strategies and our business could be harmed.

Our ability to be successful and to execute on our strategies depends on our ability to identify, hire, train and retain qualified executives, IT professionals, technical engineers, software developers, operations employees and sales and senior management personnel who maintain relationships with our customers and who can provide the technical, strategic and marketing skills required for our company to grow. Our ability to execute on our sales strategy is also dependent on our ability to identify, hire, train and retain a sufficient number of qualified sales personnel. There is a shortage of qualified personnel in these fields, and like many other companies we have recently encountered additional challenges in hiring and retaining qualified personnel. We compete with other companies for this limited pool of potential employees. Furthermore, the implementation of our strategies will result in changes throughout our business, which may create uncertainty for our employees. Such uncertainties may impair our ability to attract, retain and motivate key personnel and could cause customers, suppliers and others who deal with us to seek to change existing business relationships. In addition, the industry in which we operate is generally characterized by significant competition for skilled personnel, and as our industry becomes more competitive, it could become especially difficult to retain personnel with unique in-demand skills and knowledge, whom we would expect to become recruiting targets for our competitors. There is no assurance that we will be able to recruit or retain qualified personnel or successfully transition knowledge from departing employees, and this failure could cause a dilution of our service-oriented culture and our inability to develop and deliver existing or new operations and services, which could cause our business to be negatively impacted.

Security breaches, cyber-attacks and other interruptions to our or our third-party service providers' infrastructure have disrupted and may continue to disrupt our internal operations and we may be exposed to claims and liability, lose customers, suffer harm to our reputation, lose business-critical compliance certifications and incur additional costs.

We are materially dependent upon our networks, information technology infrastructure and related technology systems to provide services to our customers and to manage our internal operations. Many of our customers require access to our services on a continuous basis and may be materially impaired by interruptions in our or our third-party service providers' infrastructure. The services we offer also involve the transmission of large amounts of sensitive and proprietary information over public communications networks, as well as the processing and storage of confidential customer information, which may include information subject to stringent domestic and foreign data protection laws, including those governing personally identifiable information, protected health information or other types of sensitive data. We also process, store and transmit our own data as part of our business and operations, which may include personally identifiable, confidential or proprietary information.

Cyber-attacks have become more prevalent in our industry, and the techniques used to sabotage or obtain unauthorized access to systems are constantly expanding and evolving. Malicious actors are increasingly sophisticated in their methods, tactics, techniques and procedures, seeking to steal money, gain unauthorized access to, destroy or manipulate data, and disrupt operations, and some of their attacks may not be recognized or discovered until launched or after initial entry into the environment, such as novel or zero-day attacks that are launched before patches are available and defenses can be readied. Malicious actors are also increasingly developing methods to avoid prevention, detection and alerting capabilities, including employing counter-forensic tactics, making response activities more difficult. Like many companies, we have experienced these attacks, including a ransomware incident that caused service disruptions for our Hosted Exchange customers, as announced on December 6, 2022 and again on December 9, 2022. When these cyber-attacks occur, we respond to these incidents pursuant to our Cybersecurity Policies and Procedures and in accordance with the law. Our Cybersecurity Policies and Procedures are designed to protect against and mitigate harm from unauthorized access, infrastructure attacks, malicious file attacks, ransomware, data theft, bugs, worms, malicious software programs, remnant data exposure, computer viruses, denial-of-service attacks, accidents, employee error or malfeasance, intentional misconduct by computer "hackers," state-sponsored cyber-attacks and attempts by outside parties to fraudulently induce our employees or customers to disclose or grant access to our data or our customers' data. Our current cybersecurity framework is governed and overseen by the Chief Security Officer. Cybersecurity risks and security measures are reported to our board of directors, who collectively have years of cybersecurity experience, at least on an annual basis. When necessary, our internal incident response team engages with external advisors, including outside counsel or outside cybersecurity firms to investigate and remediate.

Our current security measures are being monitored and periodically reviewed. Nevertheless, our security measures have in the past and may continue to be circumvented or fail to defeat or mitigate these attacks. Additionally, other disruptions can occur, such as infrastructure gaps, hardware and software vulnerabilities, inadequate or missing security controls, exposed or unprotected customer data and the accidental or intentional disclosure of source code or other confidential information by former or current employees. Any such incidents could (i) interfere with the delivery of services to our customers, (ii) impede our customers' ability to do business, (iii) compromise the security of infrastructure, systems and data, (iv) lead to the dissemination to third parties of proprietary information or sensitive, personal, or confidential data about us, our employees or our customers, including personally identifiable information of individuals involved with our customers and their end users and (v) impact our ability to do business in the ordinary course. Each of these risks could further intensify as we maintain information in digital form stored on servers connected to the Internet, especially in light of the growing frequency, scope and well-documented sophistication of cyber-attacks and intrusions. Some of our systems or vendors' systems have experienced past security breaches, and, although they did not have a material adverse effect on our operating results, there can be no assurance of a similar result in the future. Cyber breaches and other security incidents may expose us to increased risk of claims and liability, including litigation, regulatory enforcement, notification obligations and indemnity obligations, as well as loss of existing or potential customers, harm to our reputation, increases in our security costs (including spending material resources to investigate or correct the breach or incident and to prevent future security breaches and incidents), disruption of normal business operations, the impairment or loss of industry certifications and government sanctions (including debarment), all of which could have a material and adverse effect on our business, financial condition and results of operations.

The security of our services is important in our customers' decisions to purchase or use our services. Threats to our infrastructure may not only affect the data that we own but also the data belonging to our customers. When customers use our services, they rely on the security of our infrastructure, including hardware and other elements provided by third parties, to ensure the reliability of our services and the protection of their data. We also offer professional services to our customers where we consult on data center solutions and assist with implementations. We offer managed services domestically and in some jurisdictions outside of the U.S. where we manage the data center infrastructure for our customers. An actual or perceived breach of, or other security incident relating to, our cloud storage systems and networks could result in significant loss. In the event of a claim, we could be liable for substantial damage awards that may significantly exceed our liability insurance coverage by unknown but significant amounts, which could have a material and adverse effect on our financial condition and results of operations. Additionally, we cannot be certain that our insurance coverage will cover any claims against us relating to any such incident, will continue to be available to us on economically reasonable terms, or at all, or that our insurers will not deny coverage as to any such claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations. The costs could be exacerbated by regulatory fines and penalties, notification costs and the loss of revenue due to brand and reputational harm.

Similar security risks exist with respect to our business partners and the third-party vendors that we rely on for aspects of our IT support services and administrative functions, including the systems owned, operated or controlled by other unaffiliated operators to the extent we rely on such other systems to deliver services to our customers. Our Cybersecurity Policies and Procedures are designed to vet third-party providers and provide for adequate oversight and cooperation regarding cybersecurity incidents with respect to our third-party vendors, but our ability to monitor our third-party service providers' data security is limited. As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our business partners and third-party vendors may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by, or other security incidents affecting, our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our services.

In addition, our customers require and expect that we maintain industry-related compliance certifications, such as International Organization for Standardization ("ISO") 27001, Service Organization Controls ("SOC 1, 2, 3") and Payment Card Industry ("PCI"), Federal Information Security Management Act ("FISMA"), Federal Risk and Authorization Management Program ("FedRAMP") and Health Insurance Portability and Accountability Act ("HIPAA") in the U.S., Information Security Registered Assessors Program ("IRAP") in Australia and Public Services Network ("PSN") in the U.K. There are significant costs associated with maintaining existing and implementing any newly-adopted industry-related compliance certifications, including costs associated with retroactively building security controls into services which may involve re-engineering technology, processes and staffing. The inability to maintain applicable compliance certifications could result in monetary fines, disruptive participation in forensic audits due to a breach, security-related control failures, customer contract breaches, customer churn and brand and reputational harm.

Our inability to prevent service disruptions and ensure network uptime could lead to significant costs and could harm our business reputation and have a material and adverse effect on our business, financial condition and results of operations.

Our value proposition to customers is highly dependent on the ability of our existing and potential customers to access our services and platform capabilities at any time and within an acceptable amount of time. We have experienced interruptions in service in the past and may in the future experience service interruptions due to such things as power outages, power equipment failures, cooling equipment failures, network connectivity downtime, routing problems, security issues, hard drive failures, database corruption, system failures, natural disasters, software failures, human and software errors, denial-of-service attacks and other computer failures. Because our ability to attract and retain customers depends on our ability to provide customers with highly reliable service, even minor interruptions in our service could harm our reputation.

Because our service offerings do not require geographic proximity of our data centers to our customers, our infrastructure is consolidated into a few large facilities. Accordingly, any failure or downtime in one of our data center facilities could affect a significant percentage of our customers. The total destruction or severe impairment of any of our data center facilities could result in significant downtime of our services and the loss of customer data. In addition, it may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our services and platform capabilities become more complex and our user traffic increases. To the extent that our facilities fail or experience downtime or we do not effectively upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected. Service interruptions continue to be a significant risk for us and could materially and adversely impact our business, financial condition and results of operations.

Any future service interruptions could:

- cause our customers to seek damages for losses incurred;

- delay payment to us by customers;

- result in legal claims against us;

- divert our resources;

- require us to replace existing equipment or add redundant facilities;

- affect our reputation as a reliable provider of hosting services;

- cause existing customers to cancel or elect to not renew their contracts; or

- make it more difficult for us to attract new customers.

Our customer agreements include certain service level commitments to our customers relating primarily to network uptime, critical infrastructure availability and hardware replacement. If we are unable to meet the stated service level commitments, we may be contractually obligated to provide these customers with service credits for a portion of the service fees paid by our customers. As a result, a failure to deliver services for a relatively short duration could cause us to issue these credits to a large number of affected customers. In addition, we cannot be assured that our customers will accept these credits in lieu of other legal remedies that may be available to them. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. Our failure to meet our service level commitments to our customers could lead to future loss of revenues and have a material and adverse effect on our business, financial condition and results of operations.

Our ability to operate our data centers relies on access to sufficient and reliable electric power.

Since our data centers rely on third parties to provide power sufficient to meet operational needs, our data centers could have a limited or inadequate amount of electrical resources necessary to meet our customer requirements. We and other data center operators attempt to limit exposure to system downtime due to power outages by using backup generators and power supplies. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could cause physical damage to equipment, increase our susceptibility to security breaches, damage our reputation and lead us to lose current and potential customers, which would harm our business, financial condition and results of operations.

Failure to have reliable Internet, telecommunications and fiber optic network connectivity and capacity may adversely affect our results of operations.

Our success depends in part upon the capacity, reliability and performance of our network infrastructure, including our Internet, telecommunications and fiber optic network connectivity providers. We depend on these companies to provide uninterrupted and error-free service through their telecommunications networks. Some of these providers are also our competitors. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions or delays in network service. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and have a material and adverse effect on our business, financial condition and results of operations. We also can provide no assurances that our redundancy planning will be effective.

As our customers' usage of telecommunications capacity increases, we will be required to make additional investments in our capacity to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers' usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our business and results of operations would suffer if our network suppliers increased the prices for their services and we were unable to successfully pass along the increased costs to our customers.

We have overestimated our data center capacity requirements in the past. If we overestimate or underestimate our data center capacity requirements, our business, financial condition and results of operations could be adversely affected.

The costs of building out, leasing and maintaining our data centers constitute a significant portion of our capital and operating expenses. To manage our capacity while minimizing unnecessary excess capacity costs, we continuously evaluate our short and long-term data center capacity requirements, and we have overestimated our data center capacity requirements in the past. However, many of the data center sites that we lease are subject to long-term leases. If our capacity needs are reduced, or if we decide to close a data center, we may nonetheless be committed to perform our obligations under the applicable leases including, among other things, paying the base rent for the balance of the lease term. Moreover, as a result of changing technological trends, we have seen customer demand shift towards our offerings provided on the infrastructure of a third-party cloud infrastructure provider, which reduces our data center capacity needs. In addition, the solutions we offer and our customer-based approach may encourage our customers to move to the public cloud, which may reduce our data center capacity needs. If we overestimate our data center capacity requirements and therefore secure excess data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of our existing customers and may be required to limit new customer acquisition or enter into leases that are not optimal, both of which may materially and adversely impair our business, financial condition and results of operations.

Real or perceived errors, failures or bugs in our customer solutions, software or technology could adversely affect our business, financial condition and results of operations.

Undetected real or perceived errors, failures, bugs or defects may be present or occur in the future in our customer solutions, software or technology or the technology or software we license from third parties, including open source software. Despite testing by us, real or perceived errors, failures, bugs or defects may not be found until our customers use our services. Real or perceived errors, failures, bugs or defects in our customer solutions could result in negative publicity, loss of or delay in market acceptance of our services and harm to our brand, weakening of our competitive position, claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures, bugs or defects in our customer solutions could also impair our ability to attract new customers, retain existing customers or expand their use of our services, which could adversely affect our business, financial condition and results of operations.

We rely on third-party software that may be difficult to replace, or which could cause errors or failures of our service that could lead to lost customers or harm to our reputation.

We rely on software licensed from third parties to offer our services. This software may not continue to be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business, and there is no guarantee that we would be successful in developing, identifying, obtaining or integrating equivalent or similar technology, which could result in the loss or limiting of our services or features available in our services. Any errors or defects in third-party software or inadequate or delayed support by our third-party licensors could result in errors or a failure of our service, which could harm our business, financial condition and results of operations.

If our third-party vendors, including our third-party software licensors, increase their prices and we are unable to pass those increased costs to our customers, it could have a material and adverse effect on our results of operations.

If third-party vendors increase their prices and we are unable to successfully pass those costs on to our customers, it could have a material and adverse effect on our results of operations. Many of our contracts with our customers give us the flexibility to increase our prices from time to time; however, notwithstanding our contractual right to do so, raising prices may decrease the demand for our services, cause customers to terminate their existing relationships with us or limit our ability to attract new customers. Our attempts to otherwise mitigate cost increases or achieve cost reductions can also cause disruptions and operational impacts in the near- and medium-term, including increased costs and distraction of management attention.

Our services depend in part on intellectual property and proprietary rights and technology licensed from third parties.

Much of our business and many of our services rely on key technologies developed or licensed by third parties. For example, we sell or otherwise provide licenses to use third-party software in connection with the sale of some of our managed service partner offerings. These third-party software components may become obsolete, defective or incompatible with future versions of our services, or relationships with the third-party licensors may deteriorate, or our agreements with the third-party licensors may expire or be terminated. Additionally, some of these licenses may not be available to us in the future on terms that are acceptable or that allow our service offerings to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material and adverse effect on our business and results of operations. Furthermore, incorporating intellectual property or proprietary rights licensed from third parties on a non-exclusive basis in our services could limit our ability to protect the intellectual property and proprietary rights in our services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights.

Sales to enterprise customers involve risks that may not be present in or that are present to a greater extent than sales to smaller entities.

We continue to focus a significant portion of our sales efforts on enterprise customers. Sales to such customers generally have longer sales cycles, more complex customer requirements, substantial upfront sales costs and contract terms that are less favorable to us, including as it relates to pricing and limitations on liability. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our solutions, the discretionary nature of purchasing and budget cycles and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete.

Some of our professional services engagements with our clients are based on estimated pricing terms. If our estimates are incorrect, these terms could become unprofitable.

Some of our customer contracts for professional services are fixed-price contracts to which we commit before we provide services to these clients. In pricing such fixed-price client contracts, we are required to make estimates and assumptions at the time we enter into these contracts that could differ from actual results. As a result, the profit that is anticipated at a contract's inception is not guaranteed. Our estimates reflect our best judgments about the nature of the engagement and our expected costs in providing the contracted services. However, any increased or unexpected costs or any unanticipated delays in connection with our performance of these engagements, including delays caused by our third-party providers or by factors outside our control, could make these contracts less profitable or unprofitable and could have an adverse impact on our business, financial condition or results of operations.

If we fail to maintain, enhance and protect our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining, enhancing and protecting our brand is important to support the marketing and sale of our existing and future services to new customers and expand sales of our services to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining, enhancing and protecting our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable services that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers' trust, our ability to successfully differentiate our services and platform capabilities from competitive services and our ability to obtain, maintain, protect and enforce trademark and other intellectual property protection for our brand. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building and maintaining our brand. If we fail to successfully promote, maintain and protect our brand, our business, financial condition and results of operations may be adversely affected.

Our ability to operate and expand our business is susceptible to risks associated with international sales and operations.

We have operations across the globe. We anticipate that a significant portion of our revenue will continue to be derived from sources outside of the U.S. A key element of our strategy is to further expand our customer base internationally and successfully operate data centers in foreign markets. Managing a global organization is difficult, time consuming and expensive. If we are unable to manage the risks of our global operations and geographic expansion strategy, our business, results of operations and ability to grow could be materially and adversely affected. In addition, conducting international operations subjects us to new risks that we have not generally faced. These risks include:

- localization of our services, including translation into foreign languages and adapting to local practices and regulatory requirements and differing technology standards or customer requirements;
- lack of familiarity with and unexpected changes in foreign regulatory requirements;
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
- difficulties in managing and staffing international operations;
- fluctuations in currency exchange rates;
- restrictions on the ability to move cash;

- potentially adverse tax consequences, including the complexities of transfer pricing and foreign value added tax systems;

- challenges associated with repatriating earnings generated or held abroad in a tax-efficient manner and changes in tax laws;

- dependence on certain third parties, including channel partners with whom we do not have extensive experience;

- the burdens of complying with a wide variety of foreign laws and legal standards;

- increased financial accounting and reporting burdens and complexities;

- trade regulations and procedures and actions affecting production, pricing and marketing of services, including policies adopted by countries that may champion or otherwise favor domestic companies and technologies over foreign competitors;

- political, social and economic instability and corruption abroad, terrorist attacks, civil unrest and security concerns in general;

- pandemics and public health emergencies, such as COVID-19; and

- reduced or varied protection for intellectual property and proprietary rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Failure to develop and maintain adequate internal systems could cause us to be unable to properly provide service to our customers, causing us to lose customers, suffer harm to our reputation and incur additional costs.

Some of our enterprise systems have been designed to support individual service offerings, resulting in a lack of standardization among various internal systems, tools and processes across products, platforms, services, functions and geographies, making it difficult to serve customers who use multiple service offerings. This lack of standardization causes us to implement manual processes to overcome the fragmentation, which can result in increased expense and manual errors.

We continually seek to drive efficiencies in our infrastructure and business processes. Our inability to manage competing priorities, execute multiple concurrent projects, plan and manage resources effectively and meet deadlines and budgets could result in us not being able to implement the systems needed to speed up implementation of customer solutions and deliver our services in a compelling manner to our customers. If we are unable to drive efficiencies in our infrastructure and business processes, our business, financial condition and results of operations could be adversely affected.

We may not be able to renew the leases on our existing facilities on terms acceptable to us, if at all, which could adversely affect our business, financial condition and results of operations.

We do not own the facilities occupied by our current data centers but occupy them pursuant to commercial leasing arrangements. The initial terms of our main existing data center leases expire over the next 16 years. Upon the expiration or termination of our data center facility leases, we may not be able to renew these leases on terms acceptable to us, if at all. Even if we are able to renew the leases on our existing data centers, we expect that rental rates, which will be determined based on then-prevailing market rates with respect to the renewal option periods and which will be determined by negotiation with the landlord after the renewal option periods, will be higher than rates we currently pay under our existing lease agreements. Migrations to new facilities could also be expensive and present technical challenges that may result in downtime for our affected customers or loss of data. There can also be no assurances that our plans to mitigate customer downtime for affected customers will be successful. This could damage our reputation and lead us to lose current and potential customers, which could harm our business, financial condition and results of operations.

We rely on a number of third-party providers for data center space, equipment, maintenance and other services, and the loss of, or problems with, one or more of these providers may impede our growth or cause us to lose customers.

We rely on third-party providers to supply data center space, equipment and maintenance. For example, we lease data center space from third-party landlords, purchase equipment from equipment providers and source equipment maintenance through third parties. While we have entered into various agreements for the lease of data center space, equipment, maintenance and other services, a third-party could fail to comply with their contractual obligations under those agreements. For example, a data center landlord may fail to adequately maintain its facilities or provide an appropriate data center infrastructure for which it is responsible. If that were to happen, we would not likely be able to deliver the services to our customers that we have agreed to provide according to our standards or at all. Additionally, if the third parties that we rely on fail to deliver on their obligations, our customers may lose confidence in our company, which would make it likely that we would not be able to retain those customers, and could harm our business, financial condition and results of operations.

We are subject to various laws, directives, regulations, contractual obligations and policies regarding the protection of confidentiality and appropriate use of personal information.

We are subject to a variety of federal, state, local and international laws, directives and regulations, as well as contractual obligations and policies, relating to the collection, use, retention, security, disclosure, transfer and other processing of information, including sensitive, proprietary, healthcare, financial and personal information. The regulatory framework for privacy and security issues worldwide is complex and rapidly evolving and as a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Any failure by us, our suppliers or other parties with whom we do business to comply with our contractual commitments, policies or with federal, state, local or international regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the U.S., these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies, state attorneys general and legislatures and consumer protection agencies. In addition, security advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no personal information is compromised, we may incur significant fines or experience a significant increase in costs.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including but not limited to the U.K. and the E.U. The E.U. has adopted the General Data Protection Regulation ("E.U. GDPR"), which went into effect in May 2018, and together with national legislation, regulations and guidelines of the E.U. member states, contains numerous requirements and changes from previously existing E.U. law, including the increased jurisdictional reach of the European Commission, more robust obligations on data processors and additional requirements for data protection compliance programs by companies. E.U. member states are tasked under the E.U. GDPR to enact, and have enacted, certain legislation that adds to and/or further interprets the E.U. GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. Among other requirements, the E.U. GDPR regulates transfers of personal data subject to the E.U. GDPR to the U.S. as well as other third countries that have not been found to provide adequate protection to such personal data. While we have taken steps to mitigate the impact on us with respect to transfers of data, such as implementing standard contractual clauses, the efficacy and longevity of these transfer mechanisms remains uncertain. Following Brexit, the U.K. enacted a Data Protection Act substantially implementing the GDPR and amended to align with the E.U. GDPR. It is unclear how U.K.

data protection laws or regulations will develop in the medium to longer term. We must comply with the E.U. GDPR and the U.K. GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the E.U. GDPR) or £17 million (in the case of the U.K. GDPR) and 4% of total annual revenue. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

Non-compliance with relevant data privacy laws, directives and regulations, such as the E.U. or U.K. GDPR, could result in proceedings against us by governmental entities, customers, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure and uncertainty for these entities, and we may experience significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them.

Domestic laws in this area are also complex and developing rapidly. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches, and the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. In addition, laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our services and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our services and platform capabilities, any of which could have an adverse effect on our business.

In addition, our board of directors has adopted a code of conduct that applies to all of our directors, officers and employees which, among other things, sets forth our policies regarding the protection of customer, third party, proprietary and confidential information. We also make public statements about our use and disclosure of personal information through information provided on our website, press statements and our privacy policies, and we have a Chief Privacy Officer that oversees our compliance with these policies. Although we endeavor to comply with our public statements and documentation, including our code of conduct and privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, contractual obligations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and have a material and adverse effect on our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, contractual obligations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our services. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our services, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed.

Customers could potentially expose us to lawsuits for their lost profits or damages, which could impair our results of operations.

Because our services are critical to many of our customers' businesses, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although we generally require our customers to sign agreements that contain provisions attempting to limit our liability for service outages, we cannot be assured that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption or other Internet site or application problems that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards that may exceed our insurance coverage by unknown but significant amounts, which could materially and adversely impair our business, financial condition and results of operations.

Our clients include national, provincial, state and local governmental entities.

Our government work carries various risks inherent in the government contracting process. These risks include, but are not limited to, the following:

- Government entities typically fund projects through appropriated monies and demand is affected by public sector budgetary cycles and funding authorizations. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of or terminate these projects for lack of approved funding and/or at their convenience, which also could limit our recovery of incurred costs, reimbursable expenses and profits on work completed prior to the termination.

- Government contracts are subject to heightened reputational and contractual risks compared to contracts with commercial clients. For example, government contracts and the proceedings surrounding them are often subject to more extensive scrutiny and publicity. Negative publicity, including an allegation of improper or illegal activity, regardless of its accuracy, or challenges to government contracts awarded to us, may adversely affect our reputation.

- Government contracts can be challenged by other interested parties and such challenges, even if unsuccessful, can increase costs, cause delays and defer project implementation and revenue recognition.

- Terms and conditions of government contracts also tend to be more onerous and are often more difficult to negotiate. For example, these contracts often contain high liability for breaches and feature less favorable payment terms and sometimes require us to take on liability for the performance of third parties.

- Political and economic factors such as pending elections, the outcome of elections, changes in leadership among key executive or legislative decision makers, revisions to governmental tax or other policies and reduced tax revenues can affect the number and terms of new government contracts signed or the speed at which new contracts are signed, decrease future levels of spending and authorizations for programs that we bid, shift spending priorities to programs in areas for which we do not provide services and/or lead to changes in enforcement or how compliance with relevant rules or laws is assessed.

- If a government client discovers improper or illegal activities during audits or investigations, we may become subject to various civil and criminal penalties, including those under the civil U.S. False Claims Act and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities.

- U.S. government contracting regulations impose strict compliance and disclosure obligations. Disclosure is required if certain company personnel have knowledge of "credible evidence" of a violation of federal criminal laws involving fraud, conflict of interest, bribery or improper gratuity, a violation of the civil U.S. False Claims Act or receipt of a significant overpayment from the government. Failure to make required disclosures could be a basis for suspension and/or debarment from federal government contracting in addition to breach of the specific contract and could also impact contracting beyond the U.S. federal level. Reported matters also could lead to audits or investigations and other civil, criminal or administrative sanctions. In addition, contracting with Federal government bodies may subject us to operational requirements or prohibitions which would increase our compliance costs or increase the risk of non-compliance.

The occurrences or conditions described above could affect not only our business with the government entities involved, but also our business with other entities of the same or other governmental bodies or with certain commercial clients and could have a material and adverse effect on our results of operations.

In addition, the success of our government solutions business is highly dependent on our FISMA and FedRAMP certifications which evidence our ability to meet certain federal government security compliance requirements. Failure to maintain the FedRAMP certification would result in a breach in many of our government contracts, which in turn, could subject us to liability and result in reputational harm and customer and employee attrition. Further, government contracts are increasingly requiring that FedRAMP-authorized service offerings be hosted on public cloud infrastructure. In the event that we are unable to expand the scope of our FedRAMP-authorized service offerings accordingly, it may impair our ability to successfully bid on government contracts.

Our operations and operations of our third-party channel partners in countries outside of the U.S. are subject to a number of anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We operate internationally and must comply with complex foreign and U.S. laws including the Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act of 2010 and the United Nations Convention Against Corruption, which prohibit engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. We must also comply with economic and trade sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") and the U.S. Commerce Department based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals, as well as other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. We do business and may in the future do additional business in countries and regions in which we may face, directly or indirectly, corrupt demands by officials or by private entities in which corrupt offers are expected. Furthermore, many of our operations require us to use third parties to conduct business or to interact with people who are deemed to be governmental officials under the FCPA. Thus, we face the risk of unauthorized payments or offers of payments or other things of value by our employees, contractors or agents. While it is our policy to implement compliance procedures to prohibit these practices, our due diligence policy and the procedures we undertake may not sufficiently vet our third-party channel partners for these risks prior to entering into a contractual relationship with them. As a result, despite our policies and any safeguards and any future improvements made to them, our employees, contractors, third-party channel partners and agents may engage in conduct for which we might be held responsible, regardless of whether such conduct occurs within or outside the U.S. We may also be held responsible for any violations by an acquired company that occurs prior to an acquisition, or subsequent to the acquisition but before we are able to institute our compliance procedures. A violation of any of these laws, even if prohibited by our policies, may result in severe criminal and/or civil sanctions and other penalties and could have a material and adverse effect on our business.

Compliance with U.S. regulations on trade sanctions and embargoes administered by OFAC and the U.S. Commerce Department also poses a risk to us. We cannot provide services to certain countries subject to U.S. trade sanctions. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments and loss of import and export privileges. For example, in 2017, prior to our acquisition of Datapipe, one of Datapipe's European subsidiaries provided network interconnectivity and distributed denial of attack protection service to an Iranian entity subject to OFAC sanctions. Datapipe self-reported the instance to OFAC and we have taken remedial measures to safeguard against re-occurrence. If we provide services to sanctioned targets in the future in violation of applicable export laws or economic sanctions, we could be subject to government investigations, penalties and reputational harm.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

Certain of our international operations are conducted in countries or regions experiencing corruption or instability, which subjects us to heightened legal and economic risks.

We do business and may in the future do additional business in certain countries or regions in which corruption is a serious problem. Moreover, to effectively compete in certain non-U.S. jurisdictions, it is frequently necessary or required to establish joint ventures, strategic alliances or marketing arrangements with local operators, partners or agents. In certain instances, these local operators, partners or agents may have interests that are not always aligned with ours. Reliance on local operators, partners or agents could expose us to the risk of being unable to control the scope or quality of our overseas services or being held liable under any anti-corruption laws for actions taken by our strategic or local partners or agents even though these partners or agents may not themselves be subject to such anti-corruption laws. Any determination that we have violated anti-corruption laws could have a material and adverse effect on our business, results of operations, reputation or prospects.

We may be liable for the material that content providers distribute over our network, and we may have to terminate customers that provide content that is determined to be illegal, which could adversely affect our results of operations.

The laws relating to the liability of private network operators for information carried on, stored on, or disseminated through their networks are unsettled or evolving in many jurisdictions. We have been and expect to continue to be subject to legal claims relating to the content disseminated on our network, including claims under The Digital Millennium Copyright Act of 1998, other similar legislation, regulation and common law. In addition, there are other potential customer activities, such as online gambling and pornography, where we, in our role as a hosting provider, may be held liable as an aider or abettor of our customers. If we need to take costly measures to reduce our exposure to these risks, terminate customer relationships and the associated revenue or defend ourselves against such claims, our business, financial condition and results of operations could be negatively affected.

Government regulation is continuously evolving and, depending on its evolution, may adversely affect our business, financial condition and results of operations.

We are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. These regulations and laws may cover taxation, privacy, data protection, pricing, content, intellectual property and proprietary rights, distribution, mobile communications, electronic device certification, electronic waste, electronic contracts and other communications, consumer protection, web services, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites and the characteristics and quality of services. These laws can be costly to comply with, can be a significant diversion to management's time and effort and can subject us to claims or other remedies, as well as negative publicity. Many of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues that the Internet and related technologies currently produce. Some of the laws that do reference the Internet and related technologies have been and continue to be interpreted by the courts, but their applicability and scope remain largely uncertain.

Any failure by us to identify, manage, complete and integrate acquisitions and other significant transactions, including dispositions, successfully could harm our business, financial condition and results of operations.

As part of our strategy, we expect to continue to acquire companies or businesses, enter into strategic alliances and joint ventures and make investments to further our business, both domestically and globally ("Strategic Transactions"). Risks associated with these Strategic Transactions include the following, any of which could adversely affect our business, financial condition and results of operations:

- If we fail to identify and successfully complete and integrate Strategic Transactions that further our strategic objectives, we may be required to expend resources to develop services and technology internally, which may put us at a competitive disadvantage.

- Due to the inherent limitations in the due diligence process, we may not identify all events and circumstances that could impact the valuation or performance of a Strategic Transaction and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed.

- Managing Strategic Transactions requires varying levels of management resources, which may divert our attention from other business operations.

- We have not realized all anticipated benefits, synergies and cost-savings initiatives from certain previous Strategic Transactions, and in the future, we may not fully realize all or any of the anticipated benefits of any particular Strategic Transaction.

- We may be adversely impacted by liabilities that we assume from a company we acquire or in which we invest, whether known or unknown.

- Our organizational structure could make it difficult for us to efficiently integrate the Strategic Transactions into our on-going operations and retain and assimilate employees of our organization or those of the acquired business. If key employees depart because of integration issues, or if customers, suppliers or others seek to change their dealings with us because of these changes, our business could be negatively impacted.

- Certain previous Strategic Transactions have resulted, and in the future any such Strategic Transactions by us may result, in significant costs and expenses, including those related to severance pay, early retirement costs, employee benefit costs, charges from the elimination of duplicative facilities, other liabilities, legal, accounting and financial advisory fees and required payments to executive officers and key employees under retention plans.

- We may issue equity or equity-linked securities or borrow to finance Strategic Transactions, and the amount and terms of any potential future acquisition-related or other dilutive issuance of equity or borrowings, as well as other factors, could negatively affect our financial condition and results of operations.

In addition, we may divest assets or businesses that are no longer a part of our strategy. These divestitures similarly require significant investment of time and resources, may disrupt our business and distract management from other responsibilities and may result in losses on disposition or continued financial involvement in the divested business, including through indemnification or other financial arrangements, for a period following the transaction, which could adversely affect our business, financial condition and results of operations.

Our results of operations could be materially and adversely affected by fluctuations in foreign currency exchange rates.

Although we report our results of operations in U.S. dollars, a significant portion of our revenue and expenses are denominated in currencies other than the U.S. dollar. Further, the majority of our customers are invoiced, and the majority of our expenses are paid, by us or our subsidiaries in the functional currency of our company or our subsidiaries, respectively. However, some of our customers are currently invoiced in currencies other than the applicable functional currency. As a result, we may incur foreign currency losses based on changes in exchange rates between the date of the invoice and the date of collection. In addition, large changes in foreign exchange rates relative to our functional currencies could increase the costs of our services to non-U.S. customers relative to local competitors, thereby causing us to lose existing or potential customers to these local competitors. Thus, our results of operations are subject to fluctuations due to changes in foreign currency exchange rates. Further, as we grow our international operations, our exposure to foreign currency risk could become more significant. We have entered into, and in the future we may enter into, foreign currency hedging contracts to reduce foreign currency volatility. However, we currently do not maintain foreign currency hedging contracts with respect to all our foreign currencies, and any contracts we have or may enter into may not fully mitigate our foreign currency risk, may prove disadvantageous or may create additional risks.

We are exposed to commodity and market price risks that affect our results of operations.

We consume a large quantity of power to operate our data centers and as such are exposed to risk associated with fluctuations in the price of power. During 2022, we incurred approximately $45 million in costs to power our data centers. We anticipate an increase in our consumption of power in the future if our private cloud sales grow. Power costs vary by locality and are subject to substantial seasonal fluctuations and changes in energy prices. Certain of our data centers are located within deregulated energy markets. Power costs have historically tracked the general costs of energy and continued increases in electricity costs may negatively impact our gross margins. We periodically evaluate the advisability of entering into fixed-price utilities contracts and have entered into certain fixed-price utilities contracts for some of our power consumption. If we choose not to enter into a fixed-price contract, we expose our cost structure to this commodity price risk. If we do choose to enter into a fixed-price contract, we lose the opportunity to reduce our power costs if the price for power falls below the fixed cost. Therefore, increases in our power costs could result in lower gross margins and materially and adversely impact our results of operations.

Concerns about greenhouse gas emissions and global climate change may result in environmental taxes, charges, assessments or penalties, resulting in increased electricity prices.

The effects of human activity on the global climate change have attracted considerable public and scientific attention, as well as the attention of the U.S. government. Efforts are being made to reduce greenhouse emissions, particularly those from coal combustion by power plants, some of which we rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on these power plants could be passed on to us, increasing the cost to run our data centers. Additionally, environmental taxes, charges, assessments or penalties could be levied directly on us in proportion to our carbon footprint. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by the U.S., or any domestic or foreign jurisdiction we perform business in, could adversely affect our business, financial condition and results of operations.

We utilize open source software in providing a substantial portion of our services. Our use of open source software, and our contributions to open source projects, could impose limitations on our ability to provide our services, expose us to litigation, cause us to impair our assets and allow third parties to access and use software and technology that we use in our business, all of which could adversely affect our business, financial condition and results of operations.

We utilize open source software, including Linux-based software, in providing a substantial portion of our services and we expect to continue to incorporate open source software in a substantial portion of our services in the future. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to offer our services. Moreover, we cannot ensure that we have not incorporated additional open source software in a manner that is inconsistent with the terms of the applicable license. If we fail to comply with these licenses, or if we combine our proprietary software with open source software in a certain manner, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software, and that we license such modifications or derivative works under the terms of applicable open source licenses.

Additionally, the use and distribution of open source software can lead to greater risks than the use of third-party commercial software, as some open source projects have known vulnerabilities and open source software does not come with warranties or other contractual protections regarding infringement claims or the quality of the code. From time to time parties have asserted claims against companies that distribute or use open source software in their products and services, asserting that open source software infringes their intellectual property rights. We have been subject to suits, and could be subject to suits in the future, by parties claiming infringement of intellectual property rights with respect to what we believe to be open source software. Litigation could be costly for us to defend, and in such an event, we could be required to seek licenses from third parties to continue using such software or offering certain of our services. If we are unable to obtain a required license, we may have to discontinue the use of such software or the sale of our affected services, which could cause us to breach customer agreements and incur liability to customers. The cost of obtaining such licenses, or the consequences of failing to obtain them, could adversely affect our business, financial condition and results of operations.

We also participate in open source projects, including contributing portions of our proprietary software code to such open source projects. Our participation in open source projects, and our use of open source solutions in a substantial portion of our services, could result in an impairment of design and development assets. In addition, our activities with these open source projects could subject us to additional risks of litigation, including indirect infringement claims based on third-party contributors because of our participation in these projects. Furthermore, our participation in open source projects may allow third parties, including our competitors, to have access to software that we use in our business, which could limit our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology or services, and which may enable our competitors to provide similar services with lower development effort and time, which could ultimately result in a loss of sales for us. While we may be able to claim protection of our intellectual property under other rights, such as trade secrets or contractual rights, our participation in open source projects limits our ability to assert certain of our patent rights against third parties (even if we were to conclude that their use infringes our patents with competing offerings), unless such third parties assert patent rights against us. This limitation on our ability to assert our patent rights against others could harm our business and ability to compete.

Our business is dependent on our ability to continue to obtain, maintain, protect and enforce the intellectual property and proprietary rights on which our business relies. If we are not successful in obtaining, maintaining, protecting and enforcing our intellectual property and proprietary rights, our business, financial condition and results of operations could be materially and adversely affected.

In addition to our use of open source software, we rely on patent, copyright, trademark, service mark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property and proprietary rights, all of which provide only limited protection. For example, we do not have any patent rights related to our proprietary tools, technology, processes and systems, including Rackspace Fabric, and rely on confidentiality agreements to protect such proprietary rights. We cannot assure you that any future patent, copyright, trademark or service mark registrations will be issued for pending or future applications or that any registered or unregistered copyrights, trademarks or service marks will be enforceable or provide adequate protection of our intellectual property and proprietary rights. Furthermore, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain.

We regard our trademarks, trade names and service marks as having significant value, and our brand is an important factor in the marketing of our services. We intend to rely on both registration and common law protection for our trademarks. However, we may be unable to prevent competitors from acquiring trademarks or service marks and other intellectual property and proprietary rights that are similar to, infringe upon, misappropriate, violate or diminish the value of our trademarks and service marks and our other intellectual property and proprietary rights. The value of our intellectual property and proprietary rights could diminish if others assert rights in or ownership of our intellectual property or proprietary rights, or in trademarks that are similar to our trademarks.

We also endeavor to enter into agreements with our employees, contractors and parties with whom we do business to limit access to and disclosure of our proprietary information. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, including our know-how and trade secrets. Additionally, we currently have patents issued and patent applications pending in the U.S. and the E.U., primarily related to our historical, legacy offerings such as OpenStack Public Cloud. However, our patent applications may be challenged and/or ultimately rejected, and our issued patents may be contested, circumvented, found unenforceable or invalidated. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications owned by or licensed to us in the future may not provide us with competitive advantages, or may be circumvented or successfully challenged, invalidated or held unenforceable through administrative process, including re-examination, *inter partes* review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. There may be issued patents, or pending patent applications that may result in issued patents, of which we are not aware held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or services.

Third parties may independently develop technologies that are substantially equivalent, superior to, or otherwise competitive to the technologies we employ in our services or that infringe, misappropriate or otherwise violate our intellectual property and proprietary rights. If we fail to protect our intellectual property and proprietary rights adequately, our competitors may gain access to our proprietary technology and develop and commercialize substantially identical services or technologies, and the steps we have taken may not prevent unauthorized use, access, distribution, misappropriation, reverse engineering or disclosure of our intellectual property and proprietary information, including our know-how and trade secrets. Enforcement of our intellectual property and proprietary rights also depends on successful legal actions against infringers and parties who misappropriate or otherwise violate our intellectual property and proprietary rights, including our proprietary information and trade secrets, but these actions may not be successful, even when our rights have been infringed, misappropriated or otherwise violated. In addition, the laws of some foreign countries do not protect our intellectual property and proprietary rights to the same extent as the laws of the U.S., and patent, trademark, copyright and trade secret protection may not be available to us in every country in which our services are available.

Despite the measures taken by us, it may be possible for a third party to copy or otherwise obtain and use our intellectual property and proprietary rights, including our technology and information, without authorization. Policing unauthorized use of our proprietary technologies and other intellectual property and our services is difficult, time-consuming and costly, and litigation could become necessary in the future to protect or enforce our intellectual property and proprietary rights. Any such litigation could be time consuming and expensive to prosecute or resolve, result in substantial diversion of management attention and resources and harm our business and results of operations. Furthermore, any such litigation may ultimately be unsuccessful and could result in the impairment or loss of portions of our intellectual property and proprietary rights. Additionally, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and proprietary rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property and proprietary rights.

Third-party claims of intellectual property or proprietary right infringement, misappropriation or other violation may be costly to defend and may limit or disrupt our ability to sell our services.

Third-party claims of intellectual property or proprietary right infringement, misappropriation or other violation are commonplace in technology-related industries. Companies in the technology industry, holding companies, non-practicing entities and other adverse intellectual property owners who may or may not have relevant service revenue, but are seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, service marks and trade secrets and frequently make claims of allegations of infringement, misappropriation or other violations of intellectual property and proprietary rights and may pursue litigation against us. These or other parties have claimed in the past, and could claim in the future, that we have misappropriated, violated, infringed or misused intellectual property proprietary rights. We could incur substantial costs in defending any such litigation, and any such litigation, regardless of merit or outcome, could be time consuming and expensive to settle or litigate and could divert the attention of our technical and management personnel and could harm our business, results of operations and reputation. An adverse determination in any such litigation could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe, misappropriate or otherwise violate, which could be costly, time-consuming or impossible, or require us to obtain a costly and/or unfavorable license. Certain of our agreements with our customers and other third parties include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights. For any intellectual property or proprietary right claim against us or our customers or such other third parties, we may also have to pay damages (including treble damages and attorneys' fees if we are found to have willfully infringed a party's rights), indemnify our customers or such other third parties against damages or stop using technology or intellectual property found to be in violation of a third party's rights, which could harm our business. We may be unable to replace or obtain a license for those technologies with technologies that have the same features or functionality and that are of equal quality and performance standards on commercially reasonable terms or at all. Licensing replacement technologies and intellectual property may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. We may also be required to develop alternative technology and intellectual property that is non-infringing, misappropriating or violating, which could require significant effort, time and expense and ultimately may not be an alternative that functions as well as the original or is accepted in the marketplace.

We may have additional tax liabilities.

We are subject to a variety of taxes and tax collection obligations in the U.S. (federal and state) and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. We may recognize additional tax expense and be subject to additional tax liabilities, including other liabilities for tax collection obligations due to changes in laws, regulations, administrative practices, principles and interpretations related to tax, including changes to the global tax framework, competition and other laws and accounting rules in various jurisdictions. Such changes could come about as a result of economic, political and other conditions, or certain jurisdictions aggressively interpreting their laws in an effort to raise additional tax revenue. An increasing number of jurisdictions are considering or have unilaterally adopted laws or country-by-country reporting requirements that could adversely affect our effective tax rates or result in other costs to us which could adversely affect our operating results.

We are also currently subject to tax audits in various jurisdictions, and these jurisdictions may assess additional tax liabilities against us. Developments in an audit, investigation or other tax controversy could have a material and adverse effect on our operating results or cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods. We regularly assess the likelihood of an adverse outcome resulting from these proceedings to determine the adequacy of our tax accruals. Although we believe our tax estimates are reasonable, the final outcome of audits, investigations and any other tax controversies could be materially different from our historical tax accruals.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may have a material and adverse impact on our business, financial condition and results of operations.

The U.S. government has adopted a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods, including information and communication technology products. These measures may materially increase costs for goods imported into the U.S. This in turn could mean that a larger portion of our customer's IT spending will be made on hardware costs and less will be available to spend on our services, which could adversely affect our business, financial condition and results of operations.

<center>**Risks Related to Our Indebtedness**</center>

Our substantial indebtedness could materially and adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments.

We are a highly leveraged company. As of December 31, 2022, we had $3,359.8 million face value of outstanding indebtedness, in addition to $375.0 million of undrawn commitments under the Revolving Credit Facility (without any letters of credit outstanding). Our outstanding indebtedness as of December 31, 2022 included $2,259.8 million of borrowings under the Term Loan Facility, $550.0 million of 5.375% Senior Notes and $550.0 million of 3.50% Senior Secured Notes. For the years ended December 31, 2021 and 2022, we made total debt service payments, consisting of required principal and interest payments, of approximately $176.0 million and $166.3 million, respectively, which represented 47.5% and 67.4%, respectively, of our cash flow from operations (or 34.2% and 42.6%, respectively, of our cash flow from operations calculated prior to any deductions for cash interest payments).

Our substantial indebtedness could have important consequences. For example, it could:

- limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

- make it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the 5.375% Notes Indenture, the 3.50% Notes Indenture, the First Lien Credit Agreement and agreements governing other indebtedness;

- require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and the repayment of our indebtedness, thereby reducing funds available to us for other purposes;

- limit our flexibility in planning for, or reacting to, changes in our operations or business;

- make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

- impact our rent expense on leased space and interest expense from financing leases, which could be significant;

- make us more vulnerable to downturns in our business, our industry or the economy;

- restrict us from making strategic acquisitions, engaging in development activities, introducing new technologies or exploiting business opportunities;

- cause us to make non-strategic divestitures;

- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets;

- prevent us from raising the funds necessary to repurchase all 5.375% Senior Notes or 3.50% Senior Secured Notes tendered to us upon the occurrence of certain changes of control, which failure to repurchase would constitute an event of default under the 5.375% Notes Indenture or the 3.50% Notes Indenture, or refinance the Senior Facilities upon a change of control, which is an event of default under the First Lien Credit Agreement; or

- expose us to the risk of increased interest rates, as certain of our borrowings, including borrowings under the Senior Facilities, are at variable rates of interest.

In addition, the First Lien Credit Agreement, the 5.375% Notes Indenture and the 3.50% Notes Indenture contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.

Despite our substantial indebtedness, we may still be able to incur significantly more debt, including secured debt, which could intensify the risks associated with our indebtedness.

We and our subsidiaries may be able to incur substantial indebtedness in the future. Although the terms of the 5.375% Notes Indenture, the 3.50% Notes Indenture, and the First Lien Credit Agreement contain restrictions on our subsidiaries' ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. These restrictions do not prevent us from incurring indebtedness or our subsidiaries from incurring obligations that do not constitute indebtedness under the terms of the 5.375% Notes Indenture, the 3.50% Notes Indenture, and the First Lien Credit Agreement. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness as described above under the risk factor "*Our substantial indebtedness could materially and adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments,*" including our potential inability to service our debt, will increase.

As of December 31, 2022, we had $375.0 million available for additional borrowing under the Revolving Credit Facility portion of our Senior Facilities (without any letters of credit outstanding), all of which would be secured. In addition to the 5.375% Senior Notes, the 3.50% Senior Secured Notes and our borrowings under the Senior Facilities, the covenants under the 5.375% Notes Indenture, the 3.50% Notes Indenture, and the First Lien Credit Agreement and the covenants under any other of our existing or future debt instruments allow us to incur a significant amount of additional indebtedness and, subject to certain limitations, such additional indebtedness could be secured.

We may not be able to generate sufficient cash to service all of our indebtedness and to fund our working capital and capital expenditures and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to satisfy our debt obligations will depend upon, among other things:

- our future financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and financial, business, legislative, regulatory and other factors, many of which are beyond our control;

- our future ability to refinance or restructure our existing debt obligations, which depends on among other things, the condition of the capital markets, our financial condition and the terms of existing or future debt agreements; and

- our future ability to borrow under our Revolving Credit Facility, the availability of which depends on, among other things, our compliance with the covenants in the First Lien Credit Agreement.

We cannot be certain that our business will generate cash flow from operations, or that we will be able to draw under our Revolving Credit Facility or otherwise, in an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient to service our indebtedness and other liquidity needs, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. We cannot be certain that we will be able to restructure or refinance any of our debt on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements, including the First Lien Credit Agreement and the 5.375% Notes Indenture and the 3.50% Notes Indenture, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations when due. Our equityholders, including Apollo and its affiliates, have no continuing obligation to provide us with debt or equity financing. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would result in a material and adverse effect on our financial condition and results of operations.

If we cannot make scheduled payments on our indebtedness, we will be in default, and holders of the 5.375% Senior Notes and the 3.50% Senior Secured Notes and the lenders under the Senior Facilities could declare all outstanding principal and interest to be due and payable, the lenders under the Senior Facilities could terminate their commitments to loan money, our secured lenders (including the lenders under the Senior Facilities) and holders of the 3.50% Senior Secured Notes could foreclose against the assets securing their indebtedness and we could be forced into bankruptcy or liquidation.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The First Lien Credit Agreement and the Indentures contain, and any other existing or future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our subsidiaries' ability to, among other things:

- incur additional debt, guarantee indebtedness or issue certain preferred shares;

- pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock or make other restricted payments;

- prepay, redeem or repurchase certain debt;

- make loans or certain investments;

- sell certain assets;

- create liens on certain assets;

- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

- enter into certain transactions with our affiliates;

- substantially alter the businesses we conduct;

- enter into agreements restricting our subsidiaries' ability to pay dividends; and

- designate our subsidiaries as unrestricted subsidiaries.

In addition, the Revolving Credit Facility requires us to comply with a net first lien leverage ratio under certain circumstances.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. A failure to comply with the covenants in the First Lien Credit Agreement, the 5.375% Notes Indenture, the 3.50% Notes Indenture or any of our other existing or future indebtedness could result in an event of default under the applicable agreements governing such indebtedness, which, if not cured or waived, could have a material and adverse effect on our business, financial condition and results of operations. In the event of any such event of default, the lenders under the Senior Facilities, as applicable:

- will not be required to lend any additional amounts to us;

- could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit;

- could require us to apply our available cash to repay these borrowings; or

- could effectively prevent us from making debt service payments on the 5.375% Senior Notes and the 3.50% Senior Secured Notes;

any of which could result in an event of default under the 5.375% Notes Indenture and the 3.50% Notes Indenture.

Such actions by the lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the Senior Facilities and any of our other existing or future secured indebtedness could proceed against the collateral granted to them to secure the Senior Facilities or such other indebtedness. We have pledged substantially all of our assets as collateral under the Senior Facilities.

If any of our outstanding indebtedness under the Senior Facilities or our other indebtedness, including the 5.375% Senior Notes and the 3.50% Senior Secured Notes, were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Facilities are at variable rates of interest and expose us to interest rate risk. As of December 31, 2022, assuming the Revolving Credit Facility was fully drawn, each 0.125% change in assumed blended interest rates would result in a $3 million change in annual interest expense on indebtedness under the Senior Facilities. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments to reduce interest rate volatility. However, we currently do not maintain interest rate swaps with respect to all our variable rate indebtedness, and any swaps we have or may enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks.

The phase-out of LIBOR could increase our interest expense and have a material adverse effect on us.

On March 5, 2021, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, announced that it will not compel panel banks to contribute to the overnight 1, 3, 6 and 12 months U.S. dollar LIBOR tenors after June 30, 2023 and all other tenors after December 31, 2021. U.S. dollar LIBOR may be replaced by the Secured Overnight Financing Rate ("SOFR") or other benchmark rates over the next several years. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the U.K., the U.S. or elsewhere.

Borrowings under our Senior Facilities use LIBOR as a benchmark for establishing the applicable interest rate, but the First Lien Credit Agreement includes provisions relating to the future discontinuance of LIBOR and sets forth mechanics for establishing the replacement of LIBOR with an alternative benchmark rate.

The consequences of the phase out of LIBOR cannot be entirely predicted at this time. Any alternative rate for calculating interest with respect to our outstanding indebtedness may not be as favorable or perform in the same manner as LIBOR and could lead to an increase in our interest expense or could impact our ability to refinance some or all of our existing indebtedness. In addition, the transition process may involve, among other things, increased volatility or illiquidity in financial markets, which could also have an adverse effect on us whether or not any replacement rate applicable to our borrowings is affected. Any such effects of the transition away from LIBOR, as well as other unforeseen impacts, may result in increased interest expense and other expenses, difficulties, complications or delays in connection with future financing efforts or otherwise have an adverse impact on our financial condition.

Any downgrade in our credit ratings could limit our ability to obtain future financing, increase our borrowing costs and adversely affect the market price of our existing debt securities or otherwise impair our business, financial condition and results of operations.

Nationally recognized credit rating organizations have issued credit ratings relating to our long-term debt. Our outstanding debt under the Senior Facilities, the 5.375% Senior Notes and the 3.50% Senior Secured Notes currently has non-investment grade ratings. Certain of these organizations have downgraded our credit ratings in the past. There can be no assurance that any rating assigned to any of our debt securities or loans will remain in effect for any given period or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency's judgment, circumstances so warrant.

Any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could:

• adversely affect the market price of some or all our outstanding debt securities or loans;

- limit our access to the capital markets or otherwise adversely affect the availability of other new financing on favorable terms, if at all;

- result in new or more restrictive covenants in agreements governing the terms of any future indebtedness that we may incur;

- increase our cost of borrowing; and

- impact our business, financial condition and results of operations.

Risks Related to Ownership of Our Common Stock

Our stock price may fluctuate significantly.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. The following factors could affect our stock price:

- our operating and financial performance and prospects;

- quarterly variations in the rate of growth (if any) of our financial or operational indicators, such as EPS, net income, revenues, Non-GAAP Net Income, Non-GAAP Operating Profit, and Adjusted EBITDA;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- changes in operating performance and the stock market valuations of other companies;

- announcements related to litigation;

- our failure to meet revenue or earnings estimates made by research analysts or other investors;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- sales of our common stock by us or our stockholders, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions;

- domestic and international economic, legal and regulatory factors unrelated to our performance;

- material weakness in our internal control over financial reporting; and

- the realization of any risks described under this "Risk Factors" section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, financial condition and results of operations.

Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

As of December 31, 2022, we had 215.7 million shares of common stock outstanding and approximately 23.0 million shares of common stock underlying outstanding options and restricted stock under the 2017 Incentive Plan and the 2020 Incentive Plan, and we have reserved an additional 31.2 million shares of common stock for issuance under the 2020 Incentive Plan and 9.6 million shares of common stock for issuance under the ESPP and we may be required to issue additional shares of common stock to an affiliate of ABRY under the merger agreement related to the acquisition of Datapipe. In addition, certain of our existing stockholders, including Apollo and ABRY, have certain rights to require us to register the sale of common stock held by them including in connection with underwritten offerings. Additionally, we filed a registration statement in respect of all shares of common stock that we may issue under the 2017 Incentive Plan, the 2020 Incentive Plan and the ESPP. After registration, these shares can be freely sold in the public market upon issuance. Sales of significant amounts of stock in the public market upon expiration of applicable lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate.

If we do not maintain effective internal controls, our financial statements may be inaccurate and the value of your investment in our common stock could decrease.

We expect to continue incurring significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act, including with respect to compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail in meeting our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material and adverse effect on our business, financial condition, results of operations and the market price of our common stock.

We continue to be controlled by Apollo, and Apollo's interests may conflict with our interests and the interests of other stockholders.

As of December 31, 2022, Apollo beneficially owned approximately 60% of the voting power of our outstanding common stock. Therefore, individuals affiliated with Apollo will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, entering into significant corporate transactions such as mergers, tender offers, the sale of all or substantially all of our assets and issuance of additional debt or equity. The interests of Apollo and its affiliates could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change in control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Additionally, Apollo and its affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Apollo and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as Apollo continues to directly or indirectly beneficially own a significant amount of our equity, even if such amount is less than 50%, Apollo will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions. Apollo also has a right to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), which currently represents at least a majority of our board of directors. In addition, we have an executive committee that serves at the discretion of our board of directors and includes two members nominated by Apollo, who are authorized to take actions (subject to certain exceptions) that they reasonably determine are appropriate.

We are a "controlled company" within the meaning of the Nasdaq's rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Apollo controls a majority of the voting power of our outstanding voting stock, and as a result we are a controlled company within the meaning of the Nasdaq's corporate governance standards. Under the Nasdaq rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

- a majority of the board of directors consist of independent directors;

- the nominating and corporate governance committee be composed entirely of independent directors or otherwise require that the nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors pursuant to a formal resolution addressing the nominations process and such related matters as may be required under the federal securities laws; and

- the compensation committee be composed entirely of independent directors.

We intend to utilize these exemptions as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. There can be no assurances that we will remain a "controlled company" and, following the loss of such status, we may need to modify our board and committee compositions in order to be in compliance with applicable Nasdaq rules.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries' ability to pay dividends or other distributions to us. See Item 7 of Part II, Management's Discussion and Analysis of Financial Condition and Results of Operations - "Liquidity and Capital Resources." Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

We do not anticipate paying dividends on our common stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our Senior Facilities and the Indentures contain, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to pay dividends and make other restricted payments.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock, publishes unfavorable research about our business or if our operating results do not meet their expectations, our stock price could decline.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 – PROPERTIES

Office Space

Our corporate headquarters facility is in Windcrest, Texas, which is in the San Antonio, Texas area and consists of a 1.2 million square foot facility located on 67 acres of land. In addition to our corporate headquarters, we lease office locations throughout the U.S., Europe, the Asia Pacific Region, Mexico and other locations throughout the world. To retain operational flexibility, we are increasingly utilizing shorter-term shared office facilities rather than entering into traditional longer-term office leases.

In October 2022, we announced our intention to sell our current corporate headquarters facility located in Windcrest, Texas and relocate our corporate headquarters to leased office space in San Antonio, Texas.

Data Centers

As of December 31, 2022, we leased data centers located across the U.S., the U.K., Hong Kong, Australia and other locations throughout the world.

We believe that our existing office space and data center facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future to meet our anticipated needs.

ITEM 3 – LEGAL PROCEEDINGS

We have contingencies resulting from various litigation, claims and commitments. We record accruals for loss contingencies when losses are considered probable and can be reasonably estimated. The amount that will ultimately be paid related to these matters may differ from the recorded accruals, and the timing of such payments is uncertain.

From time to time we may be subject to various legal proceedings arising in the ordinary course of business. In addition, from time to time, third parties may bring intellectual property claims against us asserting that certain of our offerings, services and technologies infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of others.

We are not party to any litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material and adverse effect on our business, financial position or results of operations.

Hosted Exchange Incident

We are named in several lawsuits in connection with our previously disclosed ransomware incident. The pending lawsuits seek, among other things, equitable and compensatory relief. We are vigorously defending these matters. We do not expect any of these claims, individually or in the aggregate, to have a material adverse effect on our consolidated financial position or results of operations. However, at this early stage in the proceedings, we are not able to determine the probability of the outcome of these matters or a range of reasonably expected losses, if any. We maintain insurance, including coverage for cyber-attacks, subject to certain deductibles and policy limitations, in an amount that we believe appropriate.

ITEM 4 – MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock has been listed on the Nasdaq, under the symbol "RXT" since August 5, 2020. Prior to that date, there was no public market for our common stock.

Holders of Record

As of March 9, 2023, there were 22 registered stockholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these stockholders of record.

Dividend Policy

We have not to date paid any cash dividends on our common stock and we currently do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements and any other factors deemed relevant by our board of directors.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under our Senior Facilities, the Indentures and under other current and future indebtedness that we or they may incur. See Item 1A of Part I "Risk Factors—Risks Related to Ownership of our Common Stock" and Item 7 of Part II "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Securities Authorized for Issuance under Equity Compensation Plans

For information regarding securities authorized for issuance under equity compensation plans, see Part III, Item 12 - "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Stock Performance Graph

The graph set forth below compares the cumulative total stockholder return on our common stock between August 5, 2020 (the date our common stock commenced trading on the Nasdaq) and December 31, 2022 with the cumulative total return of (i) the Standard & Poor's ("S&P") 500 Index and (ii) the S&P 500 Information Technology Index over the same period. All values assume the investment of $100 in our common stock and both of the other indices on August 5, 2020 and assumes the reinvestment of dividends. The graph uses the closing market price on August 5, 2020 of $16.39 per share as the initial value of our common stock. The comparisons shown below are based upon historical data. We caution that the stock price performance shown is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock.



Company/ Index	August 5, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Rackspace Technology, Inc.	$ 100.00	$ 117.69	$ 116.29	$ 145.09	$ 119.65	$ 86.76	$ 82.18	$ 68.09	$ 43.75	$ 24.89	$ 18.00
S&P 500 Index	$ 100.00	$ 101.06	$ 112.87	$ 119.39	$ 129.14	$ 129.44	$ 143.22	$ 136.14	$ 113.75	$ 107.75	$ 115.38
S&P 500 Information Technology Index	$ 100.00	$ 102.62	$ 114.45	$ 116.44	$ 129.59	$ 131.06	$ 152.62	$ 139.56	$ 111.04	$ 103.89	$ 108.50

Unregistered Sales of Equity Securities

Not Applicable.

Issuer Purchases of Equity Securities

During the three months ended December 31, 2022, we did not repurchase any of our common stock.

On March 3, 2022, our board of directors authorized a program to repurchase up to $75.0 million of shares of our common stock. The authorization was effective immediately, expires on September 30, 2023 and can be discontinued at any time. Under the program, shares may be repurchased from time to time through open-market transactions (including pre-set trading plans), privately negotiated transactions, accelerated share repurchases and other transactions in accordance with applicable security laws. As of December 31, 2022, $44.0 million remains available to be purchased under this program.

ITEM 6 - [RESERVED]

**ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS**

The following MD&A is intended to help readers understand our results of operations, financial condition and cash flows and should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this Annual Report. References to "Rackspace Technology," "we," "our company," "the company," "us," or "our" refer to Rackspace Technology and its consolidated subsidiaries.

The following discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions and forecasts. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this Annual Report titled "Risk Factors" and elsewhere in this Annual Report. You should carefully read the "Risk Factors" to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see "Special Note Regarding Forward-Looking Statements" contained elsewhere in this Annual Report.

Overview

We are a leading end-to-end multicloud technology services company. We design, build and operate our customers' cloud environments across all major technology platforms, irrespective of technology stack or deployment model. We partner with our customers at every stage of their cloud journey, enabling them to modernize applications, build new products and adopt innovative technologies. We serve our customers with a unique combination of proprietary technology resulting from over $1 billion of investment and services expertise from a team of highly skilled consultants and engineers. And we provide our customers with unbiased expertise and technology solutions, delivered over the world's leading cloud services, all wrapped in Fanatical Experience.

We aim to be our customers' most trusted advisor and services partner in their path to cloud transformation and to accelerate the value of their cloud investments. We give customers the ability to make fluid decisions when choosing the right technologies, and we recommend solutions based on customers' unique objectives. In this way, we empower our customers to harness the full benefits of cloud adoption.

Our team of 6,800 highly skilled Rackers, including consultants and engineers, partners with companies at every stage of their cloud transformation journey

We deliver our services to a global customer base through an integrated service delivery model. We have a presence in more than 60 cities around the world. This footprint allows us to better serve customers based in various countries, especially multinational companies requiring cross-border solutions. We have a strong presence with customers of all sizes, including enterprise businesses (revenue in excess of $3 billion), mid-market businesses (revenue of $300 million to $3 billion) and commercial customers (revenue less than $300 million).

On November 3, 2016, Rackspace Hosting (now named Rackspace Technology Global) was acquired by Inception Parent, an indirect wholly-owned subsidiary of the company. Pursuant to the merger agreement, dated as of August 26, 2016, Rackspace Technology Global merged with a wholly-owned subsidiary of Inception Parent, with Rackspace Technology Global surviving as a wholly-owned subsidiary of Inception Parent.

We operate our business and report our results through three reportable segments: (1) Multicloud Services, (2) Apps & Cross Platform and (3) OpenStack Public Cloud. Our Multicloud Services segment includes our multicloud services offerings, as well as professional services related to designing and building multicloud solutions and cloud-native applications. Our Apps & Cross Platform segment includes managed applications, managed security and data services, as well as professional services related to designing and implementing application, security and data services. In early 2017, we determined that our OpenStack Public Cloud offering was not core to our go-forward operations and we ceased to incentivize our sales team to promote and sell the product by the end of that year. We continue to serve our existing OpenStack Public Cloud customer base while we focus our growth strategy and investments on our Multicloud Services and Apps & Cross Platform offerings. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 17, "Segment Reporting" for additional information about our segments. We refer to certain supplementary Core financial measures, which reflect the results or otherwise pertain to the performance of our Multicloud Services and Apps & Cross Platform segments, in the aggregate. Our Core financial measures exclude the results and performance of our OpenStack Public Cloud segment.

We generate revenue primarily through the sale of consumption-based contracts for our services offerings, which are recurring in nature. We also generate revenue from the sale of professional services related to designing and building customer solutions, which are non-recurring in nature. Arrangements within our Multicloud Services offerings generally have a fixed term, typically from 12 to 36 months, with a monthly recurring fee based on the computing resources provided to and utilized by the customer, the complexity of the underlying infrastructure and the level of support we provide. Our other primary sources of revenue are for public cloud services within our Multicloud Services, our Apps & Cross Platform and our OpenStack Public Cloud offerings. Contracts for these arrangements typically operate on a consumption model and can be canceled at any time without penalty.

We sell our services through direct sales teams, third-party channel partners and via online orders. Our sales model is based on both distributed and centralized sales teams with leads generated from technology partners, customer referrals, channel partners and corporate marketing efforts. We offer customers the flexibility to select the best combination of resources in order to meet the requirements of their unique applications and provide the technology to seamlessly operate and manage multiple cloud computing environments.

On August 7, 2020, we completed the IPO, in which we issued and sold 33,500,000 shares of our common stock at a public offering price of $21.00 per share.

On July 21, 2021, we committed to the July 2021 Restructuring Plan to drive a change in the type and location of certain positions that was expected to result in the termination of approximately 10% of our workforce. We recorded total charges of $50.5 million and $5.2 million for the years ended December 31, 2021 and December 31, 2022, respectively, related to this restructuring plan. The 2021 charges included $25.4 million for employee related costs and other costs accounted for as exit and disposal costs under ASC 420 as described in Item 8 of Part II, Financial Statements and Supplementary Data - Note 10, "July 2021 Restructuring Plan." Employee related costs consisted of one-time termination benefits and certain contractual termination benefits with executives. Other costs consisted of professional fees and non-cash charges related to a contract termination with a third-party. The remaining $25.1 million of 2021 charges and total 2022 charges consisted primarily of one-time offshore build out costs which are not accounted for as exit and disposal costs under ASC 420. We do not expect to incur any further expenses related to the July 2021 Restructuring Plan.

In December 2022, we experienced a ransomware incident which caused service disruptions for our Hosted Exchange customers. The Hosted Exchange email business, reported in our Apps & Cross Platform segment, is a managed email solution provided to small and medium businesses and represented approximately 1% of our total annual revenue. Following discovery of the incident, we engaged an industry-leading global cybersecurity firm to help investigate the incident and remediate as necessary. The firm confirmed that the incident was quickly contained and limited solely to the Hosted Exchange email business. We have sunset the on-premises Hosted Exchange platform and have transitioned many customers from the Hosted Exchange platform to Microsoft 365 through our reseller agreement with Microsoft. As of December 31, 2022, we recorded $5.9 million of expenses related to the Hosted Exchange incident, including costs to investigate and remediate, legal and other professional services, and supplemental staff resources that were deployed to provide support to customers. We expect to continue to incur legal and other professional services costs in future periods and will expense those costs as incurred. We maintain cybersecurity insurance commensurate with the size of our business, and expect that a significant portion of the incremental costs related to the Hosted Exchange incident will be covered by insurance. However, the timing of insurance reimbursements may differ from the timing of recognition of the related expenses.

Effective on January 1, 2023, we reorganized around a two-business unit operating model, Public Cloud and Private Cloud. This two-business unit operating model ensures increased focus, delivery, and service quality for our customers. Beginning in 2023, we will change our segment reporting to reflect this reorganization under three reporting segments: Public Cloud, Private Cloud and OpenStack Public Cloud.

Subsequent Events

For a description of subsequent events, see "Subsequent Events" in Item 8 of Part II, Financial Statements and Supplementary Data - Note 1, "Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies."

Impact of COVID-19

The effects of COVID-19 and its variants continue to evolve, and the full impact and duration of the virus are unknown. To date, COVID-19 and its variants have not adversely affected our results of operations or financial condition in any material respect. However, there are remaining uncertainties as a result of COVID-19, particularly the possibility of new variant strain(s) of the virus, the potential resurgence in the spread of the virus and the pace of economic recovery. The full extent to which COVID-19 and its variants may impact our financial condition or results of operations over the medium to long term, therefore, remains uncertain. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, customers, partners, suppliers and stockholders.

Russia and Ukraine Conflict

Political and economic uncertainty surrounding the Conflict between Russia and Ukraine could have a material adverse effect on our business. Currently, the conflict has not had a significant impact on our operations or financial performance. However, our overall performance depends in part on worldwide economic and geopolitical conditions. We are monitoring the situation and the potential for the conflict to spread to other countries which could adversely impact our customers and operations, and we may take actions that modify our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, customers, partners, suppliers and stockholders.

Key Factors Affecting Our Performance

We believe our combination of proprietary technology, automation capabilities and technical expertise creates a value proposition for our customers that is hard to replicate for both competitors and in-house IT departments. Our continued success depends to a significant extent on our ability to meet the challenges presented by our highly competitive and dynamic market, including the following key factors:

Differentiating Our Service Offerings in a Competitive Market Environment

Our success depends to a significant extent on our ability to differentiate, expand and upgrade our service offerings in line with developing customer needs, while deepening our relationships with leading public cloud service providers and establishing new relationships, including with sales partners. We are a certified premier consulting and managed services partner to some of the largest cloud computing platforms, including AWS, Microsoft Azure, Google Cloud, Oracle, SAP and VMware. We believe we are unique in our ability to serve customers across major technology stacks and deployment options, all while delivering Fanatical Experience. Our existing and prospective customers are also under increasing pressure to move from on-premise or self-managed IT to the cloud to compete effectively in a digital economy and maximize the value of their cloud investments, which we believe presents an opportunity for professional services projects as well as new recurring business.

Customer Relationships and Retention

Our success greatly depends on our ability to retain and develop opportunities with our existing customers and to attract new customers. We operate in a growing but competitive and evolving market environment, requiring innovation to differentiate us from our competitors. We believe that our integrated cloud service portfolio and our differentiated customer experience and technology are keys to retaining and growing revenue from existing customers as well as acquiring new customers. For example, we believe that Rackspace Fabric provides customers a unified experience across their entire cloud and security footprint, and that our Rackspace Elastic Engineering model helps customers embrace a cloud native approach with on-demand access to a dedicated team of highly skilled cloud architects and engineers. These offerings differentiate us from legacy IT service providers that operate under long-term fixed and project-based fee structures often tethered to their existing technologies with less automation.

Business Mix Shift

The mix of revenue within our Multicloud Services segment has shifted in recent years, from mature offerings such as managed hosting and colocation to managed public cloud services. Since the mature offerings are hosted on our own infrastructure, these offerings carry a higher gross margin, but also a higher burden on the company for operating expenses and capital expenditures. Conversely, as managed public cloud services are hosted on third-party infrastructure, these services carry a lower gross margin, but also a correspondingly lower operating expense and capital expenditure burdens. As a result, despite the difference in gross margins between the mature offerings and the growth offerings, the operating margins for the different classes of offerings is relatively similar.

Shift in Capital Intensity

In recent years, the mix of our consolidated revenues has shifted from high capital intensity service offerings to low capital intensity service offerings and we expect this mix shift to continue. Historically, we primarily offered managed hosting and OpenStack Public Cloud services to our customers, which required us to deploy servers and equipment to ensure adequate capacity for new customers and, in certain cases, on behalf of customers at the start or during the performance of a contract, resulting in a high level of anticipatory and success-based capital expenditures. Today, the vast majority of our revenue is derived from service offerings, such as managed public cloud services, application services and professional services, which have significantly lower success-based capital requirements because they allow us to leverage our partners' infrastructure or technology to make our capital expenditures more efficient. As a result, we have recently experienced and expect to continue to experience changes in our capital expenditures requirements.

Our capital expenditures equaled 8%, 7% and 5% of our revenue for the years ended December 31, 2020, 2021 and 2022, respectively. While there is some variability in capital expenditures from quarter to quarter due to timing of purchases, we expect to maintain current capital intensity levels over the longer term.

Human Capital

Our ability to be successful and to execute on our strategies depends on our ability to hire and retain qualified employees. Like others in our industry, we are realizing higher than historical levels of voluntary attrition. As a result, we are accelerating our best shoring efforts and expanding the geographic reach of our recruiting pool. The company continues to enhance and develop programs to attract, retain and develop top talent.

Key Components of Statement of Operations

Revenue

A substantial amount of our revenue, particularly from our private cloud services within our Multicloud Services segment, is generated pursuant to contracts that typically have a fixed term (typically from 12 to 36 months). Our customers generally have the right to cancel their contracts by providing us with written notice prior to the end of the fixed term, though most of our contracts provide for termination fees in the event of cancellation prior to the end of their term, typically amounting to the outstanding value of the contract. These contracts include a monthly recurring fee, which is determined based on the computing resources utilized and provided to the customer, the complexity of the underlying infrastructure and the level of support we provide. Our public cloud services within the Multicloud Services segment and most of our Apps & Cross Platform and OpenStack Public Cloud services generate usage-based revenue invoiced on a monthly basis and can be canceled at any time without penalty. We also generate revenue from usage-based fees and fees from professional services earned from customers using our hosting and other services. We typically recognize revenue on a daily basis, as services are provided, in an amount that reflects the consideration to which we expect to be entitled in exchange for our services. Our usage-based arrangements generally include a variable consideration component, consisting of monthly utility fees, with a defined price and undefined quantity. Our customer contracts also typically contain service level guarantees, including with respect to network uptime requirements, that provide discounts when we fail to meet specific obligations and, with respect to certain products, we may offer volume discounts based on usage. As these variable consideration components consist of a single distinct daily service provided on a single performance obligation, we account for all of them as services are provided and earned.

Cost of revenue

Cost of revenue consists primarily of usage charges for third-party infrastructure and personnel costs (including salaries, bonuses, benefits and share-based compensation) for engineers, developers and other employees involved in the delivery of services to our customers. Cost of revenue also includes depreciation of servers, software and other systems infrastructure, data center rent and other infrastructure maintenance and support costs, including software license costs and utilities. Cost of revenue is driven mainly by demand for our services, our service mix and the cost of labor in a given geography.

Selling, general and administrative expenses

SG&A expenses consist primarily of personnel costs (including salaries, bonuses, commissions, benefits and share-based compensation) for our sales force, executive team and corporate administrative and support employees, including our human resources, finance, accounting and legal functions. SG&A also includes R&D costs, repair and maintenance of corporate infrastructure, facilities rent, third-party advisory fees (including audit, legal and management consulting costs), marketing and advertising costs and insurance, as well as the amortization of related intangible assets and certain depreciation of fixed assets.

SG&A also includes transaction costs related to acquisitions and financings along with costs related to integration and business transformation initiatives which may impact the comparability of SG&A between periods. Employee related costs and other costs incurred, as discussed in Item 8 of Part II, Financial Statements and Supplementary Data - Note 10, "July 2021 Restructuring Plan," are also included within SG&A.

Income taxes

Our income tax benefit and deferred tax assets and liabilities reflect management's best assessment of estimated current and future taxes to be paid. To date, we have recorded consolidated tax benefits, reflecting our net losses, though certain of our non-U.S. subsidiaries have incurred corporate tax expense according to the relevant taxing jurisdictions. We are under certain domestic and foreign tax audits. Due to the complexity involved with certain tax matters, there is the possibility that the various taxing authorities may disagree with certain tax positions filed on our income tax returns. We believe we have made adequate provision for all uncertain tax positions. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 13, "Taxes."

Results of Operations

We discuss our historical results of operations, and the key components of those results, below. Past financial results are not necessarily indicative of future results.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

The following table sets forth our results of operations for the specified periods, as well as changes between periods and as a percentage of revenue for those same periods (totals in table may not foot due to rounding):

(In millions, except %)	Year Ended December 31,				Year-Over-Year Comparison	
	2021		2022			
	Amount	% Revenue	Amount	% Revenue	Amount	% Change
Revenue	$ 3,009.5	100.0 %	$ 3,122.3	100.0 %	$ 112.8	3.7 %
Cost of revenue	(2,072.7)	(68.9)%	(2,265.4)	(72.6)%	(192.7)	9.3 %
Gross profit	936.8	31.1 %	856.9	27.4 %	(79.9)	(8.5)%
Selling, general and administrative expenses	(906.8)	(30.1)%	(855.3)	(27.4)%	51.5	(5.7)%
Impairment of goodwill	(52.4)	(1.7)%	(534.5)	(17.1)%	(482.1)	NM
Impairment of assets	—	— %	(146.1)	(4.7)%	(146.1)	100.0 %
Gain on sale of land	19.9	0.7 %	—	— %	(19.9)	(100.0)%
Loss from operations	(2.5)	(0.1)%	(679.0)	(21.7)%	(676.5)	NM
Other income (expense):						
Interest expense	(205.1)	(6.8)%	(208.5)	(6.7)%	(3.4)	1.7 %
Loss on investments, net	(3.0)	(0.1)%	(0.2)	(0.0)%	2.8	(93.3)%
Debt modification and extinguishment costs	(37.5)	(1.2)%	—	— %	37.5	(100.0)%
Other expense, net	(1.0)	(0.0)%	(10.0)	(0.3)%	(9.0)	NM
Total other income (expense)	(246.6)	(8.2)%	(218.7)	(7.0)%	27.9	(11.3)%
Loss before income taxes	(249.1)	(8.3)%	(897.7)	(28.8)%	(648.6)	NM
Benefit for income taxes	30.8	1.0 %	92.9	3.0 %	62.1	NM
Net loss	$ (218.3)	(7.3)%	$ (804.8)	(25.8)%	$ (586.5)	NM

NM = not meaningful.

Revenue

Revenue increased $113 million, or 3.7%, to $3,122 million in 2022 from $3,010 million in 2021. Revenue was positively impacted by new customer acquisition and growing customer spend in our Multicloud Services and Apps & Cross Platform segments, as discussed below.

After removing the impact from foreign currency fluctuations, on a constant currency basis, revenue increased 5.2% year-over-year. The following table presents revenue growth by segment:

(In millions, except %)	Year Ended December 31,		% Change	
	2021	2022	Actual	Constant Currency [1]
Multicloud Services	$ 2,449.1	$ 2,574.9	5.1 %	6.7 %
Apps & Cross Platform	377.6	396.9	5.1 %	5.9 %
Core Revenue	2,826.7	2,971.8	5.1 %	6.6 %
OpenStack Public Cloud	182.8	150.5	(17.7)%	(16.1)%
Total	$ 3,009.5	$ 3,122.3	3.7 %	5.2 %

(1)   Refer to "*Non-GAAP Financial Measures*" in this section for further explanation and reconciliation.

Multicloud Services revenue in 2022 increased 5% on an actual basis, and 7% on a constant currency basis, from 2021. Underlying growth was driven by both the acquisition of new customers and increased spend by existing customers, partially offset by cancellations by existing customers. Offerings in this segment with the strongest growth include managed public cloud services on AWS, Microsoft Azure and Google Cloud.

Apps & Cross Platform revenue in 2022 increased 5% on an actual basis, and 6% on a constant currency basis, from 2021, driven by growth in professional services across our SaaS applications and data services offerings, partially offset by the discontinuation of a non-core line of business in 2021.

OpenStack Public Cloud revenue in 2022 decreased 18% on an actual basis, and 16% on a constant currency basis, from 2021 due to customer churn.

Cost of Revenue

Cost of revenue increased $193 million, or 9%, to $2,265 million in 2022 from $2,073 million in 2021, primarily due to an increase in usage charges for third-party infrastructure associated with growth in these offerings. The increase in expense was partially offset by a decline in personnel costs primarily due to cost savings as a result of shifting roles to lower-cost locations as part of our continued focus on business optimization initiatives, including the July 2021 Restructuring Plan. We also had higher severance in the prior period. In addition, there were year-over-year data center expense reductions as a result of initiatives to lower our cost structure, which included the consolidation of data center facilities. Depreciation expense also decreased between periods primarily due to certain property, equipment and software reaching the end of its useful life for depreciation purposes as we shift towards faster-growing, value-added service offerings which have significantly lower capital requirements than our legacy capital-intensive revenue streams.

As a percentage of revenue, cost of revenue increased 370 basis points in 2022 to 72.6% from 68.9% in 2021, primarily driven by a 640 basis point increase in usage charges for third-party infrastructure, partially offset by a decrease related to personnel costs, data center, and depreciation expense.

Gross Profit and Non-GAAP Gross Profit

Our consolidated gross profit was $857 million in 2022, a decrease of $80 million from $937 million in 2021. Our Non-GAAP Gross Profit was $884 million in 2022, a decrease of $112 million from $996 million in 2021. Non-GAAP Gross Profit is a non-GAAP financial measure. See "*Non-GAAP Financial Measures*" below for more information. Our consolidated gross margin was 27.4% in 2022, a decrease of 370 basis points from 31.1% in 2021.

The table below presents a reconciliation of total consolidated gross profit to Non-GAAP Gross Profit, which represents the total of our individual segment gross profit measures.

(In millions)	Year Ended December 31,	
	2021	2022
Total consolidated gross profit	$ 936.8	$ 856.9
Share-based compensation expense	16.7	11.6
Other compensation expense [1]	2.7	1.9
Purchase accounting impact on expense [2]	4.7	2.7
Restructuring and transformation expenses [3]	35.5	10.9
Hosted Exchange incident expenses	—	0.2
Non-GAAP Gross Profit	$ 996.4	$ 884.2

(1)   Adjustments for retention bonuses, mainly in connection with restructuring and transformation projects, and the related payroll tax, and payroll taxes associated with the exercise of stock options and vesting of restricted stock.

(2)   Adjustment for the impact of purchase accounting from the Rackspace Acquisition on expenses.

(3)   Adjustment for the impact of business transformation and optimization activities, as well as associated severance, facility closure costs and lease termination expenses. This amount also includes certain costs associated with the July 2021 Restructuring Plan which are not accounted for as exit and disposal costs under ASC 420, including one-time offshore build out costs.

Our segment gross profit and gross margin for the periods indicated, and the change in gross profit between periods is shown in the table below:

(In millions, except %)	Year Ended December 31,				Year-Over-Year Comparison	
	2021		2022			
Segment gross profit:	Amount	% of Segment Revenue	Amount	% of Segment Revenue	Amount	% Change
Multicloud Services	$ 793.4	32.4 %	$ 701.7	27.3 %	$ (91.7)	(11.6)%
Apps & Cross Platform	135.9	36.0 %	139.2	35.1 %	3.3	2.4 %
OpenStack Public Cloud	67.1	36.7 %	43.3	28.8 %	(23.8)	(35.5)%
Non-GAAP Gross Profit	$ 996.4		$ 884.2		$ (112.2)	(11.3)%

Multicloud Services gross profit decreased by 12% in 2022 from 2021. Segment gross profit as a percentage of segment revenue decreased by 510 basis points, reflecting a 13% increase in segment cost of revenue and a 5% increase in segment revenue. The increase in costs was mainly driven by higher third-party infrastructure costs due to the increase in revenue in our growth offerings resulting in a larger proportion of these services within this segment, partially offset by lower personnel, data center, and depreciation expense.

Apps & Cross Platform gross profit increased 2% in 2022 from 2021. Segment gross profit as a percentage of segment revenue decreased by 90 basis points, reflecting a 7% increase in segment cost of revenue and a 5% increase in segment revenue.

OpenStack Public Cloud gross profit decreased 35% in 2022 from 2021 due to customer churn. Segment gross profit as a percentage of segment revenue decreased by 790 basis points, reflecting an 18% decrease in segment revenue, partially offset by a 7% decrease in segment cost of revenue.

The aggregate amount of costs reflected in consolidated gross profit but excluded from Non-GAAP Gross Profit was $27.3 million in 2022, a decrease of $32.3 million from $59.6 million in 2021, primarily driven by lower restructuring and transformation expenses and share-based compensation.

For more information about our segment gross profit, see Item 8 of Part II, Financial Statements and Supplementary Data - Note 17, "Segment Reporting."

Selling, General and Administrative Expenses

SG&A expenses decreased $52 million, or 6%, to $855 million in 2022 from $907 million in 2021, due to a decline in personnel costs from cost savings as a result of shifting roles to lower-cost locations as part of our continued focus on business optimization initiatives. We also had lower severance expense between periods. The prior period included $25 million of restructuring charges related to the July 2021 Restructuring Plan accounted for as exit and disposal costs under ASC 420, of which $14 million were personnel related costs. There were also reductions in costs related to other business optimization and integration initiatives compared to the prior period, as well as lower amortization expense related to certain intangible assets reaching the end of their useful life. These reductions in expense were partially offset by an increase in travel expense as a result of the easing of COVID-19 restrictions and costs incurred in 2022 related to the Hosted Exchange incident.

As a percentage of revenue, SG&A expenses decreased 270 basis points, to 27.4% in 2022 from 30.1% in 2021, for the reasons discussed above.

Impairment of Goodwill

During the third quarter of 2022, we experienced a sustained decline in our stock price resulting in our market capitalization being less than the carrying value of our combined reporting units. We performed an interim goodwill impairment analysis as of September 1, 2022 based on our assessment of several events and circumstances that affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount of excess carrying value over fair value, consistency of operating margins and cash flows, budgeted-to-actual performance from prior year, overall change in economic climate, changes in the industry and competitive environment, and earnings quality and sustainability. In addition, as of September 1, 2022, we lowered our projected operating results primarily due to product mix shifts and market concerns related to inflation and other macroeconomic factors. As a result, we determined that the carrying value of our Multicloud Services reporting unit exceeded its fair value and recorded an impairment of goodwill of $405 million during the third quarter of 2022.

The results of our annual goodwill impairment test as of October 1, 2022 did not indicate any impairments of goodwill.

During the fourth quarter of 2022, subsequent to our annual goodwill impairment analysis, we experienced a decline in our market capitalization following a ransomware incident in early December which caused service disruptions on our Hosted Exchange email business. We therefore determined it appropriate to perform an interim quantitative assessment of our reporting units as of December 31, 2022. As a result, we determined that the carrying value of our Apps & Cross Platform reporting unit exceeded its fair value and recorded an impairment of goodwill of $129 million during the fourth quarter of 2022.

As a result of our annual goodwill impairment test performed during the fourth quarter of 2021, we determined that the carrying amount of our OpenStack Public Cloud reporting unit exceeded its fair value and fully impaired its goodwill by recording a goodwill impairment charge of $52 million. The impairment was driven by deteriorating forecasted margins and cash flows within the reporting unit primarily due to operating costs declining at a slower rate than previously anticipated even after factoring in the long term impacts of the July 2021 Restructuring Plan.

See Item 8 of Part II, Financial Statements and Supplementary Data - Note 5, "Goodwill and Intangible Assets" for further discussion.

Impairment of Assets

We also evaluated our indefinite-lived intangible asset and long-lived assets for impairment as of September 1, 2022. As a result of these evaluations, we recorded total impairment charges of $59 million during the third quarter of 2022, consisting of a $21 million impairment of our indefinite-lived trade name intangible asset and a $38 million impairment of OpenStack Public Cloud long-lived assets.

As of December 31, 2022, we recorded an additional $12 million impairment of our indefinite-lived trade name intangible asset.

In addition, as of December 31, 2022, our corporate headquarters property was classified as held for sale. The property's previous carrying amount of $83 million was written down to its estimated fair value, less estimated cost to sell, of $12 million, resulting in a $71 million impairment charge. We also wrote-off the remaining $5 million net book value of the related property tax abatement asset in connection with the held for sale classification.

There were no such impairments in 2021.

See Item 8 of Part II, Financial Statements and Supplementary Data - Note 4, "Property, Equipment and Software, net" and Note 5, "Goodwill and Intangible Assets" for further discussion.

Gain on Sale of Land

In January 2021, we recorded a $20 million gain related to the sale of a parcel of undeveloped land in the United Kingdom adjacent to one of our existing data centers, as further discussed in Item 8 of Part II, Financial Statements and Supplementary Data - Note 4, "Property, Equipment and Software, net."

Debt Modification and Extinguishment Costs

In 2021, we recorded $37 million and $0.5 million of debt modification and extinguishment costs related to the February 2021 Refinancing Transaction and termination of the Receivables Financing Facility, respectively. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 6, "Debt" for further discussion.

Other Expense, Net

The increase in other expense, net to $10 million in 2022 from $1 million in 2021 is primarily related to foreign currency transaction losses.

Benefit for Income Taxes

Our income tax benefit increased by $62 million to $93 million in 2022 from $31 million in 2021. Our effective tax rate decreased from 12.4% in 2021 to 10.3% in 2022. The decrease in the effective tax rate year-over-year is primarily due to the tax impact associated with the goodwill impairments, the geographic distribution of profits and tax effects from nondeductible share-based compensation. The difference between the effective tax rate for 2022 and the statutory tax rate is primarily due to the tax impact associated with the goodwill impairments, the geographic distribution of profits, executive compensation that is nondeductible under IRC Section 162(m) and tax effects from nondeductible share-based compensation.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate and further explanation of our benefit for income taxes, see Item 8 of Part II, Financial Statements and Supplementary Data - Note 13, "Taxes."

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021

The following table sets forth our results of operations for the specified periods, as well as changes between periods and as a percentage of revenue for those same periods (totals in table may not foot due to rounding):

| | Year Ended December 31, | | | | Year-Over-Year Comparison | |
| | 2020 | | 2021 | | | |
(In millions, except %)	Amount	% Revenue	Amount	% Revenue	Amount	% Change
Revenue	$ 2,707.1	100.0 %	$ 3,009.5	100.0 %	$ 302.4	11.2 %
Cost of revenue	(1,722.7)	(63.6)%	(2,072.7)	(68.9)%	(350.0)	20.3 %
Gross profit	984.4	36.4 %	936.8	31.1 %	(47.6)	(4.8)%
Selling, general and administrative expenses	(959.7)	(35.4)%	(906.8)	(30.1)%	52.9	(5.5)%
Impairment of goodwill	—	— %	(52.4)	(1.7)%	(52.4)	100.0 %
Gain on sale of land	—	— %	19.9	0.7 %	19.9	100.0 %
Income (loss) from operations	24.7	0.9 %	(2.5)	(0.1)%	(27.2)	NM
Other income (expense):						
Interest expense	(268.4)	(9.9)%	(205.1)	(6.8)%	63.3	(23.6)%
Gain (loss) on investments, net	0.7	0.0 %	(3.0)	(0.1)%	(3.7)	NM
Debt modification and extinguishment costs	(71.5)	(2.6)%	(37.5)	(1.2)%	34.0	(47.6)%
Other income (expense), net	2.5	0.1 %	(1.0)	(0.0)%	(3.5)	NM
Total other income (expense)	(336.7)	(12.4)%	(246.6)	(8.2)%	90.1	(26.8)%
Loss before income taxes	(312.0)	(11.5)%	(249.1)	(8.3)%	62.9	(20.2)%
Benefit for income taxes	66.2	2.4 %	30.8	1.0 %	(35.4)	(53.5)%
Net loss	$ (245.8)	(9.1)%	$ (218.3)	(7.3)%	$ 27.5	(11.2)%

NM = not meaningful.

Revenue

Revenue increased $302 million, or 11.2%, to $3,010 million in 2021 from $2,707 million in 2020. Revenue was positively impacted by new customer acquisition and growing customer spend in our Multicloud Services and Apps & Cross Platform segments, as discussed below.

After removing the impact from foreign currency fluctuations, on a constant currency basis, revenue increased 10.1% year-over-year. The following table presents revenue growth by segment:

| | Year Ended December 31, | | % Change | |
(In millions, except %)	2020	2021	Actual	Constant Currency [1]
Multicloud Services	$ 2,141.5	$ 2,449.1	14.4 %	13.2 %
Apps & Cross Platform	336.6	377.6	12.2 %	11.6 %
Core Revenue	2,478.1	2,826.7	14.1 %	13.0 %
OpenStack Public Cloud	229.0	182.8	(20.2)%	(21.3)%
Total	$ 2,707.1	$ 3,009.5	11.2 %	10.1 %

(1)   Refer to "*Non-GAAP Financial Measures*" in this section for further explanation and reconciliation.

Multicloud Services revenue in 2021 increased 14% on an actual basis, and 13% on a constant currency basis, from 2020. Underlying growth was primarily driven by both the acquisition of new customers and increased spend by existing customers, partially offset by cancellations by existing customers. Growth offerings such as managed public cloud services and Rackspace Services for VMware Cloud represented approximately 75% of the Multicloud Services segment in 2021, and revenue from these growth offerings increased 30% in 2021 compared to 2020. This growth was partially offset by a decrease in revenue from mature offerings such as managed hosting and colocation services.

Apps & Cross Platform revenue in 2021 increased 12%, on an actual and constant currency basis, from 2020, due to growth in our offerings for managed security and management of productivity and collaboration applications, partially offset by a decrease in professional services revenue.

OpenStack Public Cloud revenue in 2021 decreased 20% on an actual basis, and 21% on a constant currency basis, from 2020 due to customer churn.

Cost of Revenue

Cost of revenue increased $350 million, or 20%, to $2,073 million in 2021 from $1,723 million in 2020, primarily due to an increase in usage charges for third-party infrastructure associated with growth in these offerings and the impact of an increased volume of larger, multi-year customer contracts which typically have a larger infrastructure component and lower margins. The increase in third-party infrastructure was partially offset by a decline in personnel costs primarily due to cost savings as a result of shifting roles to lower-cost locations as part of our continued focus on business optimization initiatives, including the July 2021 Restructuring Plan. Depreciation expense also decreased between periods primarily related to certain property, equipment and software reaching the end of its useful life for depreciation purposes as we shift towards faster-growing, value-added service offerings which have significantly lower capital requirements than our legacy capital-intensive revenue streams. Additionally, in March 2021, we completed an assessment of the useful lives of certain customer gear equipment, which resulted in a revision of certain useful lives within our policy ranges, further contributing to the reduction in depreciation expense. We also had year-over-year expense reductions in data center and license expenses as a result of initiatives to lower our cost structure, which included the consolidation of data center facilities and optimizing our vendor license spending.

As a percentage of revenue, cost of revenue increased 530 basis points in 2021 to 68.9% from 63.6% in 2020, primarily driven by a 1,270 basis point increase in usage charges for third-party infrastructure, partially offset by a decrease related to personnel costs, depreciation, data center, and license expense.

Gross Profit and Non-GAAP Gross Profit

Our consolidated gross profit was $937 million in 2021, a decrease of $48 million from $984 million in 2020. Our Non-GAAP Gross Profit was $996 million in 2021, a decrease of $30 million from $1,026 million in 2020. Non-GAAP Gross Profit is a non-GAAP financial measure. See "*Non-GAAP Financial Measures*" below for more information. Our consolidated gross margin was 31.1% in 2021, a decrease of 530 basis points from 36.4% in 2020.

The table below presents a reconciliation of total consolidated gross profit to Non-GAAP Gross Profit, which represents the total of our individual segment gross profit measures.

(In millions)	Year Ended December 31,			
	2020		2021	
Total consolidated gross profit	$	984.4	$	936.8
Share-based compensation expense		14.5		16.7
Other compensation expense [1]		5.9		2.7
Purchase accounting impact on expense [2]		5.9		4.7
Restructuring and transformation expenses [3]		15.3		35.5
Non-GAAP Gross Profit	$	1,026.0	$	996.4

(1) Adjustments for retention bonuses, mainly in connection with restructuring and transformation projects, and the related payroll tax, and payroll taxes associated with the exercise of stock options and vesting of restricted stock.

(2) Adjustment for the impact of purchase accounting from the Rackspace Acquisition on expenses.

(3) Adjustment for the impact of business transformation and optimization activities, as well as associated severance, facility closure costs and lease termination expenses. This amount also includes certain costs associated with the July 2021 Restructuring Plan which are not accounted for as exit and disposal costs under ASC 420, including one-time offshore build out costs.

Our segment gross profit and gross margin for the periods indicated, and the change in gross profit between periods is shown in the table below:

(In millions, except %)	Year Ended December 31,				Year-Over-Year Comparison	
	2020		2021			
Segment gross profit:	Amount	% of Segment Revenue	Amount	% of Segment Revenue	Amount	% Change
Multicloud Services	$ 810.2	37.8 %	$ 793.4	32.4 %	$ (16.8)	(2.1)%
Apps & Cross Platform	115.5	34.3 %	135.9	36.0 %	20.4	17.7 %
OpenStack Public Cloud	100.3	43.8 %	67.1	36.7 %	(33.2)	(33.1)%
Non-GAAP Gross Profit	$ 1,026.0		$ 996.4		$ (29.6)	(2.9)%

Multicloud Services gross profit decreased by 2% in 2021 from 2020. Segment gross profit as a percentage of segment revenue decreased by 540 basis points, reflecting a 24% increase in segment cost of revenue and a 14% increase in segment revenue. The increase in costs was mainly driven by higher third-party infrastructure costs due to the increase in revenue in our growth offerings resulting in a larger proportion of these services within this segment, partially offset by lower personnel, depreciation, data center and license expense.

Apps & Cross Platform gross profit increased 18% in 2021 from 2020. Segment gross profit as a percentage of segment revenue increased by 170 basis points, reflecting a 9% increase in segment cost of revenue and a 12% increase in segment revenue. The increase in cost of revenue was primarily driven by the segment's higher business volume as well as higher third-party infrastructure costs.

OpenStack Public Cloud gross profit decreased 33% in 2021 from 2020 due to customer churn. Segment gross profit as a percentage of segment revenue decreased by 710 basis points, reflecting a 20% decrease in segment revenue, partially offset by a 10% decrease in segment cost of revenue.

The aggregate amount of costs reflected in consolidated gross profit but excluded from Non-GAAP Gross Profit was $59.6 million in 2021, an increase of $18.0 million from $41.6 million in 2020, reflecting higher restructuring and transformation expenses and share-based compensation, partially offset by lower purchase accounting adjustments and other compensation expense.

For more information about our segment gross profit, see Item 8 of Part II, Financial Statements and Supplementary Data - Note 17, "Segment Reporting."

Selling, General and Administrative Expenses

SG&A expenses decreased $53 million, or 6%, to $907 million in 2021 from $960 million in 2020. The reduction was driven by costs incurred in the prior year related to Onica Holdings LLC integration, IPO related expenses, and management consulting fees as the agreements were terminated in connection with the IPO. This reduction was partially offset by costs incurred in 2021 related to the July 2021 Restructuring Plan including $25 million of restructuring charges accounted for as exit and disposal costs under ASC 420. Other cost increases between periods include costs related to other business transformation initiatives and incremental costs to operate as a public company. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 10, "July 2021 Restructuring Plan" for additional information regarding the current period restructuring charges.

As a percentage of revenue, SG&A expenses decreased 530 basis points, to 30.1% in 2021 from 35.4% in 2020, for the reasons discussed above.

Impairment of Goodwill

As a result of our annual goodwill impairment test performed during the fourth quarter of 2021, we determined that the carrying amount of our OpenStack Public Cloud reporting unit exceeded its fair value and fully impaired its goodwill by recording a goodwill impairment charge of $52 million. The impairment was driven by deteriorating forecasted margins and cash flows within the reporting unit primarily due to operating costs declining at a slower rate than previously anticipated even after factoring in the long term impacts of the July 2021 Restructuring Plan. There was no such impairment in 2020. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 5, "Goodwill and Intangible Assets" for further discussion.

Gain on Sale of Land

In January 2021, we recorded a $20 million gain related to the sale of a parcel of undeveloped land in the United Kingdom adjacent to one of our existing data centers, as further discussed in Item 8 of Part II, Financial Statements and Supplementary Data - Note 4, "Property, Equipment and Software, net."

Interest Expense

Interest expense decreased $63 million to $205 million in 2021 from $268 million in 2020, primarily driven by a reduction in total debt outstanding and lower interest rates as a result of significant debt refinancing transactions between periods.

Debt Modification and Extinguishment Costs

In 2021, we recorded $37 million and $0.5 million of debt modification and extinguishment costs related to the February 2021 Refinancing Transaction and termination of the Receivables Financing Facility, respectively. In 2020, we recorded $72 million of debt modification and extinguishment costs related to the repayment of $1,120 million aggregate principal amount of 8.625% Senior Notes. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 6, "Debt" for further discussion.

Benefit for Income Taxes

Our income tax benefit decreased by $35 million to $31 million in 2021 from $66 million in 2020. Our effective tax rate decreased from 21.2% in 2020 to 12.4% in 2021. The decrease in the effective tax rate year-over-year is primarily due to the geographic distribution of profits, the tax impact associated with goodwill impairment and changes in income tax reserves. The difference between the effective rate for 2021 and the statutory rate is primarily due to the geographic distribution of profits, the tax impact associated with goodwill impairment and executive compensation that is nondeductible under IRC Section 162(m) as a result of the IPO.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate and further explanation of our benefit for income taxes, see Item 8 of Part II, Financial Statements and Supplementary Data - Note 13, "Taxes."

Non-GAAP Financial Measures

We track several non-GAAP financial measures to monitor and manage our underlying financial performance. The following discussion includes the presentation of constant currency revenue, Non-GAAP Gross Profit, Non-GAAP Net Income (Loss), Non-GAAP Operating Profit, Adjusted EBITDA and Non-GAAP EPS, which are non-GAAP financial measures that exclude the impact of certain costs, losses and gains that are required to be included in our profit and loss measures under GAAP. Although we believe these measures are useful to investors and analysts for the same reasons they are useful to management, as discussed below, these measures are not a substitute for, or superior to, U.S. GAAP financial measures or disclosures. Other companies may calculate similarly-titled non-GAAP measures differently, limiting their usefulness as comparative measures. We have reconciled each of these non-GAAP measures to the applicable most comparable GAAP measure throughout this MD&A.

Constant Currency Revenue

We use constant currency revenue as an additional metric for understanding and assessing our growth excluding the effect of foreign currency rate fluctuations on our international business operations. Constant currency information compares results between periods as if exchange rates had remained constant period over period and is calculated by translating the non-U.S. dollar income statement balances for the most current period to U.S. dollars using the average exchange rate from the comparative period rather than the actual exchange rates in effect during the respective period. We also believe this is an important metric to help investors evaluate our performance in comparison to prior periods.

The following tables present, by segment, actual and constant currency revenue and constant currency revenue growth rates, for and between the periods indicated:

(In millions, except %)	Year Ended December 31, 2021 Revenue	Year Ended December 31, 2022			% Change	
		Revenue	Foreign Currency Translation [(a)]	Revenue in Constant Currency	Actual	Constant Currency
Multicloud Services	$ 2,449.1	$ 2,574.9	$ 37.6	$ 2,612.5	5.1 %	6.7 %
Apps & Cross Platform	377.6	396.9	3.1	400.0	5.1 %	5.9 %
OpenStack Public Cloud	182.8	150.5	2.9	153.4	(17.7)%	(16.1)%
Total	$ 3,009.5	$ 3,122.3	$ 43.6	$ 3,165.9	3.7 %	5.2 %

(a)   The effect of foreign currency is calculated by translating current period results using the average exchange rate from the prior comparative period.

(In millions, except %)	Year Ended December 31, 2020 Revenue	Year Ended December 31, 2021			% Change	
		Revenue	Foreign Currency Translation [(a)]	Revenue in Constant Currency	Actual	Constant Currency
Multicloud Services	$ 2,141.5	$ 2,449.1	$ (23.9)	$ 2,425.2	14.4 %	13.2 %
Apps & Cross Platform	336.6	377.6	(2.1)	375.5	12.2 %	11.6 %
OpenStack Public Cloud	229.0	182.8	(2.6)	180.2	(20.2)%	(21.3)%
Total	$ 2,707.1	$ 3,009.5	$ (28.6)	$ 2,980.9	11.2 %	10.1 %

(a)   The effect of foreign currency is calculated by translating current period results using the average exchange rate from the prior comparative period.

Non-GAAP Gross Profit

We present Non-GAAP Gross Profit in this MD&A, which represents the total of our individual segment gross profit measures, because we believe the measure is useful in analyzing trends in our underlying, recurring gross margins. We define Non-GAAP Gross Profit as our consolidated gross profit, adjusted to exclude the impact of share-based compensation expense and other non-recurring or unusual compensation items, purchase accounting-related effects, certain business transformation-related costs, and costs related to the Hosted Exchange incident. For a reconciliation of total consolidated gross profit to Non-GAAP Gross Profit, see "*Gross Profit and Non-GAAP Gross Profit*" in the year-over-year comparisons under "Results of Operations" above.

Non-GAAP Net Income (Loss), Non-GAAP Operating Profit and Adjusted EBITDA

We present Non-GAAP Net Income (Loss), Non-GAAP Operating Profit and Adjusted EBITDA because they are a basis upon which management assesses our performance and we believe they are useful to evaluating our financial performance. We believe that excluding items from net income that may not be indicative of, or are unrelated to, our core operating results, and that may vary in frequency or magnitude, enhances the comparability of our results and provides a better baseline for analyzing trends in our business.

The Rackspace Acquisition was structured as a leveraged buyout of Rackspace Technology Global, our predecessor, and resulted in several accounting and capital structure impacts. For example, the revaluation of our assets and liabilities resulted in a significant increase in our amortizable intangible assets and goodwill, the incurrence of a significant amount of debt to partially finance the Rackspace Acquisition resulted in interest payments that reflect our high leverage and cost of debt capital, and the conversion of Rackspace Technology Global's unvested equity compensation into a cash-settled bonus plan and obligation to pay management fees to our equityholders resulted in new cash commitments. In addition, the change in ownership and management resulting from the Rackspace Acquisition led to a strategic realignment in our operations that had a significant impact on our financial results. Following the Rackspace Acquisition, we acquired several businesses, sold businesses and investments that we deemed to be non-core and launched multiple integration and business transformation initiatives intended to improve the efficiency of people and operations and identify recurring cost savings and new revenue growth opportunities. We believe that these transactions and activities resulted in costs, which have historically been substantial, and that may not be indicative of, or are not related to, our core operating results, including interest related to the incurrence of additional debt to finance acquisitions and third party legal, advisory and consulting fees and severance, retention bonus and other internal costs that we believe would not have been incurred in the absence of these transactions and activities and also may not be indicative of, or related to, our core operating results.

We define Non-GAAP Net Income (Loss) as net income (loss) adjusted to exclude the impact of non-cash charges for share-based compensation, special bonuses and other compensation expense, transaction-related costs and adjustments, restructuring and transformation charges, costs related to the Hosted Exchange incident, management fees, the amortization of acquired intangible assets, goodwill and asset impairment charges, and certain other non-operating, non-recurring or non-core gains and losses, as well as the tax effects of these non-GAAP adjustments.

We define Non-GAAP Operating Profit as income (loss) from operations adjusted to exclude the impact of non-cash charges for share-based compensation, special bonuses and other compensation expense, transaction-related costs and adjustments, restructuring and transformation charges, costs related to the Hosted Exchange incident, management fees, the amortization of acquired intangible assets, goodwill and asset impairment charges, and certain other non-operating, non-recurring or non-core gains and losses.

We define Adjusted EBITDA as net income (loss) adjusted to exclude the impact of non-cash charges for share-based compensation, special bonuses and other compensation expense, transaction-related costs and adjustments, restructuring and transformation charges, costs related to the Hosted Exchange incident, management fees, certain other non-operating, non-recurring or non-core gains and losses, interest expense, income taxes, depreciation and amortization, and goodwill and asset impairment charges.

Non-GAAP Operating Profit and Adjusted EBITDA are management's principal metrics for measuring our underlying financial performance. Non-GAAP Operating Profit and Adjusted EBITDA, along with other quantitative and qualitative information, are also the principal financial measures used by management and our board of directors in determining performance-based compensation for our management and key employees.

These non-GAAP measures are not intended to imply that we would have generated higher income or avoided net losses if the Rackspace Acquisition and the subsequent transactions and initiatives had not occurred. In the future we may incur expenses or charges such as those added back to calculate Non-GAAP Net Income (Loss), Non-GAAP Operating Profit or Adjusted EBITDA. Our presentation of Non-GAAP Net Income (Loss), Non-GAAP Operating Profit and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items. Other companies, including our peer companies, may calculate similarly-titled measures in a different manner from us, and therefore, our non-GAAP measures may not be comparable to similarly-tiled measures of other companies. Investors are cautioned against using these measures to the exclusion of our results in accordance with GAAP.

The following tables present a reconciliation of Non-GAAP Net Income, Non-GAAP Operating Profit and Adjusted EBITDA to the most directly comparable GAAP financial measures:

Net loss reconciliation to Non-GAAP Net Income

		Year Ended December 31,		
(In millions)		2020	2021	2022
Net loss	$	(245.8) $	(218.3) $	(804.8)
Share-based compensation expense		74.5	75.4	69.5
Special bonuses and other compensation expense [a]		37.5	11.8	10.0
Transaction-related adjustments, net [b]		46.7	25.7	11.0
Restructuring and transformation expenses [c]		104.8	161.5	99.0
Hosted Exchange incident expenses		—	—	5.9
Management fees [d]		8.4	—	—
Impairment of goodwill		—	52.4	534.5
Impairment of assets		—	—	146.1
Gain on sale of land		—	(19.9)	—
Net (gain) loss on divestiture and investments [e]		(0.7)	3.0	0.2
Debt modification and extinguishment costs [f]		71.5	37.5	—
Other (income) expense, net [g]		(2.5)	1.0	10.0
Amortization of intangible assets [h]		176.3	179.7	166.8
Tax effect of non-GAAP adjustments [i]		(119.4)	(103.3)	(133.3)
Non-GAAP Net Income	$	151.3 $	206.5 $	114.9

Income (loss) from operations reconciliation to Non-GAAP Operating Profit

		Year Ended December 31,		
(In millions)		2020	2021	2022
Income (loss) from operations	$	24.7 $	(2.5) $	(679.0)
Share-based compensation expense		74.5	75.4	69.5
Special bonuses and other compensation expense [a]		37.5	11.8	10.0
Transaction-related adjustments, net [b]		46.7	25.7	11.0
Restructuring and transformation expenses [c]		104.8	161.5	99.0
Hosted Exchange incident expenses		—	—	5.9
Management fees [d]		8.4	—	—
Impairment of goodwill		—	52.4	534.5
Impairment of assets		—	—	146.1
Gain on sale of land		—	(19.9)	—
Amortization of intangible assets [h]		176.3	179.7	166.8
Non-GAAP Operating Profit	$	472.9 $	484.1 $	363.8

Net loss reconciliation to Adjusted EBITDA

(In millions)	Year Ended December 31,		
	2020	**2021**	**2022**
Net loss	$ (245.8)	$ (218.3)	$ (804.8)
Share-based compensation expense	74.5	75.4	69.5
Special bonuses and other compensation expense [a]	37.5	11.8	10.0
Transaction-related adjustments, net [b]	46.7	25.7	11.0
Restructuring and transformation expenses [c]	104.8	161.5	99.0
Hosted Exchange incident expenses	—	—	5.9
Management fees [d]	8.4	—	—
Impairment of goodwill	—	52.4	534.5
Impairment of assets	—	—	146.1
Gain on sale of land	—	(19.9)	—
Net (gain) loss on divestiture and investments [e]	(0.7)	3.0	0.2
Debt modification and extinguishment costs [f]	71.5	37.5	—
Other (income) expense, net [g]	(2.5)	1.0	10.0
Interest expense	268.4	205.1	208.5
Benefit for income taxes	(66.2)	(30.8)	(92.9)
Depreciation and amortization [j]	466.2	421.4	387.5
Adjusted EBITDA	$ 762.8	$ 725.8	$ 584.5

(a)   Includes expense related to retention bonuses, mainly relating to restructuring and integration projects, and the related payroll tax, senior executive signing bonuses and relocation costs, and payroll taxes associated with the exercise of stock options and vesting of restricted stock. The year ended December 31, 2020 also includes $13 million for one-time cash bonuses related to successful completion of the IPO.

(b)   Includes legal, professional, accounting and other advisory fees related to acquisitions and the IPO, certain one-time costs related to being a first year public company, integration costs of acquired businesses, purchase accounting adjustments (including deferred revenue fair value discount), payroll costs for employees that dedicate significant time to supporting these projects and exploratory acquisition and divestiture costs and expenses related to financing activities.

(c)   Includes consulting and advisory fees related to business transformation and optimization activities, payroll costs for employees that dedicate significant time to these projects, as well as associated severance, facility closure costs and lease termination expenses. This amount also includes employee related costs and other costs related to the July 2021 Restructuring Plan of $25.4 million for the year ended December 31, 2021, which are accounted for as exit and disposal costs under ASC 420. In addition, it includes certain costs associated with the July 2021 Restructuring Plan which are not accounted for as exit and disposal costs under ASC 420, including one-time offshore build out costs.

(d)   Represents historical management fees pursuant to management consulting agreements. The management consulting agreements were terminated effective August 4, 2020, and therefore no management fees have accrued or will be payable for periods after August 4, 2020.

(e)   Includes gains and losses on investment and from dispositions.

(f)   Includes expenses related to repurchases of 8.625% Senior Notes, the February 2021 Refinancing Transaction and termination of the Receivables Financing Facility.

(g)   Reflects changes in the fair value of foreign currency derivatives and other foreign currency gains and losses.

(h)   All of our intangible assets are attributable to acquisitions, including the Rackspace Acquisition in 2016.

(i)   We utilize an estimated structural long-term non-GAAP tax rate in order to provide consistency across reporting periods, removing the effect of non-recurring tax adjustments, which include but are not limited to tax rate changes, U.S. tax reform, share-based compensation, audit conclusions and changes to valuation allowances. We used a structural non-GAAP tax rate of 26% for all periods which reflects the removal of the tax effect of non-GAAP pre-tax adjustments and non-recurring tax adjustments on a year-over-year basis. The non-GAAP tax rate could be subject to change for a variety of reasons, including the rapidly evolving global tax environment, significant changes in our geographic earnings mix including due to acquisition activity, or other changes to our strategy or business operations. We will re-evaluate our long-term non-GAAP tax rate as appropriate. We believe that making these adjustments facilitates a better evaluation of our current operating performance and comparisons to prior periods.

(j)   Excludes accelerated depreciation expense related to facility closures.

Non-GAAP Earnings Per Share

We define Non-GAAP EPS as Non-GAAP Net Income divided by our GAAP weighted average number of shares outstanding for the period on a diluted basis, after giving effect to the twelve-for-one stock split that was approved and effected by our board of directors on July 20, 2020, and further adjusted for the weighted average number of shares associated with securities which are anti-dilutive to GAAP EPS but dilutive to Non-GAAP EPS. Management uses Non-GAAP EPS to evaluate the performance of our business on a comparable basis from period to period, including by adjusting for the impact of the issuance of shares that would be dilutive to Non-GAAP EPS. The following table reconciles Non-GAAP EPS to our GAAP net loss per share on a diluted basis:

		Year Ended December 31,	
(In millions, except per share amounts)	2020	2021	2022
Net loss attributable to common stockholders	$ (245.8)	$ (218.3)	$ (804.8)
Non-GAAP Net Income	$ 151.3	$ 206.5	$ 114.9
Weighted average number of shares - Diluted	179.6	208.0	211.2
Effect of dilutive securities [a]	3.7	4.2	1.3
Non-GAAP weighted average number of shares - Diluted	183.3	212.2	212.5
Net loss per share - Diluted	$ (1.37)	$ (1.05)	$ (3.81)
Per share impacts of adjustments to net loss [b]	2.21	2.04	4.35
Per share impacts of shares dilutive after adjustments to net loss [a]	(0.01)	(0.02)	0.00
Non-GAAP EPS	$ 0.83	$ 0.97	$ 0.54

(a) Reflects impact of awards that would have been anti-dilutive to net loss per share, and therefore not included in the calculation, but would be dilutive to Non-GAAP EPS and are therefore included in the share count for purposes of this non-GAAP measure. Potential common share equivalents consist of shares issuable upon the exercise of stock options, vesting of restricted stock units (including performance-based restricted stock units) or purchases under the ESPP, as well as contingent shares associated with our acquisition of Datapipe. Certain of our potential common share equivalents are contingent on Apollo achieving pre-established performance targets based on a MOIC, which are included in the denominator for the entire period if such shares would be issuable as of the end of the reporting period assuming the end of the reporting period was the end of the contingency period.

(b) Reflects the aggregate adjustments made to reconcile Non-GAAP Net Income to our net loss, as noted in the above table, divided by the GAAP diluted number of shares outstanding for the relevant period.

Liquidity and Capital Resources

Overview

We primarily finance our operations and capital expenditures with internally-generated cash from operations and hardware leases, and if necessary, borrowings under our Revolving Credit Facility. As of December 31, 2022, the Revolving Credit Facility provided for up to $375 million of borrowings, none of which was drawn as of December 31, 2022. Our primary uses of cash are working capital requirements, debt service requirements and capital expenditures. Based on our current level of operations and available cash, we believe our sources will provide sufficient liquidity over at least the next twelve months. We cannot provide assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the Revolving Credit Facility or from other sources in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Our ability to do so depends on prevailing economic conditions and other factors, many of which are beyond our control. In addition, upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. We cannot assure that we will be able to refinance any of our indebtedness, including the Senior Facilities, the 5.375% Senior Notes and the 3.50% Senior Secured Notes, on commercially reasonable terms or at all. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital, and there can be no assurance that any such capital will be available to us on acceptable terms or at all.

From time to time, depending upon market and other conditions, as well as upon our cash balances and liquidity, we, our subsidiaries or our affiliates may acquire (and have acquired) our outstanding debt securities or our other indebtedness through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we, our subsidiaries or our affiliates may determine (or as may be provided for in the Indentures, if applicable), for cash or other consideration.

On August 7, 2020, we completed the IPO, in which we issued and sold 33,500,000 shares of our common stock at a public offering price of $21.00 per share. We received net proceeds of $667 million from sales of shares in the IPO, after deducting underwriters' discounts and commissions of $37 million, but before deducting offering expenses of $9 million. We used a portion of the net proceeds from the IPO to repurchase $601 million aggregate principal amount of the 8.625% Senior Notes for aggregate cash of $647 million, including related premiums, fees and expenses. The remaining amount of net proceeds were used for general corporate purposes.

On February 2, 2021, we issued 2,665,935 shares of common stock to DPH 123, LLC, an ABRY affiliate, for no additional consideration pursuant to the Agreement and Plan of Merger, dated as of September 6, 2017, (the "Datapipe Merger Agreement") in connection with our November 15, 2017 acquisition of Datapipe. We will be required to issue additional shares of our common stock to DPH 123, LLC based on the MOIC exceeding certain thresholds as defined in the Datapipe Merger Agreement. If the MOIC exceeds 3.0x, which is indicated by a volume weighted average trading price of our common stock over 30 consecutive trading days of more than $25.00, we will be required to issue an additional 2,665,935 shares.

On March 3, 2022, our board of directors authorized a program to repurchase up to $75 million of shares of our common stock from time to time through open-market transactions, privately negotiated transactions, accelerated share repurchases and other transactions in accordance with applicable security laws. During the year ended December 31, 2022, we repurchased $31 million, or 3.1 million shares, of our common stock on the open market under this program. As of December 31, 2022, approximately $44 million of the amount authorized by the board under the current program remained available for additional purchases.

At December 31, 2022, we held $228 million in cash and cash equivalents (not including $3 million in restricted cash, which is included in "Other non-current assets"), of which $147 million was held by foreign entities.

We have entered into installment payment arrangements with certain equipment and software vendors, along with sale-leaseback arrangements for equipment and certain property leases that are considered financing obligations. We had $64 million outstanding with respect to these arrangements as of December 31, 2022. We may choose to utilize these various sources of funding in future periods. Refer to Item 8 of Part II, Financial Statements and Supplementary Data - Note 8, "Financing Obligations" for more information regarding financing obligations.

We also lease certain equipment and real estate under operating and finance lease agreements. We had $517 million outstanding with respect to operating and finance lease agreements as of December 31, 2022. We may choose to utilize such leasing arrangements in future periods. Refer to Item 8 of Part II, Financial Statements and Supplementary Data - Note 7, "Leases" for more information regarding our operating and finance leases.

As of December 31, 2022, we had $3,360 million aggregate principal amount outstanding under our Term Loan Facility, 5.375% Senior Notes, and 3.50% Senior Secured Notes, with $375 million of borrowing capacity available under the Revolving Credit Facility. Our liquidity requirements are significant, primarily due to debt service requirements.

Debt

Senior Facilities

On February 9, 2021, we amended and restated the First Lien Credit Agreement, which included a new seven-year $2,300 million senior secured first lien term loan facility (the Term Loan Facility) and our existing Revolving Credit Facility, which we refer to together as the Senior Facilities. We used the borrowings under the Term Loan Facility, together with the proceeds from the issuance of the 3.50% Senior Secured Notes described below, to repay all borrowings under the Prior Term Loan Facility, to pay related fees and expenses and for general corporate purposes. The Term Loan Facility will mature on February 15, 2028 and the Revolving Credit Facility will mature on August 7, 2025. We may request one or more incremental term loan facilities, one or more incremental revolving credit facilities and/or increase the commitments under the Revolving Credit Facility in an amount equal to the greater of $860 million and 1.0x Pro Forma Adjusted EBITDA (as defined in the amended First Lien Credit Agreement), plus additional amounts, subject to compliance with applicable leverage ratios and certain terms and conditions.

Borrowings under the Senior Facilities bear interest at an annual rate equal to an applicable margin plus, at our option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a 0.75% floor, in the case of the Term Loan Facility and a 1.00% floor, in the case of the Revolving Credit Facility, or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of Citi and (iii) the one-month adjusted LIBOR plus 1.00%. The applicable margin for the Term Loan Facility is 2.75% for LIBOR loans and 1.75% for base rate loans and the applicable margin for the Revolving Credit Facility is 3.00% for LIBOR loans and 2.00% for base rate loans. Interest is due at the end of each interest period elected, not exceeding 90 days, for LIBOR loans and at the end of every calendar quarter for base rate loans.

The Revolving Credit Facility also includes a commitment fee equal to 0.50% per annum in respect of the unused commitments that is due quarterly. This fee is subject to one step-down based on the net first lien leverage ratio.

As of December 31, 2022, the interest rate on the Term Loan Facility was 7.38% and the outstanding principal balance was $2,260 million. We are required to make quarterly principal payments in the amount equal to 0.25% of the original principal amount of the Term Loan Facility, or $5.8 million, which began on June 30, 2021, with the balance due at maturity on February 15, 2028.

We have entered into interest rate swap agreements to manage the interest rate risk associated with interest payments on the Term Loan Facility that result from fluctuations in the LIBOR rate. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 14, "Derivatives" for more information on the interest rate swap agreements.

In addition to the quarterly amortization payments discussed above, our Senior Facilities require us to make certain mandatory prepayments, including using (i) a portion of annual excess cash flow, as defined in the First Lien Credit Agreement, to prepay the Term Loan Facility, (ii) net cash proceeds of certain non-ordinary assets sales or dispositions of property to prepay the Term Loan Facility and (iii) net cash proceeds of any issuance or incurrence of debt not permitted under the Senior Facilities to prepay the Term Loan Facility. We can make voluntary prepayments at any time without penalty, except in connection with a repricing event, as defined in the First Lien Credit Agreement.

Rackspace Technology Global, our wholly-owned subsidiary, is the borrower under the Senior Facilities, and all obligations under the Senior Facilities are (i) guaranteed by Inception Parent, Rackspace Technology Global's immediate parent company, on a limited recourse basis and secured by the equity interests of Rackspace Technology Global held by Inception Parent and (ii) guaranteed by Rackspace Technology Global's wholly-owned domestic restricted subsidiaries and secured by substantially all material owned assets of Rackspace Technology Global and the subsidiary guarantors, including the equity interests held by each, in each case subject to certain exceptions.

During 2022, there were no borrowings under the Revolving Credit Facility and we had no outstanding borrowings under the Revolving Credit Facility or letters of credit issued thereunder as of December 31, 2022.

3.50% Senior Secured Notes

On February 9, 2021, Rackspace Technology Global issued $550 million aggregate principal amount of 3.50% Senior Secured Notes. The 3.50% Senior Secured Notes will mature on February 15, 2028 and bear interest at an annual fixed rate of 3.50%. Interest is payable semiannually on each February 15 and August 15, commencing on August 15, 2021. The 3.50% Senior Secured Notes are not subject to registration rights. As noted above, we used the net proceeds from the issuance of the 3.50% Senior Secured Notes, together with borrowings under the Term Loan Facility described above, to repay all borrowings outstanding under the Prior Term Loan Facility, to pay related fees and expenses and for general corporate purposes.

Rackspace Technology Global is the issuer of the 3.50% Senior Secured Notes, and obligations under the 3.50% Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by all of Rackspace Technology Global's wholly-owned domestic restricted subsidiaries (as subsidiary guarantors) that guarantee the Senior Facilities. The 3.50% Senior Secured Notes and the related guarantees are secured by first-priority security interests in substantially all material owned assets of Rackspace Technology Global and the subsidiary guarantors, including the equity interest held by each, subject to certain exceptions, which assets also secure the Senior Facilities. The 3.50% Notes Indenture describes certain terms and conditions under which other current and future domestic subsidiaries are required to become guarantors of the 3.50% Senior Secured Notes.

Rackspace Technology Global may redeem the 3.50% Senior Secured Notes at its option, in whole at any time or in part from time to time, at the following redemption prices: prior to February 15, 2024, at a redemption price equal to 100.000% of the principal amount, plus the applicable premium described in the 3.50% Notes Indenture and accrued and unpaid interest, if any, to but excluding the redemption date; from February 15, 2024 to February 14, 2025, at a redemption price equal to 101.750% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; from February 15, 2025 to February 14, 2026, at a redemption price equal to 100.875% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; and from February 15, 2026 and thereafter, at a redemption price equal to 100.000% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date. Rackspace Technology Global may also redeem prior to February 15, 2024 up to 40.0% of the aggregate principal amount of the 3.50% Senior Secured Notes with funds in an aggregate amount not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 103.500% of the principal amount of the 3.50% Senior Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Notwithstanding the foregoing, Rackspace Technology Global may redeem during each twelve-month period, commencing with February 9, 2021, up to 10.0% of the original aggregate principal amount of the 3.50% Senior Secured Notes at a redemption price of 103.000%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

As of December 31, 2022, $550 million aggregate principal amount of the 3.50% Senior Secured Notes remained outstanding.

5.375% Senior Notes

Rackspace Technology Global issued $550 million aggregate principal amount of the 5.375% Senior Notes on December 1, 2020. The 5.375% Senior Notes will mature on December 1, 2028 and bear interest at a fixed rate of 5.375% per year, payable semi-annually on each June 1 and December 1, commencing on June 1, 2021 through maturity. The proceeds of the 5.375% Senior Notes were used to fund the repurchase or redemption of all of our outstanding 8.625% Senior Notes and to pay related fees and expenses. The 5.375% Senior Notes are not subject to registration rights.

Rackspace Technology Global is the issuer of the 5.375% Senior Notes, and obligations under the 5.375% Senior Notes are guaranteed on a senior unsecured basis by all of Rackspace Technology Global's wholly-owned domestic restricted subsidiaries (as subsidiary guarantors) that guarantee the Senior Facilities. The 5.375% Senior Notes are effectively junior to the indebtedness under the Senior Facilities and the 3.50% Senior Secured Notes, to the extent of the collateral securing the Senior Facilities and the 3.50% Senior Secured Notes. The 5.375% Notes Indenture describes certain terms and conditions under which other current and future domestic subsidiaries are required to become guarantors of the 5.375% Senior Notes.

Rackspace Technology Global may redeem the 5.375% Senior Notes at its option, in whole at any time or in part from time to time, at the following redemption prices: prior to December 1, 2023, at a redemption price equal to 100.000% of the principal amount, plus the applicable premium described in the 5.375% Notes Indenture and accrued and unpaid interest, if any, to but excluding the redemption date; from December 1, 2023 to November 30, 2024, at a redemption price equal to 102.688% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; from December 1, 2024 to November 30, 2025, at a redemption price equal to 101.344% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; and from December 1, 2025 and thereafter, at a redemption price equal to 100.000% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date. Rackspace Technology Global may also redeem prior to December 1, 2023 up to 40% of the aggregate principal amount of the 5.375% Senior Notes with funds in an aggregate amount not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 105.375% of the principal amount of the 5.375% Senior Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

As of December 31, 2022, $550 million aggregate principal amount of the 5.375% Senior Notes remained outstanding.

Debt covenants

Our Term Loan Facility is not subject to a financial maintenance covenant. The Revolving Credit Facility included a financial maintenance covenant that limits the borrower's net first lien leverage ratio to a maximum of 5.00 to 1.00. The net first lien leverage ratio is calculated as the ratio of (x) the total amount of the borrower's first lien debt for borrowed money (which is currently identical to the total amount outstanding under the Senior Facilities), less the borrower's unrestricted cash and cash equivalents, to (y) consolidated EBITDA (as defined under the First Lien Credit Agreement governing the Senior Facilities). However, this financial maintenance covenant will only be applicable and tested if the aggregate amount of outstanding borrowings under the Revolving Credit Facility and letters of credit issued thereunder (excluding $25 million of undrawn letters of credit and cash collateralized letters of credit) as of the last day of a fiscal quarter is equal to or greater than 35% of the Revolving Credit Facility commitments as of the last day of such fiscal quarter. Additional covenants in the Senior Facilities limit our subsidiaries' ability to, among other things, incur certain additional debt and liens, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates.

The Indentures contains covenants that, among other things, limit our subsidiaries' ability to incur certain additional debt, incur certain liens securing debt, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates. These covenants are subject to a number of exceptions, limitations, and qualifications as set forth in the Indentures. Additionally, upon the occurrence of a change of control (as defined in the Indentures), we will be required to make an offer to repurchase all of the outstanding 5.375% Senior Notes and 3.50% Senior Secured Notes at a price in cash equal to 101.000% of the aggregate principal amount, plus accrued and unpaid interest, if any, to, but not including the purchase date.

Our "consolidated EBITDA," as defined under our debt instruments, is calculated in the same manner as our Adjusted EBITDA, presented elsewhere in this report, except that our debt instruments allow us to adjust for additional items, including certain start-up costs, and to give pro forma effect to acquisitions, including resulting synergies, and internal cost savings initiatives. In addition, under the Indentures, the calculation of consolidated EBITDA does not take into account substantially any changes in GAAP subsequent to the date of issuance, whereas under the Senior Facilities, the calculation of consolidated EBITDA takes into account the impact of certain changes in GAAP subsequent to the original closing date other than with respect to capital leases.

As of December 31, 2022, we were in compliance with all covenants under the Senior Facilities and the Indentures.

Capital Expenditures

The following table sets forth a summary of our capital expenditures for the periods indicated:

(In millions)		Year Ended December 31,				
		2020		**2021**		**2022**
Customer gear [1]	$	127.2	$	116.1	$	83.7
Data center build outs [2]		15.3		12.5		4.2
Office build outs [3]		2.7		2.0		0.1
Capitalized software and other projects [4]		79.4		72.3		53.8
Total capital expenditures	$	224.6	$	202.9	$	141.8

(1)   Includes servers, firewalls, load balancers, cabinets, backup libraries, storage arrays and drives and certain software that is essential to the functionality of customer gear, which we provide.
(2)   Includes generators, uninterruptible power supplies, power distribution units, mechanical and electrical plants, chillers, raised floor, network cabling, other infrastructure gear and other data center building improvements.
(3)   Includes building improvements, raised floor, furniture and equipment.
(4)   Includes salaries and payroll-related costs of employees and consultants who devote time to the development of certain internal-use software projects, purchased software licenses and other projects that meet the criteria for capitalization.

The reduction in capital expenditures from 2020 to 2021 and again from 2021 to 2022 is due to the continued mix shift of our revenues from high capital intensity service offerings to low capital intensity service offerings. Additionally, the shift of internal software development work to lower cost geographies has also contributed to the decrease in capital expenditures between periods.

Cash Flows

The following table sets forth a summary of certain cash flow information for the periods indicated:

(In millions)		Year Ended December 31,				
		2020		**2021**		**2022**
Cash provided by operating activities	$	116.7	$	370.8	$	246.7
Cash used in investing activities	$	(128.4)	$	(69.0)	$	(97.9)
Cash provided by (used in) financing activities	$	29.9	$	(132.2)	$	(187.0)

Cash Provided by Operating Activities

Net cash provided by operating activities results primarily from cash received from customers, offset by cash payments made for employee and consultant compensation (less amounts capitalized related to internal-use software that are reflected as cash used in investing activities), data center costs, license costs, third-party infrastructure costs, marketing programs, interest, taxes, and other general corporate expenditures.

Net cash provided by operating activities for 2022 decreased $124 million, or 33%, from 2021. This decrease was primarily driven by an increase in operating expense payments of $317 million, largely for third-party infrastructure costs, partially offset by an increase in cash collections of $115 million and a decrease in employee-related payments of $56 million mainly due to a shift in headcount to our offshore service centers.

Net cash provided by operating activities for 2021 increased $254 million, or 218%, from 2020. This increase was primarily driven by a $413 million increase in cash collections, primarily reflecting higher revenue levels and an increased focus on collection efforts with multiple large customers, and to a lesser extent, receiving prepayments. In addition, there was an $88 million decrease in debt interest payments due to lower interest rates on our long-term debt following various debt repurchase and refinancing transactions during the second half of 2020 and early 2021, and a $66 million decrease in employee-related payments due to a shift in headcount to our offshore service centers. These operating cash flow increases were partially offset by a $298 million increase in operating expense payments, largely for third-party infrastructure costs.

Cash Used in Investing Activities

Net cash used in investing activities primarily consists of capital expenditures to meet the demands of our customer base and our strategic initiatives. The largest outlays of cash are for purchases of customer gear, data center and office build-outs, and capitalized payroll costs related to internal-use software development.

Net cash used in investing activities for 2022 increased $29 million, or 42%, from 2021. This was mainly due to the receipt of net proceeds of $31 million in the prior year from the January 2021 sale of a parcel of undeveloped land in the United Kingdom adjacent to one of our existing data centers. During 2022, we made an $8 million cash payment in connection with the acquisition of Just Analytics and a $15 million payment for the purchase of a convertible promissory note that matures in 2027. These outflows in the current year period were offset by a $28 million reduction in cash purchases of property, equipment, and software year-over-year.

Net cash used in investing activities for 2021 decreased $59 million, or 46%, from 2020. This decrease was mainly due to net proceeds of $31 million from the January 2021 sale of a parcel of undeveloped land in the United Kingdom adjacent to one of our existing data centers. There was also a $10 million decrease in acquisitions, and an $8 million decrease in purchases of property, equipment, and software.

Cash Provided by or Used in Financing Activities

Financing activities generally include cash activity related to debt and other long-term financing arrangements (for example, finance lease obligations and financing obligations), including proceeds from and repayments of borrowings, and cash activity related to the issuance and repurchase of equity.

Net cash used in financing activities for 2022 increased $55 million, or 41% from 2021. The change was primarily driven by a $57 million reduction in proceeds from employee stock plans year-over-year. The remaining variance includes $31 million in common stock share repurchases as part of the program authorized in March 2022, a $17 million increase in finance lease principal payments, and a $4 million increase in payments on the financing component of our interest rate swap during 2022. These drivers were partially offset by a $51 million reduction in net payments related to long-term debt activity between periods, including debt issuance costs. The prior year included the February 2021 Refinancing Transaction and a $65 million repayment on the now terminated Receivables Financing Facility, while the current period only includes quarterly principal payments on our Term Loan Facility. In addition, there was a $7 million decrease in principal payments for financing obligations between periods.

Net cash used in financing activities was $132 million for 2021 compared to net cash provided by financing activities of $30 million for 2020. The change was primarily driven by net proceeds of $658 million from the IPO, including $9 million in offering fees paid, for 2020, partially offset by a $526 million decrease in net debt activity. Net payments for long-term debt activity were $599 million during 2020, which included $1,177 million of 8.625% Senior Notes repurchases, $29 million of repayments on our Prior Term Loan Facility, and $9 million in debt issuance costs paid, offset by proceeds from the issuance of our 5.375% Senior Notes, and borrowings of $65 million under the Receivables Financing Facility. Net payments for long-term debt activity were $74 million during 2021, reflecting the refinancing of our Prior Term Loan Facility, a $65 million repayment related to the termination of our Receivables Financing Facility, and $35 million in debt issuance costs paid. In addition, there was a $30 million increase in proceeds from employee stock plans, a $27 million increase in payments for finance leases and the first three payments for the financing component of our interest rate swaps totaling $13 million during 2021, offset by proceeds from financing obligations of $21 million during 2020.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. These entities are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

We have entered into various indemnification arrangements with third parties, including vendors, customers, landlords, our officers and directors, stockholders of acquired companies and third parties to whom and from whom we license technology. Generally, these indemnification agreements require us to reimburse losses suffered by third parties due to various events, such as lawsuits arising from patent or copyright infringement or our negligence. Certain of these agreements require us to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions by us, our employees, agents or representatives. These indemnification obligations are considered off-balance sheet arrangements. To date, we have not incurred material costs as a result of such obligations and have not accrued any material liabilities related to such indemnification obligations in our consolidated financial statements. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 9, "Commitments and Contingencies" for more information related to these indemnification arrangements.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We consider accounting estimates that require significant management judgment to be critical accounting estimates. We review our estimates and judgments on an ongoing basis, including those related to business combinations, revenue recognition, allowance for credit losses, property, equipment and software and definite-lived intangible assets, goodwill and indefinite-lived intangible assets, contingencies, share-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to determine the carrying values of assets and liabilities. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

Business Combinations

Mergers and acquisitions are accounted for using the acquisition method, in accordance with accounting guidance for business combinations. Under the acquisition method, we allocate the fair value of purchase consideration to the tangible and intangible assets acquired ("identifiable assets") and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of identifiable assets acquired and liabilities assumed, including contingent consideration when applicable, management makes significant estimates and assumptions.

Critical estimates in valuing certain intangible assets include but are not limited to discount rates and future expected cash flows from customer relationships and developed technology. The fair value of equity and contingent consideration includes estimates and judgments related to the discount rates and future discounted cash flows based on management's internal forecasts, timing of achievement of milestones and probability-weighted scenarios. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, may differ from estimates.

Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the identifiable assets acquired and liabilities assumed.

Revenue Recognition

We provide cloud computing to customers, which is broadly defined as the delivery of computing, storage and applications over the Internet. Cloud computing is a service transaction under which the services we provide vary on a daily basis. The totality of services provided represent a single integrated solution tailored to the customer's specific needs. As such, our performance obligations to our customers consist of a single integrated solution delivered as a series of distinct daily services. We recognize revenue on a daily basis as services are provided in an amount that reflects the consideration to which we expect to be entitled in exchange for the services.

Our usage-based arrangements generally include variable consideration components consisting of monthly utility fees with a defined price and undefined quantity. Additionally, our contracts contain service level guarantees that provide discounts when we fail to meet specific obligations and certain products may include volume discounts based on usage. As these variable consideration components consist of a single distinct daily service provided on a single performance obligation, we account for this consideration as services are provided and earned.

A substantial amount of revenue relates to fees associated with our private cloud services within the Multicloud Services offerings that generally have a fixed term, typically from 12 to 36 months, with a monthly recurring fee based on the computing resources utilized and provided to the customer, the complexity of the underlying infrastructure and the level of support we provide. Contracts for our service offerings falling within our Apps & Cross Platform and OpenStack Public Cloud segments and public cloud service offerings within our Multicloud Services segment typically operate on a consumption model and can be canceled at any time without penalty.

We also provide customers with professional services for the design and implementation of application, security and data services. Professional service contracts are either fixed-fee or time-and-materials based. We typically consider our professional services to be a separate performance obligation from other integrated solutions being provided to the same customer. Our performance obligations under these arrangements are typically to provide the services on a daily basis over a period of time and we recognize revenue as the services are performed.

We offer customers the flexibility to select the best combination of resources in order to meet the requirements of their unique applications and provide the technology to seamlessly operate and manage multiple cloud computing environments. Judgment is required in assessing whether a service is distinct, including determination of whether the customer could benefit from the service on its own or in conjunction with other readily available resources and whether certain services are highly integrated into a bundle of services that represent the combined output specified by the customer. Arrangements can contain multiple performance obligations that are distinct, which are accounted for separately. Each performance obligation is recognized as services are provided based on their SSP. Judgment is required to determine the SSP for each of our distinct performance obligations. We utilize a range of prices when developing our estimates of SSP. We determine the range of prices for estimating SSP for all our performance obligations using observable inputs, such as standalone sales and historical contract pricing. Our estimates of SSP are updated quarterly.

In addition, our customer agreements provide that we will achieve certain service levels related primarily to network uptime, critical infrastructure availability and hardware replacement. We may be obligated to provide service credits for a portion of the service fees paid by our customers to the extent that such service levels are not achieved or are otherwise disputed. Credit memos are recognized in the period of service to which they relate.

Revenue recognition for revenue generated from arrangements in which we resell third-party infrastructure bundled with our managed services, requires judgment to determine whether revenue can be recorded at the gross sales price or net of third-party fees. Typically, revenue is recognized on a gross basis when it is determined that we are the principal in the relationship. We are considered the principal in the relationship when we are primarily responsible for fulfilling the contract and obtain control of the third-party infrastructure before transferring it as an integral part of our performance obligation to provide services to the customer. Revenue is recognized net of third-party fees when we determine that our obligation is only to facilitate the customers' purchase of third-party infrastructure.

Valuation of Accounts Receivable and Allowance for Credit Losses

We record an allowance for credit losses on trade accounts receivable for estimated losses resulting from uncollectible receivables. When evaluating the adequacy of the allowance, we consider historical bad debt write-offs and all known facts and circumstances such as current economic conditions and trends, customer creditworthiness and specifically identified customer risks. If actual collections of customer receivables differ from our estimates, additional allowances may be required which could have an impact on our results of operations.

Property, Equipment and Software and Definite-Lived Intangible Assets

In providing services to our customers, we utilize significant amounts of property, equipment and software, which we depreciate on a straight-line basis over their estimated useful lives. Definite-lived intangible assets are primarily comprised of customer relationships and are stated at their acquisition-date fair value less accumulated amortization. These intangible assets are amortized on a straight-line basis over their estimated useful lives. Property and equipment under operating and finance leases are included within "Operating right-of-use assets" and "Property, equipment and software, net," respectively, in our Consolidated Balance Sheets. Operating right-of-use assets are amortized on a straight-line basis over the lease term whereas finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. We routinely review the estimated useful lives of our property, equipment and software and definite-lived intangible assets ("long-lived assets"). A change in the useful life of a long-lived asset is treated as a change in accounting estimate in the period of change and future periods.

Long-lived assets, including operating right-of-use assets and finance lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets is measured at the asset group level and if the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds its fair value.

As of September 1, 2022, due to the factors discussed below, we performed an interim impairment review of the recoverability of our long-lived assets by asset group. Based on the results of the recoverability test, we determined that, as of September 1, 2022, the carrying amount of the OpenStack Public Cloud asset group's long-lived assets exceeded the sum of the undiscounted cash flows. Fair values of the OpenStack Public Cloud long-lived assets were determined using a combination of the income approach and the cost approach. The income approach utilized assumptions including management's best estimates of the expected future cash flows, risk-adjusted discount rate, and the estimated useful life of the asset group. The cost approach utilized assumptions for the current replacement costs of similar assets adjusted for estimated depreciation and deterioration of the existing equipment and economic obsolescence. Estimates of floor values for the property, equipment and software, net, were considered relative to potential economic support for the assets such that the concluded value did not fall below the estimated floor value of these assets. We concluded that the carrying value of the OpenStack Public Cloud long-lived assets, including customer relationship intangibles and property, equipment and software, net, were impaired and recorded non-cash impairment charges of $38 million during the third quarter of 2022, which is included in "Impairment of assets" in our Consolidated Statements of Comprehensive Loss.

The results of our impairment reviews of the recoverability of our long-lived assets as of October 1, 2022 and December 31, 2022 did not indicate any impairments.

We capitalize the salaries and related compensation costs of employees and consultants who devote time to the development of certain internal-use software projects. Judgment is required in determining whether an enhancement to previously developed software is significant and creates additional functionality to the software, thus resulting in capitalization. All other software development costs are expensed as incurred. Capitalized software development costs are amortized over the expected useful life of the software, which is generally three years; however, we evaluate the nature and utility of each project which can result in a useful life ranging between one and five years on certain projects.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Our indefinite-lived intangible assets consists of our Rackspace trade name, which was recorded at fair value on our balance sheet at the date of the Rackspace Acquisition.

Application of the goodwill and other indefinite-lived intangible asset impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. We test goodwill and our indefinite-lived intangible asset, the Rackspace trade name, for impairment on an annual basis as of October 1st or more frequently if events or circumstances indicate a potential impairment. These events or circumstances could include a significant change in the business climate, regulatory environment, established business plans, operating performance indicators or competition. Potential impairment indicators may also include, but are not limited to, (i) the results of our most recent annual or interim impairment testing, (ii) downward revisions to internal forecasts, and the magnitude thereof, if any, (iii) declines in our market capitalization below our book value, and the magnitude and duration of those declines, if any, and (iv) other macroeconomic factors, such as increases in interest rates that may affect the weighted average cost of capital, volatility in the equity and debt markets, or fluctuations in foreign currency exchange rates that may negatively impact our reported results of operations.

Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Assets and liabilities are assigned to each of our reporting units if they are employed by a reporting unit and are considered in the determination of the reporting unit fair value. Certain assets and liabilities are shared by multiple reporting units, and thus, are allocated to each reporting unit based on the relative size of a reporting unit, primarily based on revenue. We have two reporting units with goodwill: Multicloud Services and Apps & Cross Platform. Goodwill allocated to our third reporting unit, OpenStack Public Cloud, was fully impaired during the fourth quarter of 2021.

We estimate the fair values of our reporting units and the Rackspace trade name using the discounted cash flow method and relief-from-royalty method, respectively. These calculations require the use of significant estimates and assumptions, such as: (i) the royalty rate; (ii) the estimation of future revenue and projected margins, which are dependent on internal cash flow forecasts; (iii) estimation of the terminal growth rates and capital spending; and (iv) determination of discount rates. The discount rates used are based on our weighted average cost of capital and are adjusted for risks and uncertainties inherent in our business and in our estimation of future cash flows. As part of the goodwill impairment test, we also consider our market capitalization in assessing the reasonableness of the combined fair values estimated for our reporting units, including OpenStack Public Cloud. The estimates and assumptions used to calculate the fair value of our reporting units and the Rackspace trade name from year to year are based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could produce materially different results.

As of September 1, 2022, after considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting unit as of September 1, 2022.

For the interim quantitative goodwill impairment analysis performed as of September 1, 2022, we utilized the income approach to determine the fair value of our reporting units. The income approach utilizes a discounted cash flow method which is based on the present value of projected cash flows. The discounted cash flow models reflect our assumptions regarding revenue growth rates, projected gross profit margins, risk-adjusted discount rates, terminal period growth rate, economic and market trends and other expectations about the anticipated operating results of our reporting units. The terminal period growth rate is selected based on economic conditions and consideration of growth rates used in the forecast period and historical performance of the reporting unit. We utilized a range of our weighted-average cost of capital of 10.0% to 12.0% as our discount rate, which was risk-adjusted for each reporting unit. After determining the fair value of our reporting units, we reconciled the combined fair value of the reporting units to the company's market capitalization as of September 1, 2022. As a result of our interim goodwill impairment test performed as of September 1, 2022, we determined that the carrying amount of our Multicloud Services reporting unit exceeded its fair value and recorded a goodwill impairment charge of $405 million during the third quarter of 2022, which is included in "Impairment of goodwill" in our Consolidated Statements of Comprehensive Loss. The impairment was driven by deteriorating forecasted margins and cash flows within this reporting unit primarily due to slower than anticipated product mix shifts. The Apps & Cross Platform reporting unit was determined to have a fair value that exceeded its carrying value by approximately 15% and therefore no impairment was recognized.

We performed sensitivity analyses on the key inputs and assumptions used in determining the estimated fair value of our reporting unit by utilizing changes in assumptions that reflect reasonably likely future changes in the discount rate used in the weighted-average cost of capital calculation and the terminal growth rate. Assuming all other assumptions and inputs used in the discounted cash flow analysis are held constant, a 50 basis point increase in the discount rate assumption would result in decreases in fair value of our Multicloud Services and Apps & Cross Platform reporting units of approximately $235 million and $33 million, respectively.

As of September 1, 2022, due to the factors discussed above and prior to testing our goodwill for impairment, we performed a quantitative assessment of our indefinite-lived intangible asset utilizing a relief from royalty method. Significant estimates and assumptions included in the relief from royalty method are expectations of revenue growth rates, and selection of royalty rate and discount rate. We utilized a royalty rate of 0.5% and a discount rate of 10.7%. We determined the estimated fair value of the Rackspace trade name was less than its carrying value. As a result, we recorded a $21 million non-cash impairment charge during the third quarter of 2022, which is included in "Impairment of assets" in our Consolidated Statements of Comprehensive Loss.

We performed our annual quantitative goodwill impairment test as of October 1, 2022. For the quantitative goodwill impairment analysis performed as of October 1, 2022, we utilized the income approach to determine the fair value of our reporting units, as discussed above. We utilized a range of our weighted-average cost of capital of 10.0% to 12.0% as our discount rate, which was risk-adjusted for each reporting unit. After determining the fair value of our reporting units, we reconciled the combined fair value of the reporting units to the company's market capitalization as of October 1, 2022. As a result of our goodwill impairment test performed as of October 1, 2022, we determined that the fair value exceeded the carrying amounts for each of our reporting units. The fair value exceeded the carrying value for the Multicloud Services reporting unit by 1% and the Apps & Cross Platform reporting unit by 15%. Therefore no impairment was recognized.

We performed sensitivity analyses on the key inputs and assumptions used in determining the estimated fair value of our reporting unit by utilizing changes in assumptions that reflect reasonably likely future changes in the discount rate used in the weighted-average cost of capital calculation and the terminal growth rate. Assuming all other assumptions and inputs used in the discounted cash flow analysis are held constant, a 50 basis point increase in the discount rate assumption would result in decreases in fair value of our Multicloud Services and Apps & Cross Platform reporting units of approximately $236 million and $38 million, respectively.

As of October 1, 2022, we performed a quantitative assessment of our indefinite-lived intangible asset utilizing a relief from royalty method, as discussed above. We utilized a royalty rate of 0.5% and a discount rate of 10.7%. We determined the estimated fair value of the Rackspace trade name was greater than its carrying value, and therefore no impairment was recognized.

During the fourth quarter of 2022, subsequent to our annual goodwill impairment analysis, we experienced decline in our market capitalization following a ransomware incident in early December which caused service disruptions on our Hosted Exchange email business which is included in our Apps & Cross Platform reporting unit. After considering all available evidence in our evaluation of goodwill impairment indicators, including our lowered projected operating results within this reporting unit, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of December 31, 2022.

For the quantitative goodwill impairment analysis performed as of December 31, 2022, we utilized the income approach to determine the fair value of our reporting units, as discussed above. We utilized a range of our weighted-average cost of capital of 10.5% to 12.0% as our discount rate, which was risk-adjusted for each reporting unit. After determining the fair value of our reporting units, we reconciled the combined fair value of the reporting units to the company's market capitalization as of December 31, 2022. As a result of our goodwill impairment test performed as of December 31, 2022, we determined that the carrying amount of our Apps & Cross Platform reporting unit exceeded its fair value and recorded a goodwill impairment charge of $129 million, which is included in "Impairment of goodwill" in our Consolidated Statements of Comprehensive Loss. The impairment was driven by a decrease in forecasted revenues, margins, and cash flows within the reporting unit primarily due to the Hosted Exchange incident and other macroeconomic factors. The Multicloud Services reporting unit was determined to have a fair value that exceeded its carrying value by approximately 1% and therefore no impairment was recognized.

We performed sensitivity analyses on the key inputs and assumptions used in determining the estimated fair value of our reporting unit by utilizing changes in assumptions that reflect reasonably likely future changes in the discount rate used in the weighted-average cost of capital calculation and the terminal growth rate. Assuming all other assumptions and inputs used in the discounted cash flow analysis are held constant, a 50 basis point increase in the discount rate assumption would result in decreases in fair value of our Multicloud Services and Apps & Cross Platform reporting units of approximately $218 million and $22 million, respectively.

As of December 31, 2022, due to the factors discussed above and prior to testing our goodwill for impairment, we performed a quantitative assessment of our indefinite-lived intangible asset utilizing a relief from royalty method, as discussed above. We utilized a royalty rate of 0.5% and a discount rate of 11.0%. We determined the estimated fair value of the Rackspace trade name was less than its carrying value. As a result, we recorded a $12 million non-cash impairment charge during the fourth quarter of 2022, which is included in "Impairment of assets" in our Consolidated Statements of Comprehensive Loss.

The fair value determination of our reporting units and our indefinite-lived intangible asset is judgmental in nature and requires the use of estimates and assumptions that are sensitive to changes. Assumptions include estimation of the royalty rate, estimation of future revenue and projected margins, which are dependent on internal cash flow forecasts, estimation of the terminal growth rates and capital spending, and determination of discount rates. As a result, there can be no assurance that the estimates and assumptions made for purposes of the quantitative goodwill and indefinite-lived intangible impairment tests will prove to be an accurate prediction of future results. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of our reporting units may include such items as: (i) volatility in the equity and debt markets or other macroeconomic factors, (ii) an increase in the weighted-average cost of capital due to further increases in interest rates, (iii) decrease in future cash flows due to lower than expected sales, or (iv) fluctuations in foreign currency exchange rates that may negatively impact our reported results of operations. Accordingly, if our current cash flow assumptions are not realized, we experience further sustained declines in our stock price or market capitalization, or increases in costs of capital, it is possible that an additional impairment charge may be recorded in the future, which could be material.

As a result of our annual goodwill impairment test performed during the fourth quarter of 2021, we determined that the carrying amount of our OpenStack Public Cloud reporting unit exceeded its fair value and fully impaired its goodwill by recording a goodwill impairment charge of $52 million for the year ended December 31, 2021. The impairment was driven by deteriorating forecasted margins and cash flows within the reporting unit primarily due to operating costs declining at a slower rate than previously anticipated even after factoring in the long term impacts of the July 2021 Restructuring Plan.

As of December 31, 2022, the carrying amount of goodwill was $2,155.1 million.

Contingencies

We accrue for contingent obligations when the obligation is probable and the amount is reasonably estimable. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the recorded accrual. Estimates that are particularly sensitive to future changes include those related to tax, legal and other regulatory matters, changes in the interpretation and enforcement of international laws, and the impact of local economic conditions and practices, which are all subject to change as events evolve and as additional information becomes available during the administrative and litigation process. Changes in our estimates and assumptions could have a material impact on our consolidated financial statements.

Share-Based Compensation

We account for share-based awards under the recognition and measurement provisions of ASC No. 718, *Compensation—Stock Compensation*. Share-based compensation cost is measured at the grant date based on the fair value of the underlying common stock and is recognized as expense over the requisite service period. The fair value of stock options with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation. Determining the grant date fair value of share-based awards with performance vesting conditions and the probability of such awards vesting requires judgment.

Prior to the completion of the IPO on August 7, 2020, there had been no public market for our common stock since the Rackspace Acquisition in 2016. The estimated fair value of our common stock was determined by our board of directors as of the grant date of each option grant, with input from management, including consideration of our most recent third-party valuations of our common stock, which were completed periodically throughout the fiscal year.

We used the Income Approach to estimate the value of our equity. Within the Income Approach, we rely upon the Discounted Cash Flow ("DCF") method, which focused on our estimated expected cash flow available for distribution to the equityholders. The DCF calculation was prepared based on detailed revenue and expense projections prepared by management as part of its annual budgeting process and reflected the financial and operational facts and circumstances specific to our company. Significant assumptions impacting the DCF calculation also included expected future capital expenditures, our long-term growth rate, and the applicable discount rate. For purposes of capturing the dilution from outstanding options, the valuation utilized the Option-Pricing Method. The Option-Pricing Method depended on key assumptions regarding the volatility and time to a liquidity event but did not require explicit estimates of the possible future outcomes. The input and assumptions used in this calculation were total equity value, time to liquidity, expected volatility and dividends, which were all determined by management. A discount for lack of marketability was not applied as its impact was already reflected in the equity value through the discount rate, given that there were no differential rights attributable to different shareholders (as we have only one class of shares). These estimates were complex, involved a number of variables, uncertainties and assumptions and the application of management's judgment, as they were inherently subjective.

Income Taxes

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in evaluating our tax positions and determining our provision for income taxes. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

Our effective tax rates may differ from the statutory rate for various reasons, including differences due to the tax impact of foreign operations, R&D tax credits, state taxes, contingency reserves for uncertain tax positions, certain benefits realized related to share-based compensation, executive compensation that is nondeductible under IRC Section 162(m), changes in the valuation of our deferred tax assets or liabilities, goodwill impairments, or from changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are periodically subject to examination of our income tax returns in the U.S., U.K., India, and other countries. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses.

For a description of accounting pronouncements recently adopted and issued, see Item 8 of Part II, Financial Statements and Supplementary Data - Note 1, "Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies."

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

We are exposed to interest rate risk associated with fluctuations in interest rates on our floating-rate debt under our Senior Facilities, which includes our $375 million Revolving Credit Facility and $2,260 million outstanding under the Term Loan Facility. As of December 31, 2022, there were no outstanding borrowings under the Revolving Credit Facility and therefore our only variable-rate debt outstanding was the $2,260 million outstanding under the Term Loan Facility. As of December 31, 2022, assuming the Revolving Credit Facility was fully drawn, each 0.125% change in assumed blended interest rates would result in a $3 million change in annual interest expense on indebtedness under the Senior Facilities.

Our Term Loan Facility bears interest at an annual rate equal to an applicable margin plus three-month LIBOR, subject to a 0.75% floor. We have entered into interest rate swap agreements indexed to three-month LIBOR in order to manage our risk from fluctuations in three-month LIBOR above the 0.75% floor. During 2022, three of these swap agreements matured. The fixed rate for the remaining swap agreement is presented in the table below. As of December 31, 2022, the interest rate on the Term Loan Facility was 7.38%, equal to an applicable margin of 2.75% plus three-month LIBOR for the interest period of 4.63%.

The key terms of the swap outstanding as of December 31, 2022 are presented below:

Transaction Date	Effective Date	Notional Amount (in millions)	Fixed Rate Paid	Maturity Date
February 2021	February 9, 2021	$ 1,350.0	2.3820%	February 9, 2026

Foreign Currencies

We are subject to foreign currency translation risk due to the translation of the results of our subsidiaries from their respective functional currencies to the U.S. dollar, our functional currency. As a result, we discuss our revenue on a constant currency as well as actual basis, highlighting our sensitivity to changes in foreign exchange rates. While the majority of our customers are invoiced, and the majority of our expenses are paid, by us or our subsidiaries in their respective functional currencies, we also have exposure to foreign currency transaction gains and losses as the result of certain receivables due from our foreign subsidiaries. As such, the results of operations and cash flows of our foreign subsidiaries are subject to fluctuations in foreign currency exchange rates. During 2022, we recognized foreign currency transaction losses of $10 million within "Other income (expense), net" in our Consolidated Statements of Comprehensive Loss. As we grow our international operations, our exposure to foreign currency translation and transaction risk could become more significant.

We have in the past and may in the future enter into foreign currency hedging instruments to limit our exposure to foreign currency risk.

In November 2019, we entered into two foreign currency net-zero cost collar contracts with an aggregate notional amount of £100 million and a maturity date of November 30, 2020. Under the terms of the contracts, the British pound sterling to U.S. dollar exchange rate floats between 1.2375 and 1.3475. On March 26, 2020, we settled one of these contracts, with an aggregate notional amount of £50 million, and we received a final net payment of $1.9 million and on November 19, 2020, we settled the remaining contract, with an aggregate notional amount of £50 million, and we made a final net payment of $0.2 million.

During 2020, we entered into a series of foreign currency contracts to manage our exposure to movements in the British pound sterling, Euro, and Mexican peso. These contracts had three-month terms and settled at various dates throughout the year, which resulted in us making aggregate payments of $5.4 million.

During the fourth quarter of 2020, we entered into two foreign currency forward contracts. Under the terms of these contracts, we sold a total of £80 million at an average rate of 1.3388 British pound sterling to U.S. dollar and received $107.1 million. These contracts settled on November 30, 2021 and we received a final net payment of $0.4 million.

There were no foreign currency hedging contracts outstanding as of December 31, 2021 or 2022.

See Item 8 of Part II, Financial Statements and Supplementary Data - Note 14, "Derivatives," for more information on interest rate swaps and foreign currency hedging contracts.

Power Prices

We are a large consumer of power. During 2022, we expensed approximately $45 million for utility companies to power our data centers, representing approximately 1% of our revenue. Power costs vary by geography, the source of power generation and seasonal fluctuations and are subject to certain proposed legislation that may increase our exposure to increased power costs. We have power contracts for data centers in the Dallas-Fort Worth, San Jose, Somerset, New Jersey and London areas that allow us to procure power either on a fixed price or on a variable price basis.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

RACKSPACE TECHNOLOGY, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Rackspace Technology, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Rackspace Technology, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Interim Goodwill Impairment Assessments - Multicloud Services and Apps & Cross Platform Reporting Units

As described in Notes 1 and 5 to the consolidated financial statements, the Company's consolidated net goodwill balance was $2,155.1 million as of December 31, 2022, and the goodwill associated with the Multicloud Services and Apps & Cross Platform reporting units was $1,956.4 million and $198.7 million, respectively. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is tested for impairment at the reporting unit level. Management conducts impairment testing on an annual basis as of October 1st or more frequently if events or circumstances indicate a potential impairment. During the third quarter of 2022, the Company experienced a sustained decline in its stock price resulting in the market capitalization being less than the carrying value of the combined reporting units. After considering all available evidence in the evaluation of goodwill impairment indicators, management determined it appropriate to perform an interim quantitative assessment of the reporting units as of September 1, 2022. As a result of this assessment, management recorded a non-cash impairment charge of $405.2 million for Multicloud Services reporting unit. During the fourth quarter of 2022, subsequent to the annual goodwill impairment analysis, the Company experienced a decline in its market capitalization following a ransomware incident. After considering all available evidence in the evaluation of goodwill impairment indicators, management determined it appropriate to perform an interim quantitative assessment of the reporting units as of December 31, 2022. As a result of this assessment, management recorded a non-cash impairment charge of $129.3 million for Apps & Cross Platform reporting unit. Management estimated the fair values of each of the reporting units using the income approach, specifically the discounted cash flow method. The discounted cash flow models reflect management's assumptions regarding revenue growth rates, projected gross profit margins, risk-adjusted discount rates, terminal period growth rates, economic and market trends and other expectations about the anticipated operating results of the Company's reporting units.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessments of the Multicloud Services and Apps & Cross Platform reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the Multicloud Services and Apps & Cross Platform reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing audit procedures and evaluating management's significant assumptions related to revenue growth rates, projected gross profit margins and risk-adjusted discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's interim goodwill impairment assessments, including controls over the valuation of the Multicloud Services and Apps & Cross Platform reporting units. These procedures also included, among others, (i) testing management's process for developing the fair value estimates of the Multicloud Services and Apps & Cross Platform reporting units, (ii) evaluating the appropriateness of the discounted cash flow models, (iii) testing the completeness and accuracy of underlying data used in the models, and (iv) evaluating the significant assumptions used by management related to revenue growth rates, projected gross profit margins and risk-adjusted discount rates. Evaluating management's significant assumptions related to revenue growth rates and projected gross profit margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's discounted cash flow models and (ii) the reasonableness of the risk-adjusted discount rate assumptions.

/s/ PricewaterhouseCoopers LLP
Austin, Texas
March 16, 2023

We have served as the Company's auditor since 2017.

RACKSPACE TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)		December 31, 2021		December 31, 2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	272.8	$	228.4
Accounts receivable, net of allowance for credit losses and accrued customer credits of $18.4 and $24.6, respectively		554.3		622.2
Prepaid expenses		110.0		97.3
Other current assets		52.4		125.3
Total current assets		989.5		1,073.2
Property, equipment and software, net		826.7		628.3
Goodwill, net		2,706.8		2,155.1
Intangible assets, net		1,466.5		1,236.0
Operating right-of-use assets		161.8		138.0
Other non-current assets		177.4		226.1
Total assets	$	6,328.7	$	5,456.7
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued expenses	$	369.5	$	447.3
Accrued compensation and benefits		104.5		95.3
Deferred revenue		98.6		80.9
Debt		23.0		23.0
Accrued interest		27.6		36.3
Operating lease liabilities		60.4		60.0
Finance lease liabilities		64.6		61.7
Financing obligations		48.0		16.7
Other current liabilities		41.2		35.3
Total current liabilities		837.4		856.5
Non-current liabilities:				
Debt		3,310.9		3,295.4
Operating lease liabilities		114.8		84.8
Finance lease liabilities		345.1		310.5
Financing obligations		62.9		47.6
Deferred income taxes		205.8		126.7
Other non-current liabilities		124.4		105.7
Total liabilities		5,001.3		4,827.2
Commitments and Contingencies (Note 9)				
Stockholders' equity:				
Preferred stock, $0.01 par value per share: 5.0 shares authorized; no shares issued or outstanding		—		—
Common stock, $0.01 par value per share: 1,495.0 shares authorized; 211.2 and 215.7 shares issued; 211.2 and 212.6 shares outstanding, respectively		2.1		2.2
Additional paid-in capital		2,500.0		2,573.3
Accumulated other comprehensive income		6.9		71.4
Accumulated deficit		(1,181.6)		(1,986.4)
Treasury stock, at cost; zero and 3.1 shares held, respectively		—		(31.0)
Total stockholders' equity		1,327.4		629.5
Total liabilities and stockholders' equity	$	6,328.7	$	5,456.7

See accompanying notes to the consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,				
(In millions, except per share data)		**2020**		**2021**		**2022**
Revenue	$	2,707.1	$	3,009.5	$	3,122.3
Cost of revenue		(1,722.7)		(2,072.7)		(2,265.4)
Gross profit		984.4		936.8		856.9
Selling, general and administrative expenses		(959.7)		(906.8)		(855.3)
Impairment of goodwill		—		(52.4)		(534.5)
Impairment of assets		—		—		(146.1)
Gain on sale of land		—		19.9		—
Income (loss) from operations		24.7		(2.5)		(679.0)
Other income (expense):						
Interest expense		(268.4)		(205.1)		(208.5)
Gain (loss) on investments, net		0.7		(3.0)		(0.2)
Debt modification and extinguishment costs		(71.5)		(37.5)		—
Other income (expense), net		2.5		(1.0)		(10.0)
Total other income (expense)		(336.7)		(246.6)		(218.7)
Loss before income taxes		(312.0)		(249.1)		(897.7)
Benefit for income taxes		66.2		30.8		92.9
Net loss	$	(245.8)	$	(218.3)	$	(804.8)
Other comprehensive income (loss), net of tax						
Foreign currency translation adjustments	$	8.8	$	(3.6)	$	(27.2)
Unrealized gain (loss) on derivative contracts		(47.6)		11.5		86.9
Amount reclassified from accumulated other comprehensive income (loss) to earnings		8.2		17.6		4.8
Other comprehensive income (loss)		(30.6)		25.5		64.5
Comprehensive loss	$	(276.4)	$	(192.8)	$	(740.3)
Net loss per share:						
Basic and diluted	$	(1.37)	$	(1.05)	$	(3.81)
Weighted average number of shares outstanding:						
Basic and diluted		179.6		208.0		211.2

See accompanying notes to the consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(In millions)	2020	2021	2022
Cash Flows From Operating Activities			
Net loss	$ (245.8)	$ (218.3)	$ (804.8)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	466.2	424.8	387.8
Amortization of operating right-of-use assets	70.7	65.9	59.8
Deferred income taxes	(73.6)	(41.5)	(108.8)
Share-based compensation expense	74.5	75.4	69.5
Impairment of goodwill	—	52.4	534.5
Impairment of assets	—	—	146.1
Gain on sale of land	—	(19.9)	—
Debt modification and extinguishment costs	71.5	37.5	—
Unrealized (gain) loss on derivative contracts	(2.3)	16.8	18.5
(Gain) loss on investments, net	(0.7)	3.0	0.2
Provision for bad debts and accrued customer credits	24.7	(2.0)	12.4
Amortization of debt issuance costs and debt discount	18.0	8.8	8.0
Non-cash fair value adjustments	—	—	3.2
Other operating activities	(1.4)	(2.1)	(0.2)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(156.0)	(69.5)	(82.4)
Prepaid expenses and other current assets	(58.0)	9.5	(7.1)
Accounts payable, accrued expenses, and other current liabilities	(7.4)	88.1	69.8
Deferred revenue	9.9	21.6	(21.6)
Operating lease liabilities	(58.0)	(61.4)	(65.5)
Other non-current assets and liabilities	(15.6)	(18.3)	27.3
Net cash provided by operating activities	116.7	370.8	246.7
Cash Flows From Investing Activities			
Purchases of property, equipment and software	(116.5)	(108.4)	(80.4)
Acquisitions, net of cash acquired	(9.5)	—	(7.7)
Proceeds from sale of land	—	31.3	—
Proceeds from sales of investments	0.9	—	—
Purchase of convertible promissory note	—	—	(15.0)
Other investing activities	(3.3)	8.1	5.2
Net cash used in investing activities	(128.4)	(69.0)	(97.9)
Cash Flows From Financing Activities			
Proceeds from issuance of common stock, net	657.8	—	—
Proceeds from employee stock plans	31.1	61.1	3.7
Shares of common stock withheld for employee taxes	(2.1)	—	—
Shares of common stock repurchased	—	—	(31.0)
Proceeds from borrowings under long-term debt arrangements	860.0	2,838.5	—
Payments on long-term debt	(1,450.6)	(2,877.9)	(23.0)
Payments for debt issuance costs	(8.8)	(34.5)	—
Payments on financing component of interest rate swap	—	(12.9)	(17.2)
Principal payments of finance lease liabilities	(24.0)	(50.6)	(67.2)
Proceeds from financing obligations	20.9	—	—
Principal payments of financing obligations	(54.4)	(55.9)	(49.0)
Other financing activities	—	—	(3.3)
Net cash provided by (used in) financing activities	29.9	(132.2)	(187.0)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash		2.8		(2.3)		(5.8)
Increase (decrease) in cash, cash equivalents, and restricted cash		21.0		167.3		(44.0)
Cash, cash equivalents, and restricted cash at beginning of period		87.1		108.1		275.4
Cash, cash equivalents, and restricted cash at end of period	$	108.1	$	275.4	$	231.4
Supplemental Cash Flow Information						
Cash payments for interest, net of amount capitalized	$	262.8	$	178.5	$	177.9
Cash payments for income taxes, net of refunds	$	15.6	$	5.5	$	10.5
Non-cash Investing and Financing Activities						
Acquisition of property, equipment and software by finance leases	$	93.7	$	60.4	$	36.7
Acquisition of property, equipment and software by financing obligations		27.8		44.7		7.1
Increase (decrease) in property, equipment and software accrued in liabilities		(13.4)		(10.6)		17.6
Non-cash purchases of property, equipment and software	$	108.1	$	94.5	$	61.4
Non-cash increase in buildings within property, equipment and software, net due to lease modification	$	220.3	$	—	$	—
Debt issuance costs included in accrued liabilities	$	0.6	$	—	$	—
Other non-cash investing and financing activities	$	2.3	$	—	$	—

The following table provides a reconciliation of cash, cash equivalents, and restricted cash to the total of such amounts shown on the Consolidated Statements of Cash Flows.

				Year Ended December 31,		
(In millions)		**2020**		**2021**		**2022**
Cash and cash equivalents	$	104.7	$	272.8	$	228.4
Restricted cash included in other non-current assets		3.4		2.6		3.0
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$	108.1	$	275.4	$	231.4

See accompanying notes to the consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions)	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock, at Cost		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at December 31, 2019	165.4	$ 1.6	$ 1,602.7	$ 12.0	$ (717.5)	—	$ —	$ 898.8
Issuance of common stock	33.5	0.4	657.4	—	—	—	—	657.8
Exercise of stock options and release of stock awards, net of shares withheld	2.5	—	23.4	—	—	—	—	23.4
Issuance of shares from Employee Stock Purchase Plan	0.4	—	5.6	—	—	—	—	5.6
Share-based compensation expense	—	—	74.5	—	—	—	—	74.5
Net loss	—	—	—	—	(245.8)	—	—	(245.8)
Other comprehensive loss	—	—	—	(30.6)	—	—	—	(30.6)
Balance at December 31, 2020	201.8	$ 2.0	$ 2,363.6	$ (18.6)	$ (963.3)	—	$ —	$ 1,383.7
Issuance of common stock	2.7	—	—	—	—	—	—	—
Exercise of stock options and release of stock awards	6.0	0.1	50.7	—	—	—	—	50.8
Issuance of shares from Employee Stock Purchase Plan	0.7	—	10.3	—	—	—	—	10.3
Share-based compensation expense	—	—	75.4	—	—	—	—	75.4
Net loss	—	—	—	—	(218.3)	—	—	(218.3)
Other comprehensive income	—	—	—	25.5	—	—	—	25.5
Balance at December 31, 2021	211.2	$ 2.1	$ 2,500.0	$ 6.9	$ (1,181.6)	—	$ —	$ 1,327.4
Exercise of stock options and release of stock awards	3.7	0.1	0.7	—	—	—	—	0.8
Issuance of shares from Employee Stock Purchase Plan	0.8	—	3.1	—	—	—	—	3.1
Share-based compensation expense	—	—	69.5	—	—	—	—	69.5
Net loss	—	—	—	—	(804.8)	—	—	(804.8)
Other comprehensive income	—	—	—	64.5	—	—	—	64.5
Repurchase of common stock	—	—	—	—	—	3.1	(31.0)	(31.0)
Balance at December 31, 2022	215.7	$ 2.2	$ 2,573.3	$ 71.4	$ (1,986.4)	3.1	$ (31.0)	$ 629.5

See accompanying notes to the consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Rackspace Technology is a Delaware corporation controlled by investment funds affiliated with Apollo. Rackspace Technology was formed on July 21, 2016 but had no assets, liabilities or operating results until November 3, 2016 when Rackspace Hosting (now named Rackspace Technology Global), a global provider of modern information technology-as-a-service, was acquired by Inception Parent, a wholly-owned entity indirectly owned by Rackspace Technology.

Rackspace Technology Global commenced operations in 1998 as a limited partnership, and was incorporated in Delaware in March 2000. Rackspace Technology serves as the holding company for Rackspace Technology Global and does not engage in any material business or operations other than those related to its indirect ownership of the capital stock of Rackspace Technology Global and its subsidiaries or business or operations otherwise customarily undertaken by a holding company.

For ease of reference, the terms "we," "our company," "the company," "us," or "our" as used in this report refer to Rackspace Technology and its consolidated subsidiaries.

On July 20, 2020, the board of directors of the company approved and effected a twelve-for-one stock split of the company's common stock. All common stock share and per-share data, excluding par value per share, included in the accompanying consolidated financial statements give effect to this split.

On August 7, 2020, we completed the IPO, in which we issued and sold 33,500,000 shares of our common stock at a public offering price of $21.00 per share.

On November 5, 2020, we acquired 100% of Bright Skies, a cloud-native consulting and managed services provider. The acquisition of Bright Skies was not material to the consolidated financial statements.

On January 18, 2022, we acquired 100% of Just Analytics, a leading provider of cloud-based data, analytics, and artificial intelligence services based in the APJ region. The acquisition was completed for $7.7 million in cash consideration, net of cash acquired, together with future deferred payments that are considered post-combination compensation costs and will be recognized over the next three years. The acquisition of Just Analytics was not material to the consolidated financial statements.

The accompanying consolidated financial statements include the accounts of Rackspace Technology and our wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to the allowance for credit losses, useful lives of property, equipment and software, software capitalization, incremental borrowing rates for lease liability measurement, fair values of intangible assets and reporting units, useful lives of intangible assets, share-based compensation, contingencies, and income taxes, among others. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from our estimates.

Impact of COVID-19

The effects of COVID-19 (and any variations thereof) continue to evolve, and the full impact and duration of the virus are unknown. Currently, COVID-19 has not had a significant impact on our operations or financial performance; however, there are remaining uncertainties as a result of COVID-19, particularly the possibility of new variant strain(s) of the virus, the potential resurgence in the spread of the virus and the pace of economic recovery, which continue to impact the estimates and assumptions needed to prepare our consolidated financial statements and footnotes.

Russia and Ukraine Conflict

Political and economic uncertainty surrounding the Conflict between Russia and Ukraine could have a material adverse effect on our business. Currently, the conflict has not had a significant impact on our operations or financial performance. However, our overall performance depends in part on worldwide economic and geopolitical conditions. We are monitoring the situation and the potential for the conflict to spread to other countries which could adversely impact our customers and operations, and we may take actions that modify our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, customers, partners, suppliers and stockholders.

Subsequent Events

Effective on January 1, 2023, we reorganized around a two-business unit operating model, Public Cloud and Private Cloud. This two-business unit operating model ensures increased focus, delivery, and service quality for our customers. Beginning in 2023, we will change our segment reporting to reflect this reorganization under three reporting segments: Public Cloud, Private Cloud and OpenStack Public Cloud.

Cash, Cash Equivalents, and Restricted Cash

Our cash is comprised of bank deposits, overnight sweep accounts and money market funds and is held with high-credit quality U.S. and foreign financial institutions. We consider all highly liquid investments, such as money market funds, with original maturities of three months or less when acquired to be cash equivalents.

Restricted cash, included in "Other non-current assets" in our Consolidated Balance Sheets, represents collateral for letters of credit. Restricted cash was $2.6 million and $3.0 million as of December 31, 2021 and 2022, respectively.

Property, Equipment and Software and Definite-Lived Intangible Assets

Property, equipment and software is stated at cost, net of accumulated depreciation and amortization. Included in property, equipment and software are capitalized costs related to computer software developed or acquired for internal use. Capitalized computer software costs consist of purchased software licenses, implementation costs, and salaries and related compensation costs of employees and consultants for certain projects that qualify for capitalization. For cloud computing arrangements that include a software license, the software license element of the arrangement is accounted for in a manner consistent with the acquisition of other software licenses. For cloud computing arrangements that do not include a software license, the arrangement is accounted for as a service contract and is expensed as the services are provided.

Replacements and major improvements to property, equipment and software are capitalized, while maintenance and repairs are charged to expense as incurred. We also capitalize interest costs incurred during the acquisition, development and construction of certain assets until the asset is ready for its intended use. We capitalized interest of $0.8 million, $0.6 million and $0.4 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Property, equipment and software is depreciated on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the remaining lease term. Depreciation expense is recorded within "Cost of revenue" and "Selling, general and administrative expenses" on our Consolidated Statements of Comprehensive Loss.

The following table shows the estimated useful lives used for property, equipment and software:

Classification	Estimated Useful Lives
Computers and equipment	3 to 5 years
Software	3 years
Furniture and fixtures	7 years
Buildings and leasehold improvements	2 to 39 years

Assets classified as held for sale are recorded at the lower of carrying value or its estimated fair value, less costs to sell, and no depreciation and amortization is recorded after the held for sale classification is met. As of December 31, 2022, our corporate headquarters property was classified as held for sale. The property's previous carrying amount was written down to its estimated fair value, less estimated cost to sell, resulting in an impairment charge of $70.6 million for the year ended December 31, 2022. We also wrote-off the remaining $4.8 million net book value of the related property tax abatement asset. See Note 4, "Property, Equipment and Software, net" and Note 5, "Goodwill and Intangible Assets" for more information.

The cost of assets and related accumulated depreciation and amortization are written off upon retirement or disposal and any resulting gain or loss is credited or charged to income or expense.

Definite-lived intangible assets are primarily comprised of customer relationships and are stated at their acquisition date fair value less accumulated amortization. Definite-lived intangible assets are amortized using the straight-line method over their estimated useful lives as this method best approximates the economic benefit derived from such assets. Amortization expense is recorded within "Selling, general and administrative expenses" on our Consolidated Statements of Comprehensive Loss.

Long-lived assets, including operating and finance lease assets (see "Leases" below for more information) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured at the asset group level. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized in the amount that an asset group's carrying amount exceeds its fair value.

As of September 1, 2022, prior to performing the goodwill impairment analysis discussed below, we performed a recoverability test of our long-lived assets by asset group, including finite-lived intangible assets, in which we estimated the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Based on the results of the recoverability test, we determined that, as of September 1, 2022, the carrying amount of the OpenStack Public Cloud asset group's underlying assets exceeded the sum of the undiscounted cash flows, and therefore is subject to the fair value test. Fair values of the OpenStack Public Cloud long-lived assets were determined using a combination of the income approach and the cost approach. The income approach utilized assumptions including management's best estimates of the expected future cash flows, risk-adjusted discount rate, and the estimated useful life of the asset group. The cost approach utilized assumptions for the current replacement costs of similar assets adjusted for estimated depreciation and deterioration of the existing equipment and economic obsolescence. Estimates of floor values for the property, equipment and software, net, were considered relative to potential economic support for the assets such that the concluded value did not fall below the estimated floor value of these assets. As a result of the fair value test, we recorded non-cash impairment charges totaling $37.7 million related to property, equipment and software, net and intangible assets, which are included in "Impairment of assets" on our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2022.

We also performed recoverability tests of our long-lived assets in conjunction with the goodwill impairment analyses as of October 1, 2022 and December 31, 2022 which did not result in any impairment charges.

See Note 4, "Property, Equipment and Software, net," and Note 5, "Goodwill and Intangible Assets," for more information.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Our indefinite-lived intangible asset consists of our Rackspace trade name, which was recorded at fair value on our balance sheet at the date of the Rackspace Acquisition. Goodwill and indefinite-lived intangible assets are not amortized but are subject to impairment testing on an annual basis as of October 1st or more frequently if events or circumstances indicate a potential impairment. These events or circumstances could include a significant change in the business climate, regulatory environment, established business plans, operating performance indicators or competition. Potential impairment indicators may also include, but are not limited to, (i) significant changes to estimates and assumptions used in the most recent annual or interim impairment testing, (ii) downward revisions to internal forecasts, and the magnitude thereof, (iii) declines in our market capitalization below our book value, and the magnitude and duration of those declines, and (iv) other macroeconomic factors, such as increases in interest rates that may affect the weighted average cost of capital, volatility in the equity and debt markets, or fluctuations in foreign currency exchange rates that may negatively impact our reported results of operations.

During the third quarter of 2022, we experienced a sustained decline in our stock price resulting in our market capitalization being less than the carrying value of our combined reporting units. As of September 1, 2022, we assessed several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount of excess carrying value over fair value, consistency of operating margins and cash flows, budgeted-to-actual performance from prior year, overall change in economic climate, changes in the industry and competitive environment, and earnings quality and sustainability. In addition, as of September 1, 2022, we lowered our projected operating results primarily due to product mix shifts and market concerns related to inflation and other macroeconomic factors. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of September 1, 2022.

During the fourth quarter of 2022, subsequent to our annual goodwill impairment analysis, we experienced a decline in our market capitalization following a ransomware incident in early December which caused service disruptions on our Hosted Exchange email business which is included in our Apps & Cross Platform reporting unit. After considering all available evidence in our evaluation of goodwill impairment indicators, including our lowered projected operating results within this reporting unit, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of December 31, 2022.

Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Assets and liabilities are assigned to each of our reporting units if they are employed by a reporting unit and are considered in the determination of the reporting unit fair value. Certain assets and liabilities are shared by multiple reporting units, and thus, are allocated to each reporting unit based on the relative size of a reporting unit, primarily based on revenue. We have two reporting units with goodwill: Multicloud Services and Apps & Cross Platform. Goodwill allocated to our third reporting unit, OpenStack Public Cloud, was fully impaired during the fourth quarter of 2021.

For the goodwill impairment tests completed during the years ended December 31, 2020, 2021 and 2022, including the interim quantitative analyses, we compared the fair values of each of our reporting units to their respective carrying amounts. The fair values of each of our reporting units were derived using the income approach, specifically the discounted cash flow method. The discounted cash flow models reflect our assumptions regarding revenue growth rates, projected gross profit margins, risk-adjusted discount rates, terminal period growth rates, economic and market trends and other expectations about the anticipated operating results of our reporting units. As part of the goodwill impairment test, we also consider our market capitalization in assessing the reasonableness of the combined fair values estimated for our reporting units, including OpenStack Public Cloud. Goodwill impairment is measured as the excess of a reporting unit's carrying amount over its fair value, not to exceed the carrying amount of goodwill for that reporting unit.

The results of our interim quantitative goodwill impairment analysis performed as of September 1, 2022 indicated an impairment of goodwill within our Multicloud Services reporting unit, and we recorded a non-cash impairment charge of $405.2 million within "Impairment of goodwill" in our Consolidated Statements of Comprehensive Loss in the third quarter of 2022.

The results of our annual goodwill impairment test as of October 1, 2022 did not indicate any impairments of goodwill. The results of our interim quantitative goodwill impairment analysis performed as of December 31, 2022 indicated an impairment of goodwill within our Apps & Cross Platform reporting unit, and we recorded a non-cash impairment charge of $129.3 million within "Impairment of goodwill" in our Consolidated Statements of Comprehensive Loss in the fourth quarter of 2022.

The results of our goodwill impairment test for the year ended December 31, 2021 indicated a full impairment of goodwill within our OpenStack Public Cloud reporting unit, and we recorded a non-cash impairment charge of $52.4 million within "Impairment of goodwill" in our Consolidated Statements of Comprehensive Loss.

The results of our goodwill impairment test for the year ended December 31, 2020 did not indicate any impairments of goodwill.

See Note 5, "Goodwill and Intangible Assets" for more information.

Our indefinite-lived intangible asset is tested for impairment at the consolidated level. In evaluating the Rackspace trade name for impairment, we compare the fair value of the asset to its carrying amount to determine potential impairment. Our estimate of the fair value of the Rackspace trade name is derived using the income approach, specifically the relief-from-royalty method.

As of September 1, 2022, due to the factors discussed in the goodwill analysis above and prior to testing our goodwill for impairment, we performed a quantitative assessment of our indefinite-lived intangible asset utilizing a relief from royalty method and determined the estimated fair value of the Rackspace trade name was less than its carrying value. As a result, we recorded a $21.0 million non-cash impairment charge which is included in "Impairment of assets" in our Consolidated Statements of Comprehensive Loss in the third quarter of 2022.

The results of our annual indefinite-lived asset impairment test as of October 1, 2022 did not indicate any impairment of the Rackspace trade name. As of December 31, 2022, due to the factors discussed in the goodwill analysis above, we performed a quantitative assessment of our indefinite-lived intangible asset utilizing a relief from royalty method and determined the estimated fair value of the Rackspace trade name was less than its carrying value. As a result, we recorded a $12.0 million non-cash impairment charge which is included in "Impairment of assets" in our Consolidated Statements of Comprehensive Loss in the fourth quarter of 2022.

The results of our indefinite-lived asset impairment tests for the years ended December 31, 2020 and 2021 did not indicate any impairments of the Rackspace trade name.

The fair value determination of our reporting units and our indefinite-lived intangible asset is judgmental in nature and requires the use of significant estimates and assumptions that are sensitive to changes. Assumptions include estimation of the royalty rate, estimation of future revenue and projected margins, which are dependent on internal cash flow forecasts, estimation of the terminal growth rates and capital spending, and determination of discount rates. As a result, there can be no assurance that the estimates and assumptions made for purposes of the quantitative goodwill and indefinite-lived intangible impairment tests will prove to be an accurate prediction of future results. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of our reporting units may include such items as: (i) volatility in the equity and debt markets or other macroeconomic factors, (ii) an increase in the weighted-average cost of capital due to further increases in interest rates, (iii) decrease in future cash flows due to lower than expected sales, or (iv) fluctuations in foreign currency exchange rates that may negatively impact our reported results of operations. Accordingly, if our current cash flow assumptions are not realized, we experience further sustained declines in our stock price or market capitalization, or increases in costs of capital, it is possible that an additional impairment charge may be recorded in the future, which could be material.

Business Combinations

Mergers and acquisitions are accounted for using the acquisition method, in accordance with accounting guidance for business combinations. Under the acquisition method, we allocate the fair value of purchase consideration to the tangible and intangible assets ("identifiable assets") acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. When determining the fair values of identifiable assets acquired and liabilities assumed, including contingent consideration when applicable, we make significant estimates and assumptions based on historical data, estimated discounted future cash flows, expected royalty rates for trade names, as well as certain other information. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of identifiable assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Investments

We have equity investments in entities in which we do not exercise significant influence. Investments in equity securities with readily determinable fair values are measured at fair value with changes in fair value recognized in net loss. Investments in equity securities that do not have readily determinable fair values are measured at cost less any impairments, adjusted for observable pricing changes in orderly transactions for identical or similar investments of the same issuer. We perform a qualitative assessment on these investments at each reporting period to determine whether any indicators of impairment exist. If an impairment exists, we recognize an impairment charge equal to the amount by which the carrying value exceeds the fair value of the investment.

The aggregate carrying value of equity investments that do not have a readily determinable fair value was $5.1 million as of December 31, 2021 and 2022.

Leases

We determine if an arrangement is or contains a lease at inception. This determination depends on whether the arrangement conveys to us the right to control the use of an explicitly or implicitly identified asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to us if we obtain the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset.

We classify leases with contractual terms greater than 12 months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize an asset over its estimated life. Our finance leases primarily consist of equipment and certain data center facilities. All other leases are categorized as operating leases, which primarily consist of certain data centers and office space. Our leases generally have terms ranging from 1 to 20 years for data centers, 3 to 5 years for equipment and 1 to 8 years for office space.

Lease liabilities are recognized based on the present value of lease payments, reduced by lease incentives, at the lease commencement date. We use an incremental borrowing rate to determine the present value of lease payments as the interest rate implicit in most of our leases is not readily determinable. Our incremental borrowing rate is the rate of interest that we would have to pay to borrow an amount equal to the lease payments, on a collateralized basis and in a similar economic environment over a similar term. The rate is dependent on several factors, including the lease term, currency of the lease payments and the company's credit rating. Operating and finance lease liabilities are recorded in our Consolidated Balance Sheets as current and non-current liabilities.

Lease assets are recognized based on the related lease liabilities, plus any prepaid lease payments and initial direct costs from executing the leasing arrangement. Operating and finance lease assets are included in "Operating right-of-use assets" and "Property, equipment and software, net," respectively, in our Consolidated Balance Sheets.

Our lease terms include the base, non-cancelable lease term, and any options to extend or terminate the lease when it is reasonably certain at commencement that we will exercise such options. Some of our data center and office space leases contain such extension and termination options. We will remeasure our lease liability and adjust the related right-of-use asset upon the occurrence of the following: lease modifications not accounted for as a separate contract; a triggering event that changes the certainty of the lessee exercising an option to renew or terminate the lease, or purchase the underlying asset; or the resolution of a contingency upon which any variable lease payments are based such that those payments become fixed.

Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The interest component of a finance lease is included in "Interest expense" and recognized using the effective interest method over the lease term. Leases with terms of less than 12 months at commencement are expensed on a straight-line basis over the lease term in accordance with the short-term lease practical expedient under ASC 842. We have also elected the practical expedient under ASC 842 to not separate lease and non-lease components within a leasing arrangement. Non-lease components primarily include payments for maintenance and utilities. We have elected to apply both of these practical expedients to all classes of underlying assets.

Variable payments related to a lease are expensed as incurred. These costs often relate to payments for a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs in addition to base rent.

We are the intermediate lessor in certain sublease arrangements and account for both the head lease and the associated sublease as separate operating leases. We offset rental income against head lease operating costs within "Cost of revenue" or "Selling, general and administrative expenses," depending on whether the head lease is a data center or office space lease.

We are deemed a lessor in certain hosting arrangements where our equipment is located in a customer's data center. We account for these arrangements as either sales-type or direct finance leases.

Debt Issuance Costs

Debt issuance costs such as underwriting, financial advisory, professional fees and other similar fees are deferred and recognized in interest expense over the estimated life of the related debt instrument using the effective interest method or the straight-line method, as applicable. Debt issuance costs related to our debt instruments are classified as a direct deduction from the carrying value of the long-term debt liability or as an asset within "Other non-current assets" on the Consolidated Balance Sheets.

Financing Obligations

From time to time, we enter into installment payment arrangements with certain equipment and software vendors. These arrangements are generally non-interest bearing, and require the calculation of an imputed interest rate.

We also may enter into sale-leaseback arrangements for certain equipment in which we sell the assets to a third party and concurrently lease the assets back for a specified term. These arrangements generally do not qualify as asset sales because they include a purchase option that we are reasonably certain to exercise and therefore they are accounted for as failed sale-leasebacks. In addition, we lease properties that were deemed failed sale-leasebacks upon the adoption of ASC 842 due to options to purchase the underlying assets at an exercise price that is not at fair value or due to the present value of the future minimum lease payments exceeding the fair value of the underlying assets.

See Note 8, "Financing Obligations" for disclosure of future minimum payments under vendor financing and failed sale-leaseback arrangements.

Restructuring Activities

We record restructuring activities including costs for one-time termination benefits in accordance with ASC 420. The timing of recognition for severance costs accounted for under ASC 420 depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. If employees are required to render service until they are terminated in order to receive the termination benefits, a liability is recognized ratably over the future service period. Otherwise, a liability is recognized when management has committed to a restructuring plan and has communicated those actions to employees.

Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and non-lease contract termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

See Note 10, "July 2021 Restructuring Plan," for additional information.

Revenue Recognition

All of our revenue is from contracts with customers. We account for a contract when it has approval and commitment from all parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We provide cloud computing to customers, which is broadly defined as the delivery of computing, storage and applications over the Internet. Cloud computing is a service transaction under which the services we provide vary on a daily basis. The totality of services provided represent a single integrated solution tailored to the customer's specific needs. As such, our performance obligations to our customers consist of a single integrated solution delivered as a series of distinct daily services. We recognize revenue on a daily basis as services are provided in an amount that reflects the consideration to which we expect to be entitled in exchange for the services. Our usage-based arrangements generally include variable consideration components consisting of monthly utility fees with a defined price and undefined quantity. Additionally, our contracts contain service level guarantees that provide discounts when we fail to meet specific obligations and certain services may include volume discounts based on usage. As these variable consideration components consist of a single distinct daily service provided on a single performance obligation, we account for this consideration as services are provided and earned. In accordance with the series guidance within ASC 606, regarding modification to a single performance obligation, when contracts are modified to add, remove or change existing services, the modification will only affect the accounting for the remaining distinct goods and services provided. As such, our contract modifications are accounted for prospectively.

A substantial amount of revenue relates to fees associated with our private cloud arrangements within our Multicloud Services offerings that generally have a fixed term, typically from 12 to 36 months, with a monthly recurring fee based on the computing resources utilized and provided to the customer, the complexity of the underlying infrastructure, and the level of support we provide. Customers generally have the right to cancel their contracts by providing prior written notice to us of their intent to cancel the remainder of the contract term. Many of our contracts require our customers to pay early termination fees in the event they cancel a contract prior to the end of its term, typically amounting to the outstanding value of the contract. These fees are recognized as revenue in the period of contract termination as we have no further obligation to perform.

Our other primary sources of revenue are for public cloud services within our Multicloud Services offering, and our OpenStack Public Cloud and Apps & Cross Platform offerings. Customers are generally invoiced monthly based on usage. Contracts for these arrangements typically operate on a consumption model and can be canceled at any time without penalty. We also provide customers with professional services for the design and implementation of application, security and data services. Professional service contracts are either fixed-fee or time-and-materials based. We typically consider these services to be a separate performance obligation from other integrated solutions being provided to the same customer. Our performance obligations under these arrangements are typically to provide the services on a daily basis over a period of time and therefore we recognize revenue as the services are performed.

We also offer customers the flexibility to select the best combination of offerings in order to meet the requirements of their unique applications and provide the technology to seamlessly operate and manage multiple cloud computing environments. Judgment is required in assessing whether a service is distinct, including determination of whether the customer could benefit from the service on its own or in conjunction with other readily available resources and whether certain services are highly integrated into a bundle of services that represent the combined output specified by the customer. Arrangements can contain multiple performance obligations that are distinct, which are accounted for separately. Each performance obligation is recognized as services are provided based on their SSP. Judgment is required to determine the SSP for each of our distinct performance obligations. We utilize a range of prices when developing our estimates of SSP.

Revenue recognition for revenue generated from arrangements in which we resell third party infrastructure bundled with our managed services, requires judgment to determine whether revenue can be recorded at the gross sales price or net of third party fees. Typically, revenue is recognized on a gross basis when it is determined that we are the principal in the relationship. We are considered the principal in the relationship when we are primarily responsible for fulfilling the contract and obtain control of the third party infrastructure before transferring it as an integral part of our performance obligation to provide services to the customer. Revenue is recognized net of third party fees when we determine that our obligation is only to facilitate the customers' purchase of third party infrastructure.

Revenue is reported net of customer credits and sales and use tax.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Invoiced amounts and accrued unbilled usage are recorded in accounts receivable and either deferred revenue or revenue.

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. Our accounts receivable balance also includes unbilled amounts representing revenue recorded for usage-based services provided in the period but which are invoiced in arrears. We record an allowance for credit losses for estimated losses resulting from uncollectible receivables. When evaluating the adequacy of the allowance, we consider historical bad debt write-offs and all known facts and circumstances such as current economic conditions and trends, customer creditworthiness, and specifically identified customer risks.

Our arrangements contain service level commitments with our customers. To the extent that such service levels are not achieved or are otherwise disputed, we are required to issue service credits for a portion of the service fees paid by our customers. At each reporting period, we accrue for credits which are due to customers, but not yet issued.

We recognize revenue for certain fixed term contracts in which services are provided in advance of the first invoice. This revenue is recognized as a contract asset, separate from accounts receivable. A contract liability, presented as deferred revenue on our Consolidated Balance Sheets, is recognized when services are invoiced prior to being provided.

Cost Incurred to Obtain and Fulfill a Contract

We recognize assets for the incremental costs to obtain and fulfill a contract with a customer. Incremental costs to obtain a contract include sales commissions on the initial contract while costs to fulfill a contract include implementation and set-up related expenses. These costs are capitalized within the Consolidated Balance Sheets and are recognized as expense over the period the related services are expected to be delivered to the customer, which is approximately 30 months including expected renewals. If such period is less than 12 months, we have elected to apply the practical expedient under ASC 606 and expense costs as incurred. We include expected renewals in the period over which related services are expected to be delivered because sales commissions paid on renewals are not material and not commensurate with sales commissions paid on the initial contract. Sales commissions expense is recorded within "Selling, general and administrative expenses" and implementation and amortization of set-up costs are recorded within "Cost of revenue" in the Consolidated Statements of Comprehensive Loss. These capitalized costs are included in "Other non-current assets" in the Consolidated Balance Sheets.

Cost of Revenue

Cost of revenue primarily consists of expenses related to personnel, software licenses, the costs to operate our data center facilities, including depreciation expense, and infrastructure expense related to our service offerings bundled with third party clouds. Personnel expenses include the salaries, non-equity incentive compensation and related expenses of our support teams and data center employees. Data center facility costs include rent, utility costs, maintenance fees, and bandwidth.

Selling, General and Administrative Expenses

SG&A expenses primarily consist of: (i) employee-related costs for functions such as executive management, sales and marketing, R&D, finance and accounting, human resources, information technology, and legal; (ii) costs for advertising and promoting our services and to generate customer demand; (iii) general costs such as professional fees, office facilities, software, and equipment expenses, including the related depreciation, and other overhead costs; and (iv) definite-lived intangibles amortization expense.

Advertising costs are expensed in the period incurred. Advertising expense was $42.5 million, $33.6 million and $34.4 million for the years ended December 31, 2020, 2021 and 2022, respectively.

R&D expense was $36.7 million, $28.3 million and $24.5 million, for the years ended December 31, 2020, 2021 and 2022, respectively.

Share-Based Compensation

We grant equity awards, including stock options and restricted stock, to eligible participants. Share-based compensation expense for equity awards is measured at fair value on the grant date. The fair value of stock options with either solely a service requirement or with the combination of service and performance requirements is determined using the Black-Scholes valuation model, which requires us to make assumptions and judgments about variables related to our common stock and the related awards. The fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the closing fair market value of our common stock on the date of grant. The fair value of awards with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation. Share-based compensation expense is recognized over the awards requisite service period. For awards with graded vesting that are subject only to a service condition, the expense is recognized on a straight-line basis over the service period for the entire award. Expense for awards with a performance condition is recognized over our best estimate of the period over which the performance condition will be met. Forfeitures are recognized as incurred, rather than estimated.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes are provided for temporary differences in recognizing certain income, expense, and credit items for financial reporting purposes and tax reporting purposes. Such deferred income taxes primarily relate to the difference between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

We are under certain domestic and foreign tax audits. Due to the complexity involved with certain tax matters, there is the possibility that the various taxing authorities may disagree with certain tax positions filed on our income tax returns. We have considered all relevant facts and circumstances and believe that we have made adequate provision for all uncertain tax positions.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy below prioritizes the inputs used in measuring fair value into three categories:

Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 – Unobservable inputs that are supported by little or no market activity, which require management judgment or estimation. The fair values are therefore determined using model-based techniques, including discounted cash flow models.

Financial instruments measured at fair value on a recurring basis primarily consist of money market funds and derivative instruments. The fair values of money market funds are measured using Level 1 inputs, which are based on a market approach using prices and other relevant information generated by market transactions involving identical or comparable assets. The fair values of derivative instruments are measured using Level 2 inputs. See "Derivative Instruments" below for more information on the inputs used to fair value our derivative instruments.

The fair values of our long-term debt instruments are measured using Level 2 inputs. See Note 6, "Debt" for more information on the inputs used to fair value our long-term debt instruments.

The fair values of acquired identifiable assets and liabilities assumed in acquisitions accounted for as business combinations are measured using Level 3 inputs. Refer to "Business Combinations" above for more information on the inputs used to fair value our identifiable assets and liabilities assumed in acquisitions.

The fair values of our reporting units and indefinite-lived intangible assets are measured using Level 3 inputs. See "Goodwill and Indefinite-lived Intangible Assets" above for more information on the inputs used to fair value our reporting units and indefinite-lived intangible assets.

The fair value of the convertible promissory note described in Note 2, "Customer Contracts" is classified as Level 3 in the fair value hierarchy due to the use of unobservable inputs such as the issuer's credit risk and probabilities of various settlement scenarios.

Foreign Currency

We have assessed the functional currency of each of our international subsidiaries and have generally designated the local currency to be their respective functional currencies. The assets and liabilities of our international subsidiaries are translated to the U.S. dollar at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenue and expenses are translated using average exchange rates.

Foreign currency translation adjustments arising from differences in exchange rates from period to period are recorded within "Accumulated other comprehensive income" in the Consolidated Balance Sheets.

Transaction gains or losses in currencies other than the functional currency are included as a component of "Other income (expense), net" in the Consolidated Statements of Comprehensive Loss. We recorded transaction gains of $5.8 million, losses of $3.3 million, and losses of $10.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Derivative Instruments

We utilize derivative instruments, including interest rate swap agreements, foreign currency hedging contracts and fixed price power contracts, to manage our exposure to interest rate risk, foreign currency fluctuations and commodity price risk. We only hold such instruments for economic hedging purposes, not for speculative or trading purposes. Our derivative instruments are transacted only with highly-rated institutions, which reduces our exposure to credit risk in the event of nonperformance.

Interest Rate Swaps

We are exposed to interest rate risk associated with fluctuations in interest rates on the floating-rate Term Loan Facility. The objective in using interest rate derivatives is to manage our exposure to interest rate movements. To accomplish this objective, we have entered into interest rate swap agreements as part of our interest rate risk management strategy. Interest rate swaps involve the receipt of variable amounts from a counterparty in exchange for the company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

On a quarterly basis, we net settle with the counterparty for the difference between the fixed rate specified in each swap agreement and the variable rate based upon the three-month LIBOR as applied to the notional amount of the swap.

Our interest rate swaps, excluding the portion treated as debt, are recognized at fair value in the Consolidated Balance Sheets and are valued using pricing models that rely on market observable inputs such as yield curve data, which are classified as Level 2 inputs within the fair value hierarchy.

Foreign Currency Hedging Contracts

The majority of our customers are invoiced, and the majority of our expenses are paid, by us or our subsidiaries in the functional currency of our company or our subsidiaries, respectively. We also have exposure to foreign currency transaction gains and losses as the result of certain receivables due from our foreign subsidiaries. As such, the results of operations and cash flows of our foreign subsidiaries are subject to fluctuations in foreign currency exchange rates. The objective of our foreign currency hedging contracts is to manage our exposure to foreign currency movements. To accomplish this objective, we may enter into foreign currency forward contracts and collars. A forward contract is an agreement to buy or sell a quantity of a currency at a predetermined future date and at a predetermined exchange rate. A collar is a strategy that uses a combination of a purchased put option and a sold call option with equal premiums to hedge a portion of anticipated cash flows, or to limit possible gains or losses on an underlying asset or liability to a specific range. The put and call options have identical notional amounts and settlement dates.

These contracts are recognized at fair value in the Consolidated Balance Sheets and are valued using pricing models that rely on market observable inputs such as current exchange rates, which are classified as Level 2 inputs within the fair value hierarchy. We have not designated these contracts as cash flow hedges for accounting purposes, therefore, all changes in the fair value are recorded in "Other income (expense), net."

Fixed Price Power Contracts

We consume a large quantity of power to operate our data centers and as such are exposed to risk associated with fluctuations in the price of power. The objective of our fixed price power contracts is to manage our exposure to the price of power. The fixed price power contracts, which we enter into from time to time to manage the risk related to the uncertainty of future power prices, allow for the purchase of a set volume of power at a fixed rate.

We evaluate every fixed price power contract to determine if the contract meets the definition of a derivative, which requires recognizing the contract at fair value on the Consolidated Balance Sheets with changes in the fair value recorded in the Consolidated Statements of Comprehensive Loss. If a contract is deemed to be a derivative, we also determine if it qualifies for the normal purchases and normal sales scope exception to derivative accounting, which would result in expensing electricity usage as incurred. Power contracts accounted for as derivatives are valued using pricing models that rely on market observable inputs such as current power prices, which are classified as Level 2 inputs within the fair value hierarchy.

As of December 31, 2021 and 2022, we do not have any power contracts recorded at fair value on the Consolidated Balance Sheets, as we have applied the normal purchases and normal sales scope exception to derivative accounting for all fixed priced power contracts.

Recent Accounting Pronouncements

Recently Adopted

Business Combinations

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations (ASC 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. ASU 2021-08 requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with ASC 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied ASC 606 to determine what to record for the acquired revenue contracts. The guidance is applied prospectively upon adoption. We early adopted this guidance on January 1, 2022 and applied it to our accounting for the acquisition of Just Analytics. The adoption of the guidance did not have a material impact on our consolidated financial statements.

Not Yet Adopted

Reference Rate Reform

The United Kingdom's Financial Conduct Authority, which regulates LIBOR, announced that it will not compel panel banks to contribute to the overnight 1, 3, 6 and 12 months U.S. dollar LIBOR tenors after June 30, 2023 and all other tenors after December 31, 2021. U.S. dollar LIBOR may be replaced by the Secured Overnight Financing Rate or other benchmark rates over the next several years. In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (ASC 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting* containing practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be applied from March 12, 2020 through December 31, 2022 as reference rate reform activities occur. In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (ASC 848) - Deferral of the Sunset Date of Topic 848*, which extended the date to apply the practical expedients outlined in ASU No. 2020-04 from December 31, 2022 to December 31, 2024. In January 2021, the FASB issued an update that provides supplemental guidance and clarification of the reference rate reform. We have elected to apply certain practical expedients in the past. We continue to evaluate the impact of the guidance and may apply other elections prior to December 31, 2024, as applicable, as additional changes in the market occur. Currently, borrowings under our Senior Facilities use LIBOR as a benchmark for establishing the applicable interest rate, but the First Lien Credit Agreement includes provisions relating to the future discontinuance of LIBOR and sets forth mechanics for establishing the replacement of LIBOR with an alternative benchmark rate.

2. Customer Contracts

The following table presents the balances related to customer contracts:

(In millions)	Consolidated Balance Sheets Account	December 31, 2020	December 31, 2021	December 31, 2022
Accounts receivable, net	Accounts receivable, net [1]	$ 483.0	$ 554.3	$ 622.2
Current portion of contract assets	Other current assets	$ 12.2	$ 15.2	$ 16.0
Non-current portion of contract assets	Other non-current assets	$ 13.9	$ 13.1	$ 10.4
Current portion of deferred revenue	Deferred revenue	$ 76.7	$ 98.6	$ 80.9
Non-current portion of deferred revenue	Other non-current liabilities	$ 14.2	$ 13.6	$ 8.6

(1) Allowance for credit losses and accrued customer credits was $28.3 million, $18.4 million and $24.6 million as of December 31, 2020, 2021 and 2022, respectively.

The following table sets forth the changes in the allowance for credit losses during the years ended December 31, 2020, 2021 and 2022:

(In millions)	Beginning Balance	Additions [1]	Write-offs of Accounts Receivables, Net of Recoveries	Ending Balance
For the years ending December 31,				
2020	$ 9.5	$ 20.1	$ (13.4)	$ 16.2
2021	$ 16.2	$ 5.4	$ (7.9)	$ 13.7
2022	$ 13.7	$ 11.0	$ (6.3)	$ 18.4

(1) Additions to the allowance for credit losses are charged to bad debt within "Selling, general and administrative expenses."

We identified an immaterial correction in the disclosure of amounts previously reported as recognized in revenue for the years ended December 31, 2020 and 2021, which were included in deferred revenue as of the beginning of each period and have updated these amounts to $66.6 million and $76.7 million, respectively. Amounts recognized in revenue for the year ended December 31, 2022, which were included in deferred revenue as of the beginning of the period totaled $98.6 million.

Cost Incurred to Obtain and Fulfill a Contract

As of December 31, 2021 and 2022, the balances of capitalized costs to obtain a contract were $58.0 million and $55.8 million, respectively, and the balances of capitalized costs to fulfill a contract were $23.5 million and $17.7 million, respectively. These capitalized costs are included in "Other non-current assets" on the Consolidated Balance Sheets.

Amortization of capitalized sales commissions and implementation costs was as follows:

(In millions)	Year Ended December 31,		
	2020	2021	2022
Amortization of capitalized sales commissions	$ 44.2	$ 43.7	$ 43.7
Amortization of capitalized implementation costs	$ 17.4	$ 18.1	$ 16.4

Remaining Performance Obligations

As of December 31, 2022, the aggregate amount of transaction price allocated to remaining performance obligations was $630.6 million, of which approximately 67% is expected to be recognized as revenue during 2023 and the remainder thereafter. These remaining performance obligations primarily relate to our fixed-term arrangements. The aggregate amount of transaction price excludes variable consideration related to our usage-based arrangements for which we recognize revenue based on the right to invoice for the services performed.

Convertible Promissory Note

On September 27, 2022, we entered into a convertible note purchase agreement with a private company that is also a customer and a vendor. Pursuant to the purchase agreement, we purchased an unsecured convertible promissory note (the "Note") in an aggregate principal amount of $15.0 million. The Note will accrue simple interest at a rate of 6% per annum and matures on September 27, 2027, unless earlier converted per the terms of the agreement. We have elected to apply the fair value option under ASC No. 825, *Financial Instruments*, to account for the Note. As of December 31, 2022, the fair value of the Note was $11.8 million and is included in "Other non-current assets" on our Consolidated Balance Sheets.

3. Net Loss Per Share

Basic loss per share is calculated by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period.

The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,		
(In millions, except per share data)	**2020**	**2021**	**2022**
Basic and diluted net loss per share:			
Net loss attributable to common stockholders	$ (245.8)	$ (218.3)	$ (804.8)
Weighted average shares outstanding:			
Common stock	179.6	208.0	211.2
Number of shares used in per share computations	179.6	208.0	211.2
Net loss per share	$ (1.37)	$ (1.05)	$ (3.81)

Potential common share equivalents consist of shares issuable upon the exercise of stock options, vesting of restricted stock or purchase under the ESPP, as well as contingent shares associated with our acquisition of Datapipe. Since we were in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive. We excluded 24.3 million, 19.2 million and 23.3 million potential common shares from the computation of dilutive loss per share for the years ended December 31, 2020, 2021 and 2022, respectively, because the effect would have been anti-dilutive.

4. Property, Equipment and Software, net

Property, equipment and software, net, consisted of the following:

(In millions)	December 31, 2021		December 31, 2022
Computers and equipment	$	1,206.5	$ 1,131.2
Software		465.6	464.2
Furniture and fixtures		21.9	15.8
Buildings and leasehold improvements		512.9	402.2
Land		21.2	—
Property, equipment and software, at cost		2,228.1	2,013.4
Less: Accumulated depreciation		(1,413.4)	(1,400.3)
Work in process		12.0	15.2
Property, equipment and software, net	$	826.7	$ 628.3

On January 15, 2021, we completed the sale of a parcel of undeveloped land in the United Kingdom adjacent to one of our existing data centers. The net book value of the land prior to the sale was $11.4 million and we received cash proceeds of $32.2 million, less brokerage and professional fees of $0.9 million, resulting in net cash proceeds of $31.3 million. Therefore, we recorded a gain on sale of land of $19.9 million to "Gain on sale of land" in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2021.

In October 2022, we announced our intention to sell our current corporate headquarters facility located in Windcrest, Texas and relocate our corporate headquarters to leased office space in San Antonio, Texas. As of December 31, 2022, this property met the criteria to be classified as held for sale under GAAP. The property's previous carrying amount of $82.7 million was written down to its estimated fair value, less estimated cost to sell, of $12.1 million, resulting in a $70.6 million impairment charge which is included in "Impairment of assets" in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2022. The property's estimated fair value, less estimated cost to sell, of $12.1 million was recorded in "Other current assets" in the Consolidated Balance Sheets as of December 31, 2022. We recorded this impairment charge prior to performing the December 31, 2022 goodwill impairment test. See Note 5, "Goodwill and Intangible Assets" for more information.

For the year ended December 31, 2022, we recognized property, equipment and software impairment charges of $15.3 million related to the OpenStack Public Cloud long-lived assets. See Note 1, "Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies," for discussion of the long-lived asset impairment charges.

Depreciation expense related to property, equipment and software was $289.8 million, $245.1 million and $220.9 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Included in the balance of property, equipment and software as of December 31, 2021 and 2022 are assets recorded under finance leases. See Note 7, "Leases" for a discussion of the lease arrangements and the amounts within property, equipment and software as of December 31, 2021 and 2022.

5. Goodwill and Intangible Assets

The following table sets forth the changes in the carrying amounts of goodwill by reportable segment during the years ended December 31, 2021 and 2022:

(In millions)	Multicloud Services		Apps & Cross Platform		OpenStack Public Cloud		Total Consolidated	
Gross goodwill as of December 31, 2020	$	2,681.0	$	322.6	$	52.5	$	3,056.1
Less: Accumulated impairment charges		(295.0)		—		—		(295.0)
Goodwill, net as of December 31, 2020		2,386.0		322.6		52.5		2,761.1
Impairment of goodwill		—		—		(52.4)		(52.4)
Foreign currency translation		(1.7)		(0.1)		(0.1)		(1.9)
Goodwill, net as of December 31, 2021	$	2,384.3	$	322.5	$	—	$	2,706.8
Gross goodwill as of December 31, 2021	$	2,679.3	$	322.5	$	52.4	$	3,054.2
Less: Accumulated impairment charges		(295.0)		—		(52.4)		(347.4)
Goodwill, net as of December 31, 2021		2,384.3		322.5		—		2,706.8
Just Analytics acquisition		—		5.9		—		5.9
Impairment of goodwill		(405.2)		(129.3)		—		(534.5)
Foreign currency translation		(22.7)		(0.4)		—		(23.1)
Goodwill, net as of December 31, 2022	$	1,956.4	$	198.7	$	—	$	2,155.1
Gross goodwill as of December 31, 2022	$	2,656.6	$	328.0	$	52.4	$	3,037.0
Less: Accumulated impairment charges		(700.2)		(129.3)		(52.4)		(881.9)
Goodwill, net as of December 31, 2022	$	1,956.4	$	198.7	$	—	$	2,155.1

Management exercised significant judgment related to the determination of the fair value of each reporting unit. The fair value of each reporting unit was estimated using the discounted cash flow method. The discounted cash flow methodology requires significant judgment, including estimation of future revenue and projected profit margins, which are dependent on internal forecasts, estimation of the terminal growth rates and capital spending, and determination of discount rates. Changes in these estimates and assumptions could materially affect the fair value of the reporting unit, potentially resulting in an impairment charge.

During the third quarter of 2022, we performed an interim quantitative assessment of our reporting units as of September 1, 2022. The results of our interim quantitative goodwill impairment analysis performed as of September 1, 2022 indicated an impairment of goodwill within our Multicloud Services reporting unit, and we recorded a non-cash impairment charge of $405.2 million. The impairment was driven by lowered projected operating results primarily due to product mix shifts and market concerns related to inflation and other macroeconomic factors.

During the fourth quarter of 2022, we performed our annual goodwill impairment test as of October 1, 2022 and the results of our test did not indicate any further impairment of goodwill.

In the fourth quarter of 2022, we performed an additional interim quantitative assessment of our reporting units as of December 31, 2022. We determined that the carrying amount of our Apps & Cross Platform reporting unit exceeded its fair value and recorded a goodwill impairment charge of $129.3 million. The impairment was driven by a decrease in forecasted revenues, margins, and cash flows within the reporting unit, primarily due to the Hosted Exchange incident and other macroeconomic factors.

See Note 1, "Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies," for additional discussion of the goodwill impairment charges recorded during the year ended December 31, 2022.

During the fourth quarter of 2021, we performed our annual goodwill impairment test. We determined that the carrying amount of our OpenStack Public Cloud reporting unit exceeded its fair value and fully impaired its goodwill by recording a goodwill impairment charge of $52.4 million. The impairment was driven by deteriorating forecasted margins and cash flows within the reporting unit primarily due to operating costs declining at a slower rate than previously anticipated even after factoring in the long term impacts of the July 2021 Restructuring Plan.

As of December 31, 2022, our accumulated goodwill impairment charges totaled $881.9 million.

The following table provides information regarding our intangible assets other than goodwill:

(In millions)	December 31, 2021			December 31, 2022		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$ 1,983.0	$ (784.1)	$ 1,198.9	$ 1,928.5	$ (914.9)	$ 1,013.6
Property tax abatement	16.0	(9.2)	6.8	—	—	—
Other	28.2	(17.4)	10.8	27.7	(22.3)	5.4
Total definite-lived intangible assets	2,027.2	(810.7)	1,216.5	1,956.2	(937.2)	1,019.0
Trade name (indefinite-lived)	250.0	—	250.0	217.0	—	217.0
Total intangible assets other than goodwill	$ 2,277.2	$ (810.7)	$ 1,466.5	$ 2,173.2	$ (937.2)	$ 1,236.0

In connection with the classification of our corporate headquarters facility as held for sale as of December 31, 2022, we wrote-off the remaining $4.8 million net book value of the related property tax abatement asset to "Impairment of assets" in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2022.

During the year ended December 31, 2022 we recognized impairment charges of $33.0 million and $22.4 million related to our trade name indefinite-lived intangible asset and the OpenStack Public Cloud definite-lived intangible assets, respectively. For additional information, see the discussion of our impairment charges in Note 1, "Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies."

Amortization expense related to intangibles was $176.3 million, $179.7 million and $166.8 million for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, amortization of intangible assets for the next five years and thereafter is expected to be as follows:

(In millions)	Intangible Assets
Year ending:	
2023	$ 161.0
2024	153.7
2025	146.5
2026	123.8
2027	117.3
Thereafter	316.7
Total	$ 1,019.0

6. Debt

Debt consisted of the following:

(In millions, except %)		December 31, 2021		December 31, 2022	
Debt Instrument	Maturity Date	Interest Rate[1]	Amount	Interest Rate[1]	Amount
Term Loan Facility	February 15, 2028	3.50%	$ 2,282.8	7.38%	$ 2,259.8
Revolving Credit Facility	August 7, 2025	—%	—	—%	—
3.50% Senior Secured Notes	February 15, 2028	3.50%	550.0	3.50%	550.0
5.375% Senior Notes	December 1, 2028	5.375%	550.0	5.375%	550.0
Less: unamortized debt issuance costs			(36.3)		(30.7)
Less: unamortized debt discount			(12.6)		(10.7)
Total debt			3,333.9		3,318.4
Less: current portion of debt			(23.0)		(23.0)
Debt, excluding current portion			$ 3,310.9		$ 3,295.4

(1)   Interest rates are as of each respective balance sheet date.

Overview

We are a highly leveraged company. As of December 31, 2022, we had $3,359.8 million aggregate principal amount outstanding under our Term Loan Facility, 5.375% Senior Notes, and 3.50% Senior Secured Notes. We primarily finance our operations and capital expenditures with internally-generated cash from operations and hardware leases, and if necessary, borrowings under our Revolving Credit Facility. As of December 31, 2022, the Revolving Credit Facility provided for up to $375.0 million of borrowings, none of which was drawn as of December 31, 2022. Our primary uses of cash are working capital requirements, debt service requirements and capital expenditures. Based on our current level of operations and available cash and cash equivalents of $228.4 million as of December 31, 2022, we believe our sources will provide sufficient liquidity over at least the next twelve months. We cannot provide assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the Revolving Credit Facility or from other sources in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Our ability to do so depends on prevailing economic conditions and other factors, many of which are beyond our control.

Senior Facilities

The Senior Facilities include the Term Loan Facility and Revolving Credit Facility, and is governed by the First Lien Credit Agreement with Citi as the administrative agent.

On February 9, 2021, we amended and restated the First Lien Credit Agreement, which included a new seven-year $2,300.0 million senior secured first lien term loan facility due on February 15, 2028 (the Term Loan Facility) and our existing $375.0 million Revolving Credit Facility. We used the borrowings under the Term Loan Facility, together with the proceeds from the issuance of the 3.50% Senior Secured Notes described below (together, the February 2021 Refinancing Transaction), to repay all borrowings under the Prior Term Loan Facility, to pay related fees and expenses and for general corporate purposes.

Borrowings under the Senior Facilities bear interest at an annual rate equal to an applicable margin plus, at our option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a 0.75% floor, in the case of the Term Loan Facility, and a 1.00% floor, in the case of the Revolving Credit Facility, or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of Citi and (iii) the one-month adjusted LIBOR plus 1.00%. The applicable margin for the Term Loan Facility is 2.75% for LIBOR loans and 1.75% for base rate loans and the applicable margin for the Revolving Credit Facility is 3.00% for LIBOR loans and 2.00% for base rate loans. Interest is due at the end of each interest period elected, not exceeding 90 days, for LIBOR loans and at the end of every calendar quarter for base rate loans.

In addition to paying interest on the outstanding principal under the Senior Facilities, the Revolving Credit Facility also includes a commitment fee equal to 0.50% per annum in respect of the unused commitments that is due quarterly. This commitment fee is subject to one step-down based on the net first lien leverage ratio.

As of December 31, 2022, the interest rate on the Term Loan Facility was 7.38%. We are required to make quarterly principal payments of $5.8 million, which began on June 30, 2021. See Note 14, "Derivatives" for information on interest rate swap agreements we utilize to manage the interest rate risk on the Term Loan Facility.

In addition to the quarterly amortization payments discussed above, the Senior Facilities require us to make certain mandatory prepayments, including using (i) a portion of annual excess cash flow, as defined in the First Lien Credit Agreement, to prepay the Term Loan Facility, (ii) net cash proceeds of certain non-ordinary assets sales or dispositions of property to prepay the Term Loan Facility, and (iii) net cash proceeds of any issuance or incurrence of debt not permitted under the Senior Facilities to prepay the Term Loan Facility. We may make voluntary prepayments at any time without penalty, except in connection with a repricing event, as defined in the First Lien Credit Agreement.

The fair value of the Term Loan Facility as of December 31, 2022 was $1,412.4 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the Term Loan Facility is classified as Level 2 within the fair value hierarchy.

Rackspace Technology Global is the borrower under the Senior Facilities, and all obligations under the Senior Facilities are (i) guaranteed by Inception Parent, Rackspace Technology Global's immediate parent company, on a limited recourse basis and secured by the equity interests of Rackspace Technology Global held by Inception Parent, and (ii) guaranteed by Rackspace Technology Global's wholly-owned domestic restricted subsidiaries and secured by substantially all material owned assets of Rackspace Technology Global and the subsidiary guarantors, including the equity interests held by each, in each case subject to certain exceptions. The only financial covenant is with respect to the Revolving Credit Facility which limits the net first lien leverage ratio to a maximum of 5.00 to 1.00; however, this covenant is only applicable and tested if the aggregate amount of outstanding borrowings under the Revolving Credit Facility and letters of credit issued thereunder (excluding $25.0 million of undrawn letters of credit and cash collateralized letters of credit) is equal to or greater than 35% of the Revolving Credit Facility commitments at the end of a fiscal quarter. Other covenants include limitations on restricted payments, indebtedness, investments, liens, asset sales and transactions with affiliates.

As of December 31, 2022, we were in compliance with all covenants under the Senior Facilities.

The Revolving Credit Facility matures on August 7, 2025. As of December 31, 2022, we had total commitments of $375.0 million and no outstanding borrowings under the Revolving Credit Facility or letters of credit issued thereunder.

3.50% Senior Secured Notes due 2028

On February 9, 2021, Rackspace Technology Global issued $550.0 million aggregate principal amount of 3.50% Senior Secured Notes due 2028. The 3.50% Senior Secured Notes will mature on February 15, 2028 and bear interest at an annual fixed rate of 3.50%. Interest is payable semiannually on each February 15 and August 15, commencing on August 15, 2021. The 3.50% Senior Secured Notes are not subject to registration rights. As noted above, we used the net proceeds from the issuance of the 3.50% Senior Secured Notes, together with borrowings under the Term Loan Facility described above, to repay all borrowings outstanding under the Prior Term Loan Facility, to pay related fees and expenses and for general corporate purposes.

Rackspace Technology Global is the issuer of the 3.50% Senior Secured Notes, and obligations under the 3.50% Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by all of Rackspace Technology Global's wholly-owned domestic restricted subsidiaries (as subsidiary guarantors) that guarantee the Senior Facilities. The 3.50% Senior Secured Notes and the related guarantees are secured by first-priority security interests in substantially all material owned assets of Rackspace Technology Global and the subsidiary guarantors, including the equity interest held by each, subject to certain exceptions, which assets also secure the Senior Facilities. The 3.50% Notes Indenture describes certain terms and conditions under which other current and future domestic subsidiaries are required to become guarantors of the 3.50% Senior Secured Notes.

Rackspace Technology Global may redeem the 3.50% Senior Secured Notes at its option, in whole at any time or in part from time to time, at the following redemption prices: prior to February 15, 2024, at a redemption price equal to 100.000% of the principal amount, plus the applicable premium described in the 3.50% Notes Indenture and accrued and unpaid interest, if any, to but excluding the redemption date; from February 15, 2024 to February 14, 2025, at a redemption price equal to 101.750% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; from February 15, 2025 to February 14, 2026, at a redemption price equal to 100.875% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; and from February 15, 2026 and thereafter, at a redemption price equal to 100.000% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date. Rackspace Technology Global may also redeem prior to February 15, 2024 up to 40.0% of the aggregate principal amount of the 3.50% Senior Secured Notes with funds in an aggregate amount not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 103.500% of the principal amount of the 3.50% Senior Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Notwithstanding the foregoing, Rackspace Technology Global may redeem during each twelve-month period, commencing with February 9, 2021, up to 10.0% of the original aggregate principal amount of the 3.50% Senior Secured Notes at a redemption price of 103.000%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

The 3.50% Notes Indenture contains covenants that, among other things, limit our ability to incur certain additional debt, incur certain liens securing debt, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates. These covenants are subject to a number of exceptions, limitations, and qualifications as set forth in the 3.50% Notes Indenture. Additionally, upon the occurrence of a change of control (as defined in the 3.50% Notes Indenture), we will be required to make an offer to repurchase all of the outstanding 3.50% Senior Secured Notes at a price in cash equal to 101.000% of the aggregate principal amount, plus accrued and unpaid interest, if any, to, but not including the purchase date.

As of December 31, 2022, Rackspace Technology Global was in compliance with all covenants under the 3.50% Notes Indenture.

The fair value of the 3.50% Senior Secured Notes as of December 31, 2022 was $321.1 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the 3.50% Senior Secured Notes are classified as Level 2 within the fair value hierarchy.

5.375% Senior Notes due 2028

Rackspace Technology Global issued $550.0 million aggregate principal amount of the 5.375% Senior Notes on December 1, 2020. The 5.375% Senior Notes will mature on December 1, 2028 and bear interest at an annual fixed rate of 5.375%. Interest is payable semiannually on each June 1 and December 1, commencing on June 1, 2021. The 5.375% Senior Notes are not subject to registration rights.

Rackspace Technology Global is the issuer of the 5.375% Senior Notes, and obligations under the 5.375% Senior Notes are guaranteed on a senior unsecured basis by all of Rackspace Technology Global's wholly-owned domestic restricted subsidiaries (as subsidiary guarantors) that guarantee the Senior Facilities. The 5.375% Senior Notes are effectively junior to the indebtedness under the Senior Facilities and the 3.50% Senior Secured Notes, to the extent of the collateral securing the Senior Facilities and the 3.50% Senior Secured Notes. The 5.375% Notes Indenture describes certain terms and conditions under which other current and future domestic subsidiaries are required to become guarantors of the 5.375% Senior Notes.

Rackspace Technology Global may redeem the 5.375% Senior Notes at its option, in whole at any time or in part from time to time, at the following redemption prices: prior to December 1, 2023, at a redemption price equal to 100.000% of the principal amount, plus the applicable premium described in the 5.375% Notes Indenture and accrued and unpaid interest, if any, to but excluding the redemption date; from December 1, 2023 to November 30, 2024, at a redemption price equal to 102.688% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; from December 1, 2024 to November 30, 2025, at a redemption price equal to 101.344% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; and from December 1, 2025 and thereafter, at a redemption price equal to 100.000% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date. Rackspace Technology Global may also redeem prior to December 1, 2023 up to 40.0% of the aggregate principal amount of the 5.375% Senior Notes with funds in an aggregate amount not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 105.375% of the principal amount of the 5.375% Senior Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The 5.375% Notes Indenture contains covenants that, among other things, limit our ability to incur certain additional debt, incur certain liens securing debt, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates. These covenants are subject to a number of exceptions, limitations, and qualifications as set forth in the 5.375% Notes Indenture. Additionally, upon the occurrence of a change of control (as defined in the 5.375% Notes Indenture), we will be required to make an offer to repurchase all of the outstanding 5.375% Senior Notes at a price in cash equal to 101.000% of the aggregate principal amount, plus accrued and unpaid interest, if any, to, but not including the purchase date.

As of December 31, 2022, Rackspace Technology Global was in compliance with all covenants under the 5.375% Notes Indenture.

The fair value of the 5.375% Senior Notes as of December 31, 2022 was $235.1 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the 5.375% Senior Notes are classified as Level 2 within the fair value hierarchy.

Accounts Receivable Financing Agreement

Under the Receivables Financing Facility entered into in 2020, a bankruptcy-remote SPV indirectly wholly owned by Rackspace Technology Global granted a security interest in all of its current and future receivables and related assets in exchange for a credit facility permitting borrowings of up to a maximum aggregate amount of $100.0 million from time to time. Rackspace Technology Global was the primary beneficiary of the SPV.

During the year ended December 31, 2021, the SPV repaid $15.0 million to cover a borrowing base deficit, repaid the outstanding balance of $50.0 million and terminated the Receivables Financing Facility. The termination resulted in expense of $0.5 million recorded within "Debt modification and extinguishment costs" in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2021. The expense was comprised of the write-off of the unamortized debt issuance costs, as well as third party fees associated with the termination.

February 2021 Refinancing Transaction

The February 2021 Refinancing Transaction represented an extinguishment and modification of debt. We derecognized $2,795.6 million of the Prior Term Loan Facility and wrote off $9.4 million in unamortized debt issuance costs and debt discount associated with the portion of the Prior Term Loan Facility that was deemed extinguished. We recognized $2,300.0 million borrowed under the Term Loan Facility and $41.0 million of associated debt issuance costs and debt discount, including amounts allocated from the Prior Term Loan Facility, both classified as a direct deduction from the carrying value of non-current debt on our Consolidated Balance Sheets. We recognized $550.0 million aggregate principal amount of the 3.50% Senior Secured Notes due 2028 and $6.8 million of associated debt issuance costs, including amounts allocated from the Prior Term Loan Facility. The February 2021 Refinancing Transaction resulted in expense of $37.0 million recorded within "Debt modification and extinguishment costs" in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2021. The expense was comprised of the write-off of unamortized debt issuance costs and debt discount associated with the portion of the Prior Term Loan Facility that was deemed extinguished, as well as $27.6 million in third party fees associated with the modification.

8.625% Senior Notes Repurchases

During the year ended December 31, 2020, Rackspace Technology Global repurchased and cancelled the remaining aggregate principal amount of the $1,120.2 million outstanding 8.625% Senior Notes and paid related premiums, fees and accrued and unpaid interest for aggregate cash of $1,191.9 million. In connection with these repurchases, we recorded $71.5 million of expense within "Debt modification and extinguishment costs" in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2020, comprised of a $56.2 million aggregate premium on repurchase, $14.9 million write-off of unamortized debt issuance costs, and transaction fees of $0.4 million.

Debt Maturities

The maturities of debt obligations for the next five years at December 31, 2022 are as follows:

(In millions)	Amount
Year ending:	
2023	$ 23.0
2024	23.0
2025	23.0
2026	23.0
2027	23.0
Thereafter	3,244.8
Total	$ 3,359.8

7. Leases

Assets recorded as property and equipment under finance leases, and the related accumulated depreciation balances as of December 31, 2021 and 2022 were as follows:

(In millions)	December 31, 2021	December 31, 2022
Computers and equipment	$ 160.5	$ 192.5
Buildings	297.0	285.9
Less: Accumulated depreciation	(88.8)	(140.0)
Net book value of property and equipment under finance leases	$ 368.7	$ 338.4

The components of operating and finance lease expense for the years ended December 31, 2020, 2021 and 2022 were as follows:

(In millions)	Year Ended December 31,		
	2020	2021	2022
Operating lease expense:			
Fixed lease expense	$ 80.2	$ 62.2	$ 58.1
Variable lease expense	19.5	18.8	17.9
Short-term lease expense	10.3	0.4	0.7
Sublease income	(3.1)	(2.6)	(2.4)
Total operating lease expense	$ 106.9	$ 78.8	$ 74.3
Finance lease expense:			
Depreciation of finance lease assets	$ 30.2	$ 46.3	$ 51.2
Interest expense on finance lease liabilities	19.4	28.2	23.5
Total finance lease expense	$ 49.6	$ 74.5	$ 74.7

Supplemental operating cash flow information related to operating and finance leases for the years ended December 31, 2020, 2021 and 2022 were as follows:

(In millions)	Year Ended December 31,		
	2020	2021	2022
Cash payments for lease liabilities included within operating activities:			
Operating leases	$ (85.3)	$ (78.4)	$ (73.3)
Finance leases	(20.2)	(26.9)	(26.7)
Operating leases:			
New lease assets obtained in exchange for lease liabilities	$ 42.7	$ 18.6	$ 17.3
Modified/renewed lease assets obtained in exchange for lease liabilities [1]	9.8	38.5	23.2
Total lease assets obtained in exchange for lease liabilities	$ 52.5	$ 57.1	$ 40.5

(1)   We identified an immaterial error in the disclosure of lease assets obtained in exchange for lease liabilities for the years ended December 31, 2020 and 2021. Amounts presented above reflect the corrected amounts.

As of December 31, 2021 and 2022, the weighted average remaining lease term and weighted average discount rate of our operating and finance leases, respectively, were as follows:

	December 31, 2021	December 31, 2022
Weighted average remaining lease term (in years)		
Operating leases	4	3
Finance leases	12	12
Weighted average discount rate		
Operating leases	6.9 %	6.3 %
Finance leases	7.0 %	7.0 %

Future lease payments under operating and finance leases as of December 31, 2022 are as follows:

(In millions)	Operating leases	Finance leases [1]
Year ending:		
2023	$ 68.5	$ 83.5
2024	46.8	52.0
2025	19.7	36.4
2026	11.9	29.7
2027	8.8	30.4
Thereafter	2.7	333.8
Total future lease payments	158.4	565.8
Less amount representing interest	(13.6)	(193.6)
Total lease liability	$ 144.8	$ 372.2

(1)   We excluded $4.2 million of finance leases, on an undiscounted basis, that have not yet commenced. These leases will commence in 2023 and each has a lease term of approximately three years.

8. Financing Obligations

We have entered into installment payment arrangements with certain equipment and software vendors. In addition, we have entered into certain sale-leaseback agreements that do not qualify as asset sales and are accounted for as failed sale-leasebacks. These arrangements include the sale and leaseback of equipment with third party financial institutions and certain property leases we assumed upon the acquisition of Datapipe.

The weighted average imputed interest rate for our financing obligations was 5.7% as of December 31, 2022.

As of December 31, 2022, future payments under financing obligations were as follows:

(In millions)	Amount
Year ending:	
2023	$ 20.0
2024	10.8
2025	9.3
2026	6.4
2027	3.5
Thereafter	21.2
Total future payments	71.2
Plus amount representing residual asset balance	12.8
Less amount representing interest	(19.7)
Total financing obligations	$ 64.3

9. Commitments and Contingencies

Purchase Commitments

Non-cancelable purchase commitments primarily consist of commitments for certain software licenses, hardware purchases, third party infrastructure purchases, and costs associated with our data centers, such as bandwidth and electricity. The agreements provide for either penalties for early termination or may require minimum commitments for the remaining term. The minimum commitments for all of these agreements, as of December 31, 2022, are approximated as follows:

(In millions)	Amount
Year ending:	
2023	$ 589.2
2024	439.7
2025	255.0
2026	213.3
2027	48.4
Thereafter	70.3
Total	$ 1,615.9

We also have purchase orders and construction contracts primarily related to data center equipment and facility build-outs. We generally have the right to cancel these open purchase orders prior to delivery or terminate the contracts without cause.

Contingencies

We have contingencies that arise from various litigation, claims and commitments, none of which we consider to be material.

From time to time, we are a party to various claims asserting that certain of our services and technologies infringe the intellectual property rights of others. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or orders preventing us from offering certain features, products, or services, and may also cause us to change our business practices and require development of non-infringing products or technologies, which could result in a loss of revenue for us or otherwise harm our business.

We record an accrual for a loss contingency when a loss is considered probable and reasonably estimable. As additional facts concerning a loss contingency become known, we reassess our position and make appropriate adjustments to a recorded accrual. The amount that will ultimately be paid related to a matter may differ from the recorded accrual, and the timing of such payments, if any, may be uncertain.

We are not a party to any litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material and adverse effect on our business, financial position or results of operations.

Hosted Exchange Incident

We are named in several lawsuits in connection with our previously disclosed ransomware incident. The pending lawsuits seek, among other things, equitable and compensatory relief. We are vigorously defending these matters. We do not expect any of these claims, individually or in the aggregate, to have a material adverse effect on our consolidated financial position or results of operations. However, at this early stage in the proceedings, we are not able to determine the probability of the outcome of these matters or a range of reasonably expected losses, if any. We maintain insurance, including coverage for cyber-attacks, subject to certain deductibles and policy limitations, in an amount that we believe appropriate.

Indemnifications

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. In addition, from time to time we may enter into indemnification agreements with certain of our employees so that such employees will agree to serve as directors or officers of our foreign subsidiaries. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of the insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. We had no material liabilities recorded for these agreements as of December 31, 2021 or 2022.

In connection with the Rackspace Acquisition, an affiliate of Apollo and Searchlight each entered into a management consulting agreement with Rackspace Technology Global relating to the provision of certain management consulting and advisory services following the consummation of the Rackspace Acquisition. In addition, on November 3, 2016, an affiliate of Apollo entered into a transaction fee agreement with Rackspace Technology Global relating to the provision of certain preparation services in support of the Rackspace Acquisition.

On November 15, 2017, in connection with the Datapipe acquisition, ABRY entered into a management consulting agreement with Rackspace Technology Global relating to the provision of certain management consulting and advisory services.

Under the terms of the Transaction Fee Agreement, the Apollo/Searchlight Management Consulting Agreement and the ABRY Management Consulting Agreement, the company has obligations to indemnify affiliates and representatives of Apollo, Searchlight and ABRY, as applicable, for any losses or liabilities that they may incur as a result of their provision of services under those agreements (unless the losses or liabilities have resulted from the willful misconduct of the person seeking indemnification). We had no liabilities recorded for these agreements as of December 31, 2021 or 2022.

On July 24, 2020, we executed termination letters with each of the parties to the Apollo/Searchlight Management Consulting Agreement, the Transaction Fee Agreement and the ABRY Management Consulting Agreement, whereby all such agreements terminated effective as of the pricing of the IPO on August 4, 2020.

Additionally, in the normal course of business, we indemnify certain parties, including customers, vendors and lessors, with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. We had no material liabilities recorded for these agreements as of December 31, 2021 or 2022.

10. July 2021 Restructuring Plan

On July 21, 2021, we committed to the July 2021 Restructuring Plan to drive a change in the type and location of certain positions that was expected to result in the termination of approximately 10% of our workforce. Substantially all of the employees impacted by the reduction in workforce were notified of the reduction on July 22, 2021 and have since exited the company.

During the year ended December 31, 2021, we incurred employee related costs, which consisted of one-time termination benefits and certain contractual termination benefits with executives, and other costs, which are accounted for as exit and disposal costs under ASC 420. Other costs consisted of professional fees and non-cash charges related to a contract termination with a third-party. These costs are recorded within "Selling, general and administrative expenses" in the Consolidated Statements of Comprehensive Loss, the components of which were as follows:

(In millions)	Year Ended December 31, 2021
Employee related costs	$ 13.8
Other	11.6
Total restructuring charges	$ 25.4

A portion of the other costs are non-cash charges, representing $5.6 million in the year ended December 31, 2021. This amount is related to a contract termination with a third party.

Liability activity for restructuring costs that are expected to be settled in cash are presented in the table below.

(In millions)	Employee Related		Other		Total	
Liability as of December 31, 2020	$	—	$	—	$	—
Charges		13.8		6.0		19.8
Cash payments		(6.7)		(5.4)		(12.1)
Liability as of December 31, 2021		7.1		0.6		7.7
Charges		—		—		—
Cash payments		(7.1)		(0.6)		(7.7)
Liability as of December 31, 2022	$	—	$	—	$	—
Total cumulative costs incurred as of December 31, 2022	$	13.8	$	6.0	$	19.8

The liability for employee related costs was recorded in "Accrued compensation and benefits" in the Consolidated Balance Sheets as of December 31, 2021. The liabilities for other costs were recorded in "Other current liabilities" in the Consolidated Balance Sheets as of December 31, 2021.

We do not expect to incur any additional future ASC 420 exit and disposal costs related to the July 2021 Restructuring Plan.

11. Stockholders' Equity

Common Stock

As of December 31, 2021 and 2022, we had 211.2 million and 215.7 million shares of our common stock legally issued and 211.2 million and 212.6 million common stock outstanding, respectively.

We have one class of authorized common stock. The rights and privileges provided to our common stockholders are as follows:

- *Voting Rights*—The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders generally.

- *Dividend Rights*—Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

- *Liquidation Rights*—Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.

Preferred Stock

As of December 31, 2021 and 2022, there were 5.0 million authorized shares of preferred stock, of which none was issued or outstanding.

Share Repurchase Program

On March 3, 2022, our board of directors authorized a program to repurchase up to $75.0 million of shares of our common stock from time to time through open-market transactions, privately negotiated transactions, accelerated share repurchases and other transactions in accordance with applicable security laws. The program expires on September 30, 2023 and can be discontinued at any time. During the year ended December 31, 2022, we repurchased $31.0 million, or 3.1 million shares, of our common stock on the open market under this program. Shares purchased pursuant to the program are recorded as treasury stock at cost in the Consolidated Balance Sheets. As of December 31, 2022, approximately $44.0 million of the amount authorized by the board under the current program remained available for additional purchases.

Datapipe Contingent Shares

On September 6, 2017, we entered into an Agreement and Plan of Merger (the "Datapipe Merger Agreement") pursuant to which we acquired Datapipe. In addition, the Datapipe Merger Agreement provides that we will be required to issue additional shares of our common stock to an affiliate of ABRY based on a MOIC on any "Measurement Date," as defined in the Datapipe Merger Agreement. The maximum number of shares of common stock issuable will not exceed 10,663,741 shares in the aggregate, subject to adjustment for stock splits, stock dividends, recombinations, reclassifications and similar equitable adjustments.

On February 2, 2021, we issued 2,665,935 shares of common stock for no additional consideration pursuant to the Datapipe Merger Agreement. If the MOIC exceeds 3.0x, which is indicated by a volume weighted average trading price of our common stock over 30 consecutive trading days of more than $25.00, we will be required to issue an additional 2,665,935 shares.

12. Share-Based Compensation and Employee Benefit Plans

Stock Plans

In April 2017, the Executive Committee of the board of directors authorized the company to adopt the 2017 Incentive Plan. On July 24, 2020, the board of directors approved, effective on August 7, 2020, the 2020 Incentive Plan and amendments to the 2017 Incentive Plan which, among other things, resulted in the termination of the 2017 Incentive Plan, except as it relates to outstanding awards, and any remaining shares reserved for future grants under the 2017 Incentive Plan were released.

The 2020 Incentive Plan provides for the grant of stock options, including incentive stock options, and nonqualified stock options, stock appreciation rights, restricted stock, RSUs, other stock-based incentive awards, dividend equivalents and cash-based awards (collectively, "awards"). Incentive stock options may be granted only to our employees or an employee of a parent or subsidiary. All other awards may be granted to employees and consultants of the company and its parents and subsidiaries, as well as all non-employee members of our board of directors.

For the years ended December 31, 2020, 2021 and 2022, the company granted stock options, RSU's (including performance-based RSUs) and restricted stock (collectively "restricted stock") under the Incentive Plans. The company issues new shares of its common stock to satisfy vesting of restricted stock and exercise of stock options under the Incentive Plans. All awards deduct one share from the Incentive Plans shares available for issuance for each share granted. The 2017 Incentive Plan began with 12.2 million shares authorized for grant and contained an evergreen feature whereby shares available increased each grant date based on the quantity of certain types of awards granted. Upon the approval of the 2020 Incentive Plan, the 2017 Incentive Plan was terminated, except as it relates to outstanding awards.

The maximum number of shares of our common stock available for issuance under the 2020 Incentive Plan was originally 25.0 million shares. On April 21, 2022, the board of directors approved a proposed amendment to the 2020 Incentive Plan to increase the maximum number of shares from 25.0 million shares to 50.0 million shares, subject to stockholder approval. The proposed amendment was subsequently approved by our stockholders as part of the 2022 Annual Meeting of Stockholders held on June 10, 2022. To the extent awards granted under the 2020 Incentive Plan terminate, expire or lapse, shares subject to such awards generally will again be available for future grant.

As of December 31, 2022, the total number of shares outstanding and the total number of shares available for future grants under the Incentive Plans was 23.0 million and 31.2 million, respectively.

The composition of the equity awards outstanding as of December 31, 2021 and 2022 was as follows:

(In millions)	December 31, 2021	December 31, 2022
Restricted stock	7.9	13.7
Stock options	11.0	9.3
Total outstanding awards	18.9	23.0

Stock Options

Stock options have been granted for a term of 10 years and generally vest ratably over a three-year period, subject to continued service. Certain executives have received stock options that vest in part subject to continued service ratably over a five-year period and in part based upon the attainment of performance and market conditions.

In 2021, we shifted away from granting stock options as we had in previous years, to granting restricted stock. As such, there were no stock options granted during the years ended December 31, 2021 or 2022.

The following table summarizes the stock option activity for the year ended December 31, 2022:

	Number of Shares (in millions)	Weighted Average Exercise Price	Weighted Average-Remaining Contractual Life	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2021	11.0	$ 12.73	7.28	$ 10.2
Granted	—	$ —		
Exercised	(0.1)	$ 10.46		
Forfeited	(0.9)	$ 13.17		
Expired	(0.7)	$ 13.49		
Outstanding at December 31, 2022	9.3	$ 12.65	3.85	$ —
Vested and exercisable at December 31, 2022	6.8	$ 12.69	3.88	$ —
Vested and exercisable at December 31, 2022 and expected to vest thereafter [1]	9.3	$ 12.65	3.85	$ —

(1) Forfeitures are recognized as they occur, rather than estimated.

The total pre-tax intrinsic value of the stock options exercised during the years ended December 31, 2020, 2021 and 2022 was $22.3 million, $35.0 million, and $0.1 million, respectively.

For the year ended December 31, 2020 we have granted stock options that include vesting terms dependent upon a service, performance and/or market condition. The performance criteria for the performance and market based stock options is tied to a liquidity event and the achievement of targets based on a MOIC for Apollo. The fair value of stock options with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation. The fair value of stock options with either solely a service requirement or with the combination of service and performance requirements is determined using the Black-Scholes valuation model, which requires us to make assumptions and judgments about variables related to our common stock and the related awards. The fair value of stock options is based on the fair value of the underlying common stock on the date of grant. Prior to the IPO, the fair value of the underlying common stock included estimates and judgments related to the discount rates and future discounted cash flows of the company based on management's internal forecasts. Share-based compensation expense is recognized over the awards requisite service period or over our best estimate of the period over which the performance condition will be met, as applicable. The following table presents the assumptions used to estimate the fair values of the stock options granted in the period presented:

	Year Ended December 31, 2020
Expected stock volatility [1]	55% - 61%
Expected dividend yield [2]	— %
Risk-free interest rate [3]	0.38% - 1.73%
Expected life [4]	5.5 - 6.5 years

(1) Management estimates volatility based on the historical trading volatility of a public company peer group and the implied volatility of our assets and current leverage.
(2) We have not issued dividends to date and do not anticipate issuing dividends.
(3) Based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent expected term.
(4) Represents the period that our share-based awards are expected to be outstanding. Management uses the simplified method for our estimation of the expected life as we do not have adequate historical data.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2020 was $8.09.

As of December 31, 2022, there was $2.1 million of total unrecognized compensation cost related to stock options, which will be recognized over a weighted average period of 2.2 years.

Restricted Stock

In 2021, we shifted away from granting stock options as we had in previous years, to granting restricted stock. The majority of our restricted stock grants were made as part of our annual compensation award process and vest ratably over a three-year period, subject to continued service. Restricted stock has also been granted to certain executives that vest in part subject to continued service ratably over a three or five-year period and in part based upon the attainment of performance and market conditions. The fair value of the service-vesting awards is measured based on the fair value of the underlying common stock on the date of the grant. The fair value of restricted stock with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation. Share-based compensation expense is recognized on a straight-line basis over the service period or over our best estimate of the period over which the performance condition will be met, as applicable.

In 2020, we granted restricted stock to all eligible employees on the date of our IPO. The fair value of these awards was based on the fair value of the underlying common stock on the date of the grant, and share-based compensation expense is recognized on a straight-line basis over the service period of six months.

Certain non-executive board members elected to receive a portion of their annual compensation in the form of restricted stock. The fair value of these service-vesting awards is measured based on the fair value of the underlying common stock on the date of grant, and share-based compensation expense is recognized on a straight-line basis over the one-year service period.

In August 2021, we granted certain awards, 0.6 million shares in total, to a participant with vesting dependent upon the attainment of predetermined financial performance results over the next three years. The performance metric that will determine vesting of these awards is Non-GAAP Operating Profit (as defined in the applicable award agreement) measured over a trailing four-quarter period. The fair value of these performance-vesting awards is measured based on the fair value of the underlying common stock on the date of grant, and share-based compensation expense is recognized when it is probable that the performance condition will be achieved. Probability is based upon probable achievement of the various targets in management's internal forecasts. These awards were forfeited upon the participant's separation from the company.

During 2022, we granted 11.1 million RSUs under the 2020 Incentive Plan with a weighted average grant date fair value of $8.68. The majority of the RSUs were granted as part of our annual compensation award process and vest ratable over a three-year period, subject to continued service.

In addition, during 2022, 2.6 million PSUs were granted. These PSUs represent the target amount of grants, and the actual number of shares awarded upon vesting may vary depending upon the achievement of the relevant market condition which is based on Rackspace's Total Shareholder Return ("TSR") relative to the TSR of a comparator group of IT and Cloud Services Companies. The awards are eligible to vest in equal annual installments over three years based on the attainment of the market condition and the employee's continued service through the end of the applicable measurement period and were valued using a Monte Carlo simulation. The following table presents the assumptions used to estimate the fair values of the PSUs granted in the period presented:

	Year Ended December 31, 2022
Expected stock volatility [1]	54% - 63%
Expected dividend yield [2]	—%
Risk-free interest rate [3]	2.32% - 4.34%

(1) Management estimates volatility based on the historical trading volatility of a public company peer group and the implied volatility of our assets and current leverage.
(2) We have not issued dividends to date and do not anticipate issuing dividends.
(3) Based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent expected term.

The following table summarizes our restricted stock activity for the year ended December 31, 2022:

	Number of Units or Shares (in millions)		Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2021	7.9	$	17.07
Granted	13.7	$	8.70
Released	(3.7)	$	16.53
Cancelled	(4.2)	$	13.34
Outstanding at December 31, 2022	13.7	$	9.96
Expected to vest after at December 31, 2022 [1]	13.7	$	9.96

(1)   Forfeitures are recognized as they occur, rather than estimated.

The weighted-average grant-date fair value of restricted stock granted during the years ended December 31, 2020 and 2021 was $17.74 and $17.80, respectively.

The total pre-tax intrinsic value of the restricted stock released during the years ended December 31, 2020, 2021 and 2022 was $3.6 million, $35.2 million and $30.7 million, respectively.

As of December 31, 2022, there was $100.4 million of total unrecognized compensation cost related to restricted stock, which will be recognized using the straight-line method over a weighted average period of 2.1 years.

Employee Stock Purchase Plan

The ESPP was approved by the company's board of directors on July 24, 2020 and became effective on August 7, 2020. Under the ESPP, eligible employees may purchase a limited number of shares of our common stock at the lesser of 85% of the market value on the enrollment date or 85% of the market value on the purchase date. The fair value on each enrollment date is determined using the Black-Scholes option-pricing model. Share-based compensation expense is recognized on a straight-line basis over the offering period. We issued 0.4 million, 0.7 million and 0.8 million shares through the ESPP during the years ended December 31, 2020, 2021 and 2022, respectively. The share-based compensation expense recognized for the ESPP was $1.5 million, $4.5 million and $1.9 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, there was no unrecognized compensation cost related to the ESPP. The shares available for issuance under the ESPP is 9.6 million shares as of December 31, 2022.

Share-Based Compensation Expense

In connection with the departure of certain executives during the years ended December 31, 2020, 2021, and 2022 we accelerated vesting of options and restricted stock for awards with service-only vesting conditions and extended the post termination option exercise period. These modifications resulted in incremental expense of $3.5 million and $0.8 million during the years ended December 31, 2020 and 2021, respectively, and a reduction of expense of $2.0 million during the year ended December 31, 2022.

Upon the completion of the IPO, it was determined that certain awards with performance and market conditions, tied to a liquidity event and the achievement of targets based on a MOIC for Apollo, were probable of vesting. As a result of this change in estimate, the company recognized $20.2 million of share-based compensation expense, related to service received since the grant date of the respective awards, during the year ended December 31, 2020.

Share-based compensation expense recognized for the years ended December 31, 2020, 2021 and 2022 was as follows:

(In millions)	Year Ended December 31,					
	2020		**2021**		**2022**	
Cost of revenue	$	14.5	$	16.7	$	11.6
Selling, general and administrative expenses		60.0		58.7		57.9
Pre-tax share-based compensation expense		74.5		75.4		69.5
Less: Income tax benefit		(15.6)		(15.8)		(14.6)
Total share-based compensation expense, net of tax	$	58.9	$	59.6	$	54.9

Employee Benefit Plans

We sponsor defined contribution plans whereby employees may elect to contribute a portion of their annual compensation to the plans, after complying with certain limitations. The plans also include a discretionary employer contribution. Contribution expense recognized for these plans was $16.0 million, $15.2 million and $15.7 million for the years ended December 31, 2020, 2021 and 2022, respectively.

13. Taxes

The benefit for income taxes consisted of the following:

(In millions)	Year Ended December 31,		
	2020	**2021**	**2022**
Federal	$ (4.1)	$ (0.3)	$ 0.2
Foreign	9.6	5.6	11.4
State	1.9	5.4	4.3
Total current	7.4	10.7	15.9
Deferred:			
Federal	(58.6)	(26.1)	(81.7)
Foreign	(6.0)	(14.3)	(6.7)
State	(9.0)	(1.1)	(20.4)
Total deferred	(73.6)	(41.5)	(108.8)
Total benefit for income taxes	$ (66.2)	$ (30.8)	$ (92.9)

Loss before income taxes from U.S. and foreign operations were as follows:

(In millions)	Year Ended December 31,		
	2020	**2021**	**2022**
U.S.	$ (311.1)	$ (204.9)	$ (819.6)
Foreign	(0.9)	(44.2)	(78.1)
Total loss before income taxes	$ (312.0)	$ (249.1)	$ (897.7)

A reconciliation of the statutory federal tax rate to the effective tax rate is as follows:

	Year Ended December 31,		
	2020	**2021**	**2022**
Statutory federal tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	2.4 %	(0.3)%	1.6 %
Tax rate differentials for international jurisdictions	(2.5)%	0.4 %	(1.1)%
Research and development credit	2.9 %	(0.4)%	— %
Effects of other enacted tax law and rate changes	(0.4)%	(0.3)%	0.1 %
Valuation allowance	(0.5)%	(0.7)%	(0.1)%
Share-based compensation	(0.3)%	0.1 %	(0.6)%
Nondeductible compensation	(2.2)%	(2.5)%	(0.7)%
Tax impact of goodwill impairment	— %	(4.4)%	(9.9)%
Other, net	0.8 %	(0.5)%	— %
Effective tax rate	21.2 %	12.4 %	10.3 %

Deferred Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes using the enacted tax rates in effect for the year in which the differences are expected to be reversed. Significant components of our deferred tax assets and liabilities are as follows:

(In millions)	December 31, 2021	December 31, 2022
Deferred tax assets:		
Share-based compensation	$ 13.9	$ 15.3
Accruals not currently deductible	18.9	17.4
Finance lease liabilities	66.8	64.7
Net operating loss carryforwards	122.6	56.8
Foreign tax credit	34.4	33.7
Research and development credits	29.2	29.4
Depreciation and amortization	6.9	4.2
Disallowed interest carryforward	19.2	43.8
Operating lease liabilities	40.0	35.5
Other	15.7	20.2
Total gross deferred tax assets	367.6	321.0
Valuation allowance	(58.3)	(58.5)
Total net deferred tax assets	309.3	262.5
Deferred tax liabilities:		
Depreciation and amortization	443.6	294.9
Finance lease liabilities	6.2	7.2
Capitalized costs	12.4	11.7
Interest rate swaps	5.4	32.2
Operating right-of-use assets	38.4	31.8
Other	3.8	5.4
Total gross deferred tax liabilities	509.8	383.2
Net deferred tax liabilities	$ 200.5	$ 120.7

As of December 31, 2022, we have $157.1 million of federal net operating loss carryforwards, $4.4 million of which expire at various dates through 2036, and $152.7 million of which have an indefinite carryforward period. Additionally, we have $66.7 million of federal tax credit carryforwards expiring at various dates through 2040. We have $117.9 million of foreign net operating losses, $1.9 million of which have carryforward periods ranging from 5 to 20 years, and $116.0 million of which have an indefinite carryforward period. Certain federal and foreign net operating loss carryforwards are subject to various limitations under Section 382 of the IRC and the applicable statutory foreign tax laws. We have disallowed interest expense carryforwards in the U.S. of $167.2 million that can be carried forward indefinitely.

We've recorded a valuation allowance with respect to certain of our deferred tax assets relating primarily to operating losses in certain U.S. state and foreign jurisdictions and federal foreign tax credits that we believe are not likely to be realized. For the rest of the deferred tax assets, valuation allowances were not deemed necessary based upon the determination that income created by reversing deferred tax liabilities will be sufficient to utilize deferred tax assets prior to the expiration of any applicable carryforward periods.

The effective tax rate for the year ended December 31, 2020 was primarily impacted by deductions disallowed by Section 162(m) of the IRC, the impact of changes in income tax rates, changes in valuation allowances, R&D credits, changes to income tax reserves and other permanently nondeductible items. The effective tax rate for the year ended December 31, 2021 was impacted by deductions disallowed by Section 162(m) of the IRC, changes in valuation allowances, the tax impact associated with a goodwill impairment, changes to income tax reserves and other permanently nondeductible items. The effective tax rate for the year ended December 31, 2022 was primarily impacted by the tax impact associated with the goodwill impairments, the geographic distribution of profits, tax effects from share-based compensation and executive compensation that in nondeductible under IRC Section 162(m) of the IRC.

We do not permanently reinvest our foreign earnings due to the debt service requirements of our capital structure. Due to historic, internal tax restructurings, we have effectively recognized any tax impact of the repatriation of foreign earnings. Thus, as of December 31, 2022, there is no deferred tax liability for undistributed foreign earnings.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law. The IRA introduces a new corporate minimum tax of 15% on global adjusted financial statement income. Additionally, the IRA imposes a 1% excise tax on stock repurchases made after December 31, 2022. We are currently evaluating the impact of the IRA but do not expect there will be a material impact to our consolidated financial statements.

Uncertain Tax Positions

We file income tax returns in each jurisdiction in which we operate, both domestically and internationally. Due to the complexity involved with certain tax matters, we have considered all relevant facts and circumstances for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. We believe that there are no other jurisdictions in which the outcome of uncertain tax matters is likely to be material to our results of operations, financial position or cash flows. We further believe that we have made adequate provision for all income tax uncertainties.

A rollforward of unrecognized tax benefits, excluding accrued penalties and interest, for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year Ended December 31,		
(In millions)	**2020**	**2021**	**2022**
Balance, beginning of period	$ 53.2	$ 51.0	$ 52.4
Additions based on tax positions related to the current year	4.9	9.0	10.9
Additions for tax positions of prior years	11.1	15.9	0.3
Reduction for statute expiration	(2.4)	(16.7)	(4.7)
Reductions for tax positions of prior years	(15.8)	(6.2)	(1.9)
Settlements	—	(0.6)	—
Balance, end of period [1]	$ 51.0	$ 52.4	$ 57.0

(1)   Included within non-current liabilities in the Consolidated Balance Sheets

Of the total amount of unrecognized tax benefits as of December 31, 2020, 2021 and 2022, $42.3 million, $37.8 million and $41.6 million, respectively, if recognized, would favorably impact our effective tax rate. We do not expect the amount of unrecognized tax benefits disclosed above to change significantly over the next 12 months.

We recognize interest expense and penalties related to income tax matters within "Benefit for income taxes" on our Consolidated Statements of Comprehensive Loss. Accrued interest and penalties as of December 31, 2020, 2021 and 2022 were $2.4 million, $3.5 million and $4.4 million, respectively.

We are subject to U.S. federal income tax and various state, local, and international income taxes in numerous jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenue and expenses in different jurisdictions and the timing of recognizing revenue and expenses. As such, our effective tax rate is impacted by the geographical distribution of income and mix of profits in the various jurisdictions. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file.

We currently file income tax returns in the U.S. and all foreign jurisdictions in which we have entities, which are periodically under audit by federal, state, and foreign tax authorities. These audits can involve complex matters that may require an extended period of time for resolution. We remain subject to U.S. federal and state income tax examinations for the tax years 2018 through 2022 and in the foreign jurisdictions in which we operate for varying periods from 2010 through 2022. We currently have income tax examinations open in Texas for tax years 2014 through 2018 and New York City for 2017 through 2019. Additionally, we are currently under tax audit in India for the fiscal year ended March 31, 2020.

Although the outcome of open tax audits is uncertain, in management's opinion, adequate provisions for income taxes have been made. If actual outcomes differ materially from these estimates, they could have a material impact on our financial condition and results of operations. Differences between actual results and assumptions or changes in assumptions in future periods are recorded in the period they become known. To the extent additional information becomes available prior to resolution, such accruals are adjusted to reflect probable outcomes.

14. Derivatives

Interest Rate Swaps

Prior to January 9, 2020, none of our floating-to-fixed interest rate swap agreements were designated as cash flow hedges of interest rate risk for accounting purposes, therefore, all changes in the fair value of the interest rate swap agreements were recorded to "Interest expense" in the Consolidated Statements of Comprehensive Loss. On January 9, 2020, we designated certain of our swaps as cash flow hedges. On the designation date, the cash flow hedges were in a $39.9 million liability position. The cash flow hedges were expected to be highly effective on the designation date and, on a quarterly basis, we performed retrospective and prospective regression assessments to determine whether the cash flow hedges continue to be highly effective. As long as the cash flow hedges are highly effective, changes in fair value are recorded to "Accumulated other comprehensive income" in the Consolidated Balance Sheets and reclassified to "Interest expense" in the period when the underlying transaction affects earnings. The income tax effects of cash flow hedges are released from "Accumulated other comprehensive income" in the period when the underlying transaction affects earnings. Any stranded income tax effects are released from "Accumulated other comprehensive income" into "Benefit for income taxes" under the portfolio approach.

During the year ended December 31, 2021, we completed a series of transactions to modify our interest rate swap positions as follows: (i) All the interest rate swaps outstanding as of December 31, 2020, with the exception of the agreement that matured on February 3, 2021, were de-designated as cash flow hedges on January 31, 2021, (ii) on February 12, 2021, we entered into a $900.0 million receive-fixed interest rate swap which was designed to offset the terms of the remaining two December 2016 swaps, and (iii) on February 12, 2021, we terminated all December 2018 swaps and entered into a $1.35 billion pay-fixed interest rate swap, effectively blending the liability position of our existing interest rate swap agreements into the new swap and extending the term of our hedged position to February 2026.

The amount remaining in "Accumulated other comprehensive income" for the de-designated December 2016 and December 2018 swaps at the de-designation date was approximately $51.6 million, and is being amortized as an increase to "Interest expense" over the effective period of the original swap agreements.

The new receive-fixed interest rate swap qualifies as a hybrid instrument in accordance with ASC No. 815, *Derivatives and Hedging*, consisting of a loan and an embedded derivative for which the fair value option has been elected. This $900.0 million swap will remain undesignated to economically offset the now undesignated December 2016 swaps. This new swap and the December 2016 swaps matured on February 3, 2022. Cash settlements related to this receive-fixed interest rate swap will offset and are classified as operating activities in the Consolidated Statements of Cash Flows.

The new pay-fixed interest rate swap also qualifies as a hybrid instrument in accordance with ASC No. 815, *Derivatives and Hedging*, consisting of a loan and an embedded at-market derivative that was designated as a cash flow hedge. The loan is accounted for at amortized cost over the life of the swap while the embedded at-market derivative is accounted for at fair value. This new $1.35 billion swap is indexed to three-month LIBOR and is being net settled on a quarterly basis with the counterparty for the difference between the fixed rate of 2.3820% and the variable rate based upon three-month LIBOR (subject to a floor of 0.75%) as applied to the notional amount of the swap. In connection with the transactions discussed above, no cash was exchanged between us and the counterparty. The liability of the terminated interest rate swaps as well as the inception value of the receive-fixed interest rate swap was blended into the new pay-fixed interest rate swap. The cash flows related to the portion treated as debt is classified as financing activities in the Consolidated Statements of Cash Flows while the portion treated as an at-market derivative is classified as operating activities.

As of December 31, 2021 and 2022, the cash flow hedge was highly effective.

The key terms of interest rate swaps are presented below:

Effective Date	Fixed Rate Paid (Received)	December 31, 2021		December 31, 2022		Maturity Date
		Notional Amount (in millions)	Status	Notional Amount (in millions)	Status	
Entered into December 2016:						
February 3, 2017	1.9040%	$ 450.0	Active	$ —	Matured	February 3, 2022
February 3, 2017	1.9040%	450.0	Active	—	Matured	February 3, 2022
Entered into December 2018:						
February 3, 2019	2.7490%	—	Terminated	—	Terminated	November 3, 2023
February 3, 2020	2.7350%	—	Terminated	—	Terminated	November 3, 2023
February 3, 2021	2.7360%	—	Terminated	—	Terminated	November 3, 2023
February 3, 2022	2.7800%	—	Terminated	—	Terminated	November 3, 2023
Entered into February 2021:						
February 3, 2021	(1.9040)%	(900.0)	Active	—	Matured	February 3, 2022
February 9, 2021	2.3820%	1,350.0	Active	1,350.0	Active	February 9, 2026
Total		$ 1,350.0		$ 1,350.0		

Foreign Currency Hedging Contracts

In November 2019, we entered into two foreign currency net-zero cost collar contracts with an aggregate notional amount of £100 million and a maturity date of November 30, 2020. Under the terms of the contracts, the British pound sterling to U.S. dollar exchange rate floats between 1.2375 and 1.3475. On March 26, 2020, we settled one of these contracts, with an aggregate notional amount of £50 million, and we received a final net payment of $1.9 million and on November 19, 2020, we settled the remaining contract, with an aggregate notional amount of £50 million, and we made a final net payment of $0.2 million.

During 2020, we entered into a series of foreign currency contracts to manage our exposure to movements in the British pound sterling, Euro, and Mexican peso. These contracts had three-month terms and settled at various dates throughout the year, which resulted in us making aggregate payments of $5.4 million.

During the fourth quarter of 2020, we entered into two foreign currency forward contracts. Under the terms of these contracts, we sold a total of £80 million at an average rate of 1.3388 British pound sterling to U.S. dollar and received $107.1 million. These contracts settled on November 30, 2021 and we received a final net payment of $0.4 million.

As of December 31, 2021 and 2022, there were no foreign currency hedging contracts outstanding.

Fair Values of Derivatives on the Consolidated Balance Sheets

The fair values of our derivatives and their location on the Consolidated Balance Sheets as of December 31, 2021 and 2022 were as follows:

(In millions)		December 31, 2021		December 31, 2022	
		Assets	Liabilities	Assets	Liabilities
Derivatives not designated as hedging instruments	**Location**				
Interest rate swaps	Other current assets [(1)]	$ 1.5	$ —	$ —	$ —
Interest rate swaps	Other current liabilities	—	1.5	—	—
Total		$ 1.5	$ 1.5	$ —	$ —
Derivatives designated as hedging instruments	**Location**				
Interest rate swaps	Other current assets	$ —	$ —	$ 44.3	$ —
Interest rate swaps	Other non-current assets	23.6	—	80.5	—
Interest rate swaps	Other current liabilities [(2)]	—	20.8	—	17.3
Interest rate swaps	Other non-current liabilities [(3)]	—	56.4	—	39.1
Total		$ 23.6	$ 77.2	$ 124.8	$ 56.4

(1)   The entire balance as of December 31, 2021 is comprised of the receive-fixed interest rate swap for which the fair value option has been elected.
(2)   The balance as of December 31, 2021 and 2022 includes $17.2 million and $17.3 million, respectively, related to the financing component of the pay-fixed interest rate swap.
(3)   The entire balance is comprised of the financing component of the pay-fixed interest rate swap.

For financial statement presentation purposes, we do not offset assets and liabilities under master netting arrangements and all amounts above are presented on a gross basis. The following table, however, is presented on a net asset and net liability basis:

(In millions)	December 31, 2021			December 31, 2022		
	Gross Amounts on Balance Sheet	Effect of Counterparty Netting	Net Amounts	Gross Amounts on Balance Sheet	Effect of Counterparty Netting	Net Amounts
Assets						
Interest rate swaps	$ 25.1	$ (25.1)	$ —	$ 124.8	$ (56.4)	$ 68.4
Liabilities						
Interest rate swaps	$ 78.7	$ (25.1)	$ 53.6	$ 56.4	$ (56.4)	$ —

Effect of Derivatives on the Consolidated Statements of Comprehensive Loss

The effect of our derivatives and their location on the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2021 and 2022 was as follows:

		Year Ended December 31,		
(In millions)		**2020**	**2021**	**2022**
Derivatives not designated as hedging instruments	**Location**			
Interest rate swaps	Interest expense	$ (3.2)	$ (19.1)	$ (18.5)
Foreign currency contracts	Other income (expense), net	$ (3.8)	$ 2.1	$ —
Derivatives designated as hedging instruments	**Location**			
Interest rate swaps	Interest expense	$ (11.0)	$ (6.2)	$ 11.9

Interest expense was $268.4 million, $205.1 million and $208.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, the amount of cash flow hedge gain included within "Accumulated other comprehensive income" that is expected to be reclassified as a reduction to "Interest expense" over the next 12 months is approximately $36.0 million. See Note 15, "Accumulated Other Comprehensive Income (Loss)," for information regarding changes in fair value of our derivatives designated as hedging instruments.

Credit-risk-related Contingent Features

We have agreements with interest rate swap counterparties that contain a provision whereby if we default on any of our material indebtedness, then we could also be declared in default of our interest rate swap agreements. As of December 31, 2022, our outstanding interest rate swap agreement was in a net asset position.

15. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consisted of the following:

(In millions)	Accumulated Foreign Currency Translation Adjustments		Accumulated Loss on Derivative Contracts		Accumulated Other Comprehensive Income (Loss)	
Balance at December 31, 2019	$	12.0	$	—	$	12.0
Foreign currency translation adjustments, net of tax expense of $1.1 million		8.8		—		8.8
Unrealized loss on derivative contracts, net of tax benefit of $16.3 million		—		(47.6)		(47.6)
Amount reclassified from Accumulated comprehensive income (loss) into earnings, net of tax benefit of $2.8 million [(1)]		—		8.2		8.2
Balance at December 31, 2020	$	20.8	$	(39.4)	$	(18.6)
Foreign currency translation adjustments, net of tax benefit of $0.6 million		(3.6)		—		(3.6)
Unrealized gain on derivative contracts, net of tax expense of $3.9 million		—		11.5		11.5
Amount reclassified from Accumulated comprehensive income (loss) into earnings, net of tax benefit of $6.0 million [(2)]		—		17.6		17.6
Balance at December 31, 2021	$	17.2	$	(10.3)	$	6.9
Foreign currency translation adjustments, net of tax benefit of $2.3 million		(27.2)		—		(27.2)
Unrealized gain on derivative contracts, net of tax expense of $30.0 million		—		86.9		86.9
Amount reclassified from Accumulated comprehensive income (loss) into earnings, net of tax benefit of $1.6 million [(3)]		—		4.8		4.8
Balance at December 31, 2022	$	(10.0)	$	81.4	$	71.4

(1) Includes interest expense recognized of $16.8 million, partially offset by amortization of off-market swap value of $5.8 million for the year ended December 31, 2020.

(2) Includes interest expense recognized of $6.4 million and amortization of off-market swap value and accumulated loss at hedge de-designation of $17.1 million for the year ended December 31, 2021.

(3) Includes amortization of off-market swap value and accumulated loss at hedge de-designation of $18.5 million for year ended December 31, 2022, partially offset by a reduction to interest expense recognized of $12.1 million.

16. Related Party Transactions

On November 3, 2016, Rackspace Technology Global entered into management consulting agreements with affiliates of Apollo and Searchlight and on November 15, 2017, in connection with the Datapipe acquisition, Rackspace Technology Global entered into a management consulting agreement with ABRY. Under these agreements, we were required to pay them a quarterly, nonrefundable fee for consulting services in areas such as finance, strategy, investment, and acquisitions based on EBITDA, as defined in the First Lien Credit Agreement. For Apollo and Searchlight, the consulting fee was equal to 1.5% of EBITDA, or a minimum annual consulting fee of $10.0 million. Under the ABRY agreement, the consulting fee was equal to a specified percentage of 1.5% of EBITDA. For the year ended December 31, 2020, we recorded $8.4 million of management consulting fees within "Selling, general and administrative expenses" in the Consolidated Statements of Comprehensive Loss.

On July 24, 2020, we executed termination letters with each of the parties to the above agreements, whereby all such agreements terminated effective as of the pricing of the IPO on August 4, 2020. Therefore no management consulting or acquisition-related fees were accrued or were payable under any of these agreements for periods subsequent to August 4, 2020.

As part of the IPO, Apollo Global Securities, an affiliate of Apollo, received fees of $2.7 million in connection with their role as an underwriter in the IPO.

Apollo Global Securities also received $0.6 million in connection with their role as an initial purchaser of the 5.375% Senior Notes issued on December 1, 2020, $0.6 million in connection with their role as an initial purchaser of the 3.50% Senior Secured Notes issued on February 9, 2021, and $2.3 million in arranger fees in connection with the entry into the Term Loan Facility on February 9, 2021.

Affiliates of ABRY are also Term Loan Facility lenders under the First Lien Credit Agreement. As of December 31, 2022, the outstanding principal amount of the Term Loan Facility was $2,259.8 million, of which $56.0 million, or 2.5%, is due to ABRY affiliates.

On February 2, 2021, we issued 2,665,935 shares of common stock to DPH 123, LLC, an ABRY affiliate, for no additional consideration pursuant to the Agreement and Plan of Merger, dated as of September 6, 2017, in connection with our November 15, 2017 acquisition of Datapipe.

17. Segment Reporting

We have organized our operations into the following three operating segments, which correspond directly to our reportable segments: Multicloud Services, Apps & Cross Platform, and OpenStack Public Cloud. Our segments are based upon a number of factors, including, the basis for our budgets and forecasts, organizational and management structure and the financial information regularly used by our Chief Operating Decision Maker to make key decisions and to assess performance. We assess financial performance of our segments on the basis of revenue and segment gross profit. For the calculation of segment gross profit, we allocate certain costs, such as data center operating costs, customer support costs, license expense, and depreciation, to our segments generally based on segment revenue.

The table below presents a reconciliation of revenue by reportable segment to consolidated revenue and a reconciliation of consolidated segment gross profit to consolidated loss before income taxes for the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,					
(In millions)		2020		2021		2022
Revenue by segment:						
Multicloud Services	$	2,141.5	$	2,449.1	$	2,574.9
Apps & Cross Platform		336.6		377.6		396.9
OpenStack Public Cloud		229.0		182.8		150.5
Total consolidated revenue	$	2,707.1	$	3,009.5	$	3,122.3
Segment gross profit:						
Multicloud Services	$	810.2	$	793.4	$	701.7
Apps & Cross Platform		115.5		135.9		139.2
OpenStack Public Cloud		100.3		67.1		43.3
Total consolidated segment gross profit		1,026.0		996.4		884.2
Less:						
Share-based compensation expense		(14.5)		(16.7)		(11.6)
Other compensation expense [1]		(5.9)		(2.7)		(1.9)
Purchase accounting impact on expense [2]		(5.9)		(4.7)		(2.7)
Restructuring and transformation expenses [3]		(15.3)		(35.5)		(10.9)
Hosted Exchange incident expenses		—		—		(0.2)
Selling, general and administrative expenses		(959.7)		(906.8)		(855.3)
Impairment of goodwill		—		(52.4)		(534.5)
Impairment of assets		—		—		(146.1)
Gain on sale of land		—		19.9		—
Interest expense		(268.4)		(205.1)		(208.5)
Gain (loss) on investments, net		0.7		(3.0)		(0.2)
Debt modification and extinguishment costs		(71.5)		(37.5)		—
Other income (expense), net		2.5		(1.0)		(10.0)
Total consolidated loss before income taxes	$	(312.0)	$	(249.1)	$	(897.7)

(1)   Adjustments for retention bonuses, mainly in connection with restructuring and transformation projects, and the related payroll tax, and payroll taxes associated with the exercise of stock options and vesting of restricted stock.
(2)   Adjustment for the impact of purchase accounting from the Rackspace Acquisition on expenses.
(3)   Adjustment for the impact of business transformation and optimization activities, as well as associated severance, facility closure costs and lease termination expenses. This amount also includes certain costs associated with the July 2021 Restructuring Plan which are not accounted for as exit and disposal costs under ASC 420, including one-time offshore build out costs.

Management does not use total assets by segment to evaluate segment performance or allocate resources. As such, total assets by segment are not disclosed.

Geographic Information

The tables below present revenue by geographic region and by country for the years ended December 31, 2020, 2021 and 2022. Revenue amounts are based upon the location of the support function servicing the customer.

(In millions)	Year Ended December 31,		
	2020	**2021**	**2022**
Americas	$ 2,027.8	$ 2,253.4	$ 2,341.7
EMEA	585.2	632.9	626.6
APJ	94.1	123.2	154.0
Total revenue	$ 2,707.1	$ 3,009.5	$ 3,122.3

(In millions)	Year Ended December 31,		
	2020	**2021**	**2022**
United States	$ 1,948.0	$ 2,157.0	$ 2,209.2
United Kingdom	583.6	542.3	521.6
Other foreign countries [1]	175.5	310.2	391.5
Total revenue	$ 2,707.1	$ 3,009.5	$ 3,122.3

(1) No other foreign country had revenue that exceeded 10% of total consolidated revenue for the years ended December 31, 2020, 2021 and 2022.

The table below presents property, equipment and software, net by country, based on the physical location of the assets, as of December 31, 2021 and 2022:

(In millions)	December 31, 2021	December 31, 2022
United States	$ 652.8	$ 487.9
United Kingdom	146.1	116.7
Other foreign countries [1]	27.8	23.7
Total property, equipment and software, net	$ 826.7	$ 628.3

(1) No other foreign country had property, equipment and software, net that exceeded 10% of total consolidated property, equipment and software, net as of December 31, 2021 and 2022.

18. Condensed Financial Information of Registrant (Parent Company Only)

RACKSPACE TECHNOLOGY, INC. (Parent Company Only)
CONDENSED BALANCE SHEETS

(In millions, except per share data)	December 31, 2021	December 31, 2022
ASSETS		
Investment in subsidiaries of Parent	$ 1,327.4	$ 629.5
Total assets	$ 1,327.4	$ 629.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Stockholders' equity:		
Preferred stock, $0.01 par value per share: 5.0 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share: 1,495.0 shares authorized; 211.2 and 215.7 shares issued; 211.2 and 212.6 shares outstanding, respectively	2.1	2.2
Additional paid-in capital	2,500.0	2,573.3
Accumulated other comprehensive income	6.9	71.4
Accumulated deficit	(1,181.6)	(1,986.4)
Treasury stock, at cost; zero and 3.1 shares held, respectively	—	(31.0)
Total stockholders' equity	1,327.4	629.5
Total liabilities and stockholders' equity	$ 1,327.4	$ 629.5

The accompanying note is an integral part of these condensed financial statements.

RACKSPACE TECHNOLOGY, INC. (Parent Company Only)
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(In millions, except per share data)	Year Ended December 31,		
	2020	2021	2022
Equity in net losses in Parent's subsidiaries	$ (245.8)	$ (218.3)	$ (804.8)
Net loss and total comprehensive loss	$ (245.8)	$ (218.3)	$ (804.8)
Net loss per share			
Basic and diluted	$ (1.37)	$ (1.05)	$ (3.81)
Weighted average number of shares outstanding:			
Basic and diluted	179.6	208.0	211.2

The accompanying note is an integral part of these condensed financial statements.

A condensed statement of cash flows has not been presented as Rackspace Technology did not have any cash as of, or at any point in time during, the years ended December 31, 2020, 2021 and 2022.

NOTE TO CONDENSED FINANCIAL STATEMENTS OF REGISTRANT (Parent Company Only)

Basis of Presentation

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Rackspace Technology, Inc. ("Parent") (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Parent. The ability of Parent's operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries' First Lien Credit Agreement and the Indentures, as described in Note 6, "Debt" to the audited consolidated financial statements.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this report.

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2022 that our disclosure controls and procedures were effective such that the information relating to the company, including our consolidated subsidiaries, required to be disclosed in the reports we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report which appears in Part II, Item 8 of this Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Internal Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B – OTHER INFORMATION

None.

ITEM 9C – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to Rackspace Technology's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

We have adopted the Rackspace Technology, Inc. Code of Conduct and Business Ethics (the "Code of Conduct") that applies to all of our employees, officers and directors, including, without limitation, our Chief Executive Officer, Chief Financial Officer, and other finance organization employees. The Code of Conduct, as well as any waiver of a provision of the Code of Conduct granted to any senior officer or director or material amendment to the Code of Conduct, if any, may be found on our website at ir.rackspace.com under "Corporate Governance."

ITEM 11 – EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to Rackspace Technology's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to Rackspace Technology's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to Rackspace Technology's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to Rackspace Technology's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report:

(1) Consolidated Financial Statements

The consolidated financial statements filed as part of this report are listed on the Index to Consolidated Financial Statements in Item 8 of this Annual Report.

(2) Financial Statement Schedules

All schedules have been omitted because they are not required or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

See the accompanying Index to Exhibits, which is incorporated by reference.

ITEM 16 – 10-K SUMMARY

None.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
3.1	Second Amended and Restated Certificate of Incorporation of Rackspace Technology, Inc. (incorporated by reference from Exhibit 3.1 to Rackspace Technology, Inc.’s Form S-8, filed on August 5, 2020)
3.2	Second Amended and Restated Bylaws of Rackspace Technology, Inc. (incorporated by reference from Exhibit 3.2 to Rackspace Technology, Inc.’s Form S-8, filed on August 5, 2020)
4.1	Indenture, dated as of December 1, 2020, among Rackspace Technology Global, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Exhibit 4.1 to Rackspace Technology, Inc.’s Form 8-K, filed on December 1, 2020)
4.2	Description of Capital Stock (incorporated by reference from Exhibit 4.2 to Rackspace Technology, Inc.’s Form 10-K for the year ended December 31, 2020)
4.3	Indenture, dated as of February 9, 2021, among Rackspace Technology Global, Inc., the subsidiary guarantors party thereto from time to time and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Exhibit 4.1 to Rackspace Technology, Inc.'s Form 8-K, filed on February 9, 2021)
10.1	First Lien Credit Agreement, dated as of November 3, 2016, among Inception Parent, Inc., Inception Merger Sub, Inc., the lenders party thereto, and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.’s Registration Statement on Form S-1 filed on July 10, 2020)
10.2	Joinder to First Lien Credit Agreement, dated as of November 3, 2016, by Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.) (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.’s Registration Statement on Form S-1 filed on July 10, 2020)
10.3	Incremental Assumption and Amendment Agreement, dated as of December 20, 2016, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.3 to Rackspace Technology, Inc.’s Registration Statement on Form S-1 filed on July 10, 2020)
10.4	Incremental Assumption and Amendment Agreement No. 2, dated as of June 21, 2017, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.4 to Rackspace Technology, Inc.’s Registration Statement on Form S-1 filed on July 10, 2020)
10.5	Incremental Assumption and Amendment Agreement No. 3, dated as of November 15, 2017, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.5 to Rackspace Technology, Inc.’s Registration Statement on Form S-1 filed on July 10, 2020)
10.6	Incremental Assumption Agreement No. 4, dated as of July 20, 2020, among Inception Parent, Inc., Rackspace Technology Global Inc., the subsidiary loan parties, the lenders party thereto and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.4 to Rackspace Technology, Inc.’s Form 8-K filed on August 7, 2020)
10.7	Incremental Assumption Agreement No. 5, dated as of February 9, 2021, among Rackspace Technology Global, Inc., the subsidiary loan parties, the lenders party thereto and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.’s Form 8-K, filed on February 9, 2021)
10.8	Amended and Restated Investor Rights Agreement, dated as of August 4, 2020, among Rackspace Technology, Inc., Searchlight Capital II, L.P., Searchlight Capital II PV, L.P. and AP VIII Inception Holdings, L.P. (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.’s Form 8-K filed on August 7, 2020)
10.9	Amended and Restated Investor Rights Agreement, dated as of August 4, 2020, among Rackspace Technology, Inc., DPH 123, LLC, ACE Investment Holdings, LLC, AP VIII Inception Holdings, L.P. and solely for purposes of Section 4.1 thereof, ABRY Partners VIII, L.P. (incorporated by reference from Exhibit 10.3 to Rackspace Technology Inc.’s Form 8-K filed on August 7, 2020)
10.10	Amendment to Amended and Restated Investor Rights Agreement, dated as of December 7, 2020, between Rackspace Technology, Inc., AP VIII Inception Holdings, L.P. and Searchlight (incorporated by reference from Exhibit 10.9 to Rackspace Technology, Inc.’s Form 10-K for the year ended December 31, 2020)
10.11	Amendment to Amended and Restated Investor Rights Agreement, dated as of December 7, 2020, between Rackspace Technology, Inc., AP VIII Inception Holdings, L.P. and ABRY (incorporated by reference from Exhibit 10.10 to Rackspace Technology, Inc.’s Form 10-K for the year ended December 31, 2020)

10.12	Registration Rights Agreement, dated as of August 4, 2020, among Rackspace Technology, Inc. and the Holders party thereto (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 8-K filed on August 7, 2020)
10.13	Agreement and Plan of Merger, dated as of September 6, 2017, among Rackspace Technology, Inc. (f.k.a. Inception Topco, Inc.), Drake Merger Sub I, Inc., Drake Merger Sub II, LLC, Inception Intermediate, Inc., Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), Datapipe Holdings, LLC, Datapipe Parent, Inc. and the key stockholders party thereto (incorporated by reference from Exhibit 10.9 to Rackspace Technology, Inc.'s Registration Statement on Form S-1 filed on July 10, 2020)
10.14†	Employment Agreement, between Rackspace US, Inc. and Kevin Jones, effective as of March 13, 2019 (incorporated by reference from Exhibit 10.11 to Rackspace Technology, Inc.'s Registration Statement on Form S-1 filed on July 10, 2020)
10.15†	First Amendment to Employment Agreement, between Rackspace US, Inc. and Kevin Jones, effective April 1, 2021 (incorporated by reference from Exhibit 10.13 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2021)
10.16†	Transition Agreement and Release of Claims, between Rackspace Technology, Inc. and Kevin Jones, effective September 27, 2022 (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended September 30, 2022)
10.17†	Employment Agreement, between Rackspace US, Inc. and Subroto Mukerji, effective as of July 1, 2019 (incorporated by reference from Exhibit 10.14 to Rackspace Technology, Inc.'s Registration Statement on Form S-1 filed on July 10, 2020)
10.18†	First Amendment to the Employment Agreement, between Rackspace US, Inc. and Subroto Mukerji, dated as of September 11, 2019 (incorporated by reference from Exhibit 10.15 to Rackspace Technology, Inc.'s Registration Statement on Form S-1 filed on July 10, 2020)
10.19†	Second Amendment to the Employment Agreement, between Rackspace US, Inc. and Subroto Mukerji, dated as of August 17, 2020 (incorporated by reference from Exhibit 10.18 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2021)
10.20†	Third Amendment to the Employment Agreement, between Rackspace US, Inc. and Subroto Mukerji, dated as of September 15, 2021 (incorporated by reference from Exhibit 10.19 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2021)
10.21†	Fourth Amendment to Employment Agreement, between Rackspace US, Inc. and Subroto Mukerji, effective as of April 15, 2022 (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2022)
10.22†	Separation Agreement and Release between Rackspace US, Inc. and Subroto Mukerji, dated as of November 8, 2022 (incorporated by reference from Exhibit 10.4 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended September 30, 2022)
10.23†	Employment Agreement between the Company and Amar Maletira, dated October 16, 2020 (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 8-K, filed on October 21, 2020)
10.24†	Amended and Restated Employment Agreement between Rackspace Technology, Inc. and Amar Maletira, effective September 27, 2022 (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended September 30, 2022)
10.25†	Employment Agreement, between Rackspace US, Inc. and Holly Windham, effective as of April 17, 2017 (incorporated by reference from Exhibit 10.3 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2021)
10.26†	First Amendment to Employment Agreement, between Rackspace US, Inc. and Holly Windham, effective as of October 1, 2017 (incorporated by reference from Exhibit 10.4 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2021)
10.27†	Second Amendment to Employment Agreement, between Rackspace US, Inc. and Holly Windham, effective April 1, 2021 (incorporated by reference from Exhibit 10.14 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2021)
10.28†	Third Amendment to Employment Agreement, between Rackspace US, Inc. and Holly Windham, effective February 1, 2022 (incorporated by reference from Exhibit 10.24 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2021)
10.29*†	Transition Agreement and Release of Claims, between Rackspace Technology, Inc. and Holly Windham, effective January 16, 2023
10.30†	Employment Letter to Martin Blackburn, dated as of October 30, 2019 (incorporated by reference from Exhibit 10.9 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2021)

10.31†	Service Agreement, between Rackspace Limited and Martin Blackburn, effective as of December 1, 2019 (incorporated by reference from Exhibit 10.10 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2021)
10.32†	Settlement Agreement between Rackspace Limited and Martin Blackburn, dated as of November 2, 2022 (incorporated by reference from Exhibit 10.3 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended September 30, 2022)
10.33†	Employment Agreement between Rackspace US, Inc. and Naushaza Molu, dated November 14, 2022 (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 8-K, filed on November 18, 2022)
10.34†	First Amendment to Employment Agreement between Rackspace US, Inc. and Naushaza Molu, dated November 15, 2022 (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.'s Form 8-K, filed on November 18, 2022)
10.35*†	Second Amendment to Employment Agreement between Rackspace US, Inc. and Naushaza Molu, dated March 13, 2023
10.36†	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and each of the named executive officers (other than the Chief Executive Officer) under the 2017 Incentive Plan (incorporated by reference from Exhibit 10.20 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A filed on July 27, 2020)
10.37†	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and the Chief Executive Officer under the 2017 Incentive Plan (incorporated by reference from Exhibit 10.21 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A filed on July 27, 2020)
10.38†	Form of Service-Based RSU Award Agreement between Rackspace Technology, Inc. and the Chief Executive Officer under the 2017 Incentive Plan (incorporated by reference from Exhibit 10.22 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A filed on July 27, 2020)
10.39†	Form of Performance-Based RSU Award Agreement between Rackspace Technology, Inc. and the Chief Executive Officer under the 2017 Incentive Plan (incorporated by reference from Exhibit 10.23 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A filed on July 27, 2020)
10.40†	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and certain of the Directors under the 2017 Incentive Plan (incorporated by reference from Exhibit 10.24 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A filed on July 27, 2020)
10.41†	Form of RSU Award Agreement between Rackspace Technology, Inc. and certain of the Directors under the 2017 Incentive Plan (incorporated by reference from Exhibit 10.25 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A filed on July 27, 2020)
10.42†	Form of RSA Award Agreement between Rackspace Technology, Inc. and certain of the Directors under the 2017 Incentive Plan (incorporated by reference from Exhibit 10.26 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A filed on July 27, 2020)
10.43†	Form of Restricted Stock Unit Award Agreement between Rackspace Technology, Inc. and the Company's Chief Executive Officer (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Current Report on Form 8-K filed on August 25, 2021)
10.44†	Form of Performance Stock Unit Agreement between Rackspace Technology, Inc. and the Company's Chief Executive Officer (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.'s Current Report on Form 8-K filed on August 25, 2021)
10.45†	Form of Performance Stock Unit Agreement between Rackspace Technology, Inc. and certain of its executive officers under the 2020 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2022)
10.46†	Rackspace Technology, Inc. Equity Incentive Plan, dated as of April 7, 2017 (incorporated by reference from Exhibit 10.27 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A filed on July 27, 2020)
10.47†	Rackspace Technology, Inc. 2020 Equity Incentive Plan (incorporated by reference from Exhibit 4.2 to Rackspace Technology Inc.'s Registration Statement on Form S-8 filed on August 5, 2020)
10.48†	Rackspace Technology, Inc. Amendment No. 1 to 2020 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended June 30, 2022)
10.49†	Rackspace Technology, Inc. Employee Stock Purchase Plan (incorporated by reference from Exhibit 4.3 to Rackspace Technology Inc.'s Registration Statement on Form S-8 filed on August 5, 2020)
10.50†	Rackspace Technology, Inc. Annual Cash Incentive Plan (incorporated by reference from Exhibit 10.8 to Rackspace Technology Inc.'s Quarterly Report on Form 10-Q filed on November 10, 2020)

10.51†	Rackspace Technology, Inc. Non-Employee Director Compensation Policy (incorporated by reference from Exhibit 10.31 to Rackspace Technology, Inc.'s Registration Statement on Form S-1 filed on July 10, 2020)
10.52†	Rackspace Technology, Inc. Executive Change in Control Severance Plan (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 8-K, filed on March 18, 2021)
10.53†	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.32 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A filed on July 27, 2020)
21.1*	Subsidiaries of the registrant
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
31.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RACKSPACE TECHNOLOGY, INC.

Date:	March 16, 2023	By: /s/ Bobby Molu
		Bobby Molu
		Executive Vice President and Chief Financial Officer
		(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Amar Maletira Amar Maletira	Chief Executive Officer; Director *(Principal Executive Officer)*	March 16, 2023
/s/ Bobby Molu Bobby Molu	Executive Vice President and Chief Financial Officer *(Principal Financial Officer)*	March 16, 2023
/s/ Mark Marino Mark Marino	Chief Accounting Officer *(Principal Accounting Officer)*	March 16, 2023
/s/ Susan Arthur Susan Arthur	Director	March 16, 2023
/s/ Jeffrey Benjamin Jeffrey Benjamin	Director	March 16, 2023
/s/ Dhiren Fonseca Dhiren Fonseca	Director	March 16, 2023
/s/ Mitch Garber Mitch Garber	Director	March 16, 2023
/s/ Anthony Roberts Anthony Roberts	Director	March 16, 2023
/s/ Shashank Samant Shashank Samant	Director	March 16, 2023
/s/ David Sambur David Sambur	Director	March 16, 2023
/s/ Aaron Sobel Aaron Sobel	Director	March 16, 2023

To contact Rackspace Technology investor relations, please email ir@rackspace.com.

Our transfer agent, Computershare, can be reached on the web at www.us.computershare.com/Investor

or by one of the ways below:

By phone
+1 877-373-6374
(U.S. Canada, Puerto Rico)
+1 781-575-3100
(everywhere else)

By mail
Computershare
PO Box 505000
Louisville, KY 40233-5000

By overnight delivery
Computershare
462 South 4th Street, Suite 1600
Louisville, KY 40202

